Exhibit 99.2

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2024 and 2023

WOORI BANK

Page(s)

INDEPENDENT AUDITORS’ REPORT	1-3

Separate Financial Statements

Separate Statements of Financial Position	5-6

Separate Statements of Comprehensive Income	7

Separate Statements of Changes in Equity	8

Separate Statements of Cash Flows	9-10

Notes to the Separate Financial Statements	11-154

Independent Auditor’ Review Report on Internal Control over Financial Reporting	155

INDEPENDENT AUDITORS’ REPORT

(Based on a report originally issued in Korean)

The Board of Directors and Shareholder of

Woori Bank

Opinion

We have audited the separate financial statements of Woori Bank (the “Bank”), which comprise the separate statement of financial position as of December 31, 2024 and 2023, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Bank as of December 31, 2024 and 2023, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (K-IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the financial statements in the Republic of Korea and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting corp.

Seoul, Korea

March 4, 2025

This report is effective as of March 4, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2024 AND 2023

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of, the management of Woori Bank.

Jin Wan Jung

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

   (Phone Number)    02-2002-3000

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2024	December 31, 2023
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 4, 6 and 45)	23,772,681	27,066,108
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 18, 26 and 45)	25,420,003	21,118,307
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12 and 18)	42,307,565	36,375,201
Securities at amortized cost (Notes 4, 9, 11 and 18)	18,719,264	23,584,608
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	342,465,297	320,810,617
Investments in subsidiaries and associates (Note 13)	4,422,532	3,734,506
Investment properties (Note 14)	455,621	528,615
Properties and equipment (Note 15)	2,812,324	2,552,410
Intangible assets (Note 16)	365,004	305,640
Assets held for sale (Note 17)	31,266	11,573
Current tax assets (Note 42)	33,122	126,388
Derivative assets (Designated for hedging) (Notes 4, 11, 12, 26 and 45)	10,102	698
Net defined benefit assets (Note 24)	137,916	221,546
Other assets (Notes 19 and 45)	272,126	251,671

Total assets	461,224,823	436,687,888

LIABILITIES
Financial liabilities at FVTPL (Notes 4, 11, 12, 20, 26 and 45)	9,746,647	6,015,790
Deposits due to customers (Notes 4, 11, 21 and 45)	347,165,137	338,741,703
Borrowings (Notes 4, 11, 12, 22 and 45)	21,887,868	21,461,867
Debentures (Notes 4, 11 and 22)	25,530,318	21,273,027
Provisions (Notes 23, 44 and 45)	531,131	705,507
Current tax liabilities (Note 42)	76,361	23,061
Deferred tax liabilities (Note 42)	777,072	372,268
Derivative liabilities (Designated for hedging) (Notes 4, 11, 12, 26 and 45)	102,634	135,263
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	28,449,451	22,635,153
Other liabilities (Notes 25 and 45)	230,894	227,496

Total liabilities	434,497,513	411,591,135

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024, AND 2023 (CONTINUED)

	December 31, 2024	December 31, 2023
	(Korean Won in millions)
EQUITY
Share capital (Note 28)	3,581,392	3,581,392
Hybrid securities (Note 29)	1,645,947	1,546,447
Capital surplus (Note 28)	1,068,420	1,068,420
Other equity (Note 30)	(55,215)	51,880
Retained earnings (Notes 31 and 32)	20,486,766	18,848,614
(Regulatory reserve for credit loss)	(1,767,408)	(2,164,140)
(Regulatory reserve for credit loss to be reversed (provisioned for))	(185,534)	396,732
(Planned reversal of (provision for) regulatory reserve for credit loss)	(185,534)	396,732

Total equity	26,727,310	25,096,753

Total liabilities and equity	461,224,823	436,687,888

The accompanying notes are part of these separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	For the years ended December 31
	2024	2023
	(Korean Won in millions, except for per share data)
Interest income	17,982,378	16,981,802
Financial assets at FVTPL	120,688	92,854
Financial assets at FVTOCI	1,227,748	945,536
Financial assets at amortized cost	16,633,942	15,943,412
Interest expense	(11,240,595)	(10,293,311)

Net interest income (Notes 11, 34 and 45)	6,741,783	6,688,491
Fees and commissions income	1,153,366	1,046,057
Fees and commissions expense	(180,203)	(196,620)

Net fees and commissions income (Notes 11, 35 and 45)	973,163	849,437
Dividend income (Notes 11, 36 and 45)	457,409	306,494
Net gain on financial instruments at FVTPL (Notes 11, 37 and 45)	1,509,161	514,706
Net gain (loss) on financial assets at FVTOCI (Notes 11 and 38)	92,107	(38,399)
Net gain on financial assets at amortized cost (Note 11)	165,192	101,788
Net gain on disposals of loans and other financial assets at amortized cost	165,192	101,788
Provision for expected credit loss allowance (Notes 11, 39 and 45)	(698,265)	(930,995)
General and administrative expenses (Notes 40 and 45)	(3,327,224)	(3,409,755)
Other net operating expenses (Notes 40 and 45)	(2,219,561)	(1,064,546)

Operating income	3,693,765	3,017,221
Impairment loss on investments in subsidiaries and associates (Note 13)	(2,386)	(1,786)
Net other non-operating expenses	(28,840)	(23,503)

Non-operating expenses (Notes 13 and 41)	(31,226)	(25,289)

Net income before income tax expense	3,662,539	2,991,932
Income tax expense (Note 42)	(867,987)	(714,792)

Net income
(Net income after the provision of regulatory reserve for credit loss for the years ended December 31, 2024 and 2023 are 2,609,018 million Won and 2,673,872 million Won, respectively) (Note 32)	2,794,552	2,277,140

Net gain (loss) on valuation of equity securities at FVTOCI	(142,223)	195,587
Net gain on changes in credit risk of financial liabilities designated to be measured at FVTPL	1,348	—
Remeasurement loss related to defined benefit plan	(57,385)	(66,174)
Items that will not be reclassified to profit or loss	(198,260)	129,413

Net gain on valuation of debt securities at FVTOCI	172,040	523,744
Gain on foreign currency translation of foreign operations	33,520	2,364
Loss on evaluation of hedge of net investment in foreign operations	(12,217)	(1,493)
Items that may be reclassified to profit or loss	193,343	524,615

Other comprehensive income (loss), net of tax (Note 30)	(4,917)	654,028

Total comprehensive income	2,789,635	2,931,168

Earnings per share (Note 43)
Basic and diluted earnings per share (Unit: In Korean Won)	3,797	3,047

The accompanying notes are part of these separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 1, 2023	3,581,392	2,344,816	1,068,420	(660,858)	18,100,087	24,433,857
Net income	—	—	—	—	2,277,140	2,277,140
Dividends on common stocks	—	—	—	—	(1,372,572)	(1,372,572)
Net gain on valuation of financial assets at FVTOCI	—	—	—	719,331	—	719,331
Net gain (loss) due to disposal of financial assets at FVTOCI	—	—	—	(87)	87	—
Gain on foreign currency translation of foreign operations	—	—	—	2,364	—	2,364
Loss on evaluation of hedges of net investment in foreign operations	—	—	—	(1,493)	—	(1,493)
Remeasurement loss related to defined benefit plan	—	—	—	(66,174)	—	(66,174)
Appropriation of retained earnings	—	—	—	60,491	(60,491)	—
Dividends on hybrid securities	—	—	—	—	(95,637)	(95,637)
Issuance of hybrid securities	—	299,327	—	—	—	299,327
Redemption of hybrid securities	—	(1,097,696)	—	(1,694)	—	(1,099,390)

December 31, 2023	3,581,392	1,546,447	1,068,420	51,880	18,848,614	25,096,753

January 1, 2024	3,581,392	1,546,447	1,068,420	51,880	18,848,614	25,096,753
Net income	—	—	—	—	2,794,552	2,794,552
Dividends to common stocks	—	—	—	—	(1,131,996)	(1,131,996)
Net gain on changes in credit risk of financial liabilities designated to be measured at FVTPL	—	—	—	1,348	—	1,348
Net gain on valuation of financial assets at FVTOCI	—	—	—	29,817	—	29,817
Net gain (loss) on disposal of financial assets at FVTOCI	—	—	—	(53,539)	53,539	—
Gain on foreign currency translation of foreign operations	—	—	—	33,520	—	33,520
Loss on evaluation of hedge of net investment in foreign operations	—	—	—	(12,217)	—	(12,217)
Remeasurement loss related to defined benefit plan	—	—	—	(57,385)	—	(57,385)
Appropriation of retained earnings	—	—	—	1,694	(1,694)	—
Business combination under the common control	—	—	—	(590)	—	(590)
Dividends to hybrid securities	—	—	—	—	(76,249)	(76,249)
Issuance of hybrid securities	—	757,970	—	—	—	757,970
Redemption of hybrid securities	—	(658,470)	—	(49,743)	—	(708,213)

December 31, 2024	3,581,392	1,645,947	1,068,420	(55,215)	20,486,766	26,727,310

The accompanying notes are part of these separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	For the years ended December 31
	2024	2023
	(Korean Won in millions)
Cash flows from operating activities:
Net income	2,794,552	2,277,140
Adjustments:
Income tax expense	867,987	714,792
Interest income	(17,982,378)	(16,981,802)
Interest expense	11,240,595	10,293,311
Dividend income	(530,748)	(360,629)

	(6,404,544)	(6,334,328)

Additions of expenses not involving cash outflows:
Loss on financial assets at FVTOCI	4,583	46,335
Provision for expected credit loss allowance	698,265	930,995
Impairment losses on investments in subsidiaries and associates	2,386	1,786
Loss on derivatives (designated for hedging)	24,252	8,819
Loss on fair value hedge	64,571	72,601
Loss on other provisions	40,605	69,742
Retirement benefits	109,088	88,637
Depreciation and amortization	387,730	361,352
Loss on disposal of properties and equipment, intangible asset and other assets	1,435	1,217
Impairment loss on properties and equipment, intangible asset and other assets	217	22
Loss on foreign currency translation	1,181,071	394,827
Other losses	10,888	—
Other operating expenses	8,627	169,357

	2,533,718	2,145,690

Deductions of incomes not involving cash inflows:
Gain on financial instruments at FVTPL	1,266,813	586,995
Gain on financial assets at FVTOCI	96,690	7,936
Gain on disposal of investments in subsidiaries and associates	12,609	33,081
Gain on derivatives (designated for hedging)	40,843	69,479
Gain on fair value hedge	25,469	8,986
Gain related to other provisions	2,752	14,092
Gain on disposal of properties and equipment, intangible assets and other assets	337	1,416
Reversal of impairment loss on properties and equipment, intangible asset and other assets	—	47
Gain on disposal of assets held for sale	—	3,027

	1,445,513	725,059

Changes in operating assets and liabilities:
Financial instruments at FVTPL	907,516	(2,162,406)
Loans and other financial assets at amortized cost	(19,333,275)	(12,444,391)
Other assets	(8,198)	(110,980)
Deposits due to customers	4,413,557	14,932,187
Provisions	(209,556)	(27,096)
Net defined benefit liability	(103,436)	(112,511)
Other financial liabilities	4,631,721	1,449,421
Other liabilities	(5,974)	45,523

	(9,707,645)	1,569,747

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023 (CONTINUED)

	For the years ended December 31
	2024	2023
	(Korean Won in millions)
Cash received (paid) from operating activities:
Interest income received	18,178,160	16,616,933
Interest expense paid	(10,742,146)	(9,178,973)
Dividends received	530,748	360,629
Income tax paid	(297,011)	(1,270,630)

Net cash inflow (outflow) from operating activities	(4,559,681)	5,461,149

Cash flows from investing activities:
Disposal of financial instruments at FVTPL	13,414,415	10,690,537
Acquisition of financial instruments at FVTPL	(13,410,068)	(13,076,753)
Disposal of financial assets at FVTOCI	25,622,712	19,970,026
Acquisition of financial assets at FVTOCI	(30,557,886)	(23,604,697)
Redemption of securities at amortized cost	7,616,152	6,735,231
Acquisition of securities at amortized cost	(2,494,615)	(2,827,215)
Disposal of investments in subsidiaries and associates	33,161	17,545
Acquisition of investments in subsidiaries and associates	(710,964)	(68,711)
Disposal of properties and equipment	129	2,242
Acquisition of properties and equipment	(166,448)	(99,682)
Disposal of intangible assets	613	—
Acquisition of intangible assets	(134,379)	(165,835)
Disposal of assets held for sale	—	3,547
Net increase in other assets	18,348	8,545
Business combination under common control	2,627	—

Net cash outflow from investing activities	(766,203)	(2,415,220)

Cash flows from financing activities:
Net decrease (increase) of derivatives (designated for hedging)	(25,442)	1,394
Net decrease in borrowings	(1,327,778)	(371,695)
Issuance of debentures	16,756,011	12,859,755
Redemption of debentures	(13,378,345)	(16,412,140)
Redemption of lease liabilities	(171,368)	(132,159)
Net increase (decrease) of other liabilities	(17,690)	30
Dividends paid to common stocks	(1,131,996)	(1,372,572)
Issuance of hybrid securities	757,970	299,327
Redemption of hybrid securities	(726,055)	(1,100,000)
Dividends paid to hybrid securities	(76,249)	(95,637)

Net cash inflow (outflow) from financing activities	659,058	(6,323,697)

Effects of exchange rate changes on cash and cash equivalents	1,373,399	(169,385)
Net decrease in cash and cash equivalents	(3,293,427)	(3,447,153)
Cash and cash equivalents, the beginning of the year	27,066,108	30,513,261

Cash and cash equivalents, the end of the year (Note 6)	23,772,681	27,066,108

The accompanying notes are part of these separate financial statements.

WOORI BANK

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

1.	GENERAL

(1)	Summary of the Company

Woori Bank (the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

As of December 31, 2024, the Bank’s shares are wholly owned by Woori Financial Group Inc. (“Woori Financial Group”) which was established in accordance with the Financial Holding Companies Act on January 11, 2019. The Bank has 716 million shares and common stocks amounting to 3,581,392 million Won.

The headquarters of the Bank is located at 51, Sogong-ro, Jung-gu, Seoul, Korea. The Bank has 684 branches and offices in Korea, and 16 branches, 8 branch offices and 4 offices overseas as of December 31, 2024.

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

(1)	Basis of preparation

The Bank maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying separate financial statements have been restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The separate financial statements of the Bank have been prepared in accordance with K-IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The material accounting policies applied in the preparation of financial statements are stated below, and the accounting policies applied are identical to ones used in the preparation of previous period’s financial statements, except for the effects of adopting new standards or interpretations as explained below.

The financial statements are prepared at the end of each reporting period on the historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

Meanwhile, the consolidated financial statements of the Bank was initially approved by the board of directors on February 7, 2025, and is planned for an approval in the annual shareholder’s meeting on March 25, 2025.

1)	From the accounting period beginning on January 1, 2024, the Bank has newly applied the following amendments and interpretations.

i)	Amendments to K-IFRS No.1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. In addition, covenants that an entity is required to comply with after the end of the reporting period would not affect classification of a liability as current or non-current at the reporting date. When an entity classifies a liability that is subject to the covenants which an entity is required to comply with within twelve months of the reporting date as non-current at the end of the reporting period, the entity shall disclose information in the notes to understand the risk that non-current liabilities with covenants could become repayable within twelve months after the reporting period. The Bank determined that there is no significant impact on the separate financial statements due to these amendments.

ii)	Amendments to K-IFRS No.1007 ‘Statement of Cash Flows’, K-IFRS 1107 ‘Financial Instruments: Disclosures’ – Supplier finance arrangements

When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The Bank determined that there is no significant impact on the separate financial statements due to these amendments.

iii)	Amendments to K-IFRS No.1116 ‘Leases’ – Lease Liability in a Sale and Leaseback

When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The Bank determined that there is no significant impact on the separate financial statements due to these amendments.

iv)	Amendments to K-IFRS No.1001 ‘Presentation of Financial Statements’ – Disclosure of Cryptographic Assets

The amendments require an additional disclosure if an entity holds cryptographic assets, or holds cryptographic assets on behalf of the customer, or issues cryptographic assets. The Bank determined that there is no significant impact on the separate financial statements due to these amendments.

2)	The details of K-IFRS that have been issued and published as of January 1, 2024 but have not yet reached the effective date, and which the Bank has not applied at an earlier date are as follows :

i)	Amendments to K-IFRS No.1021 ‘The Effects of Changes in Foreign Exchange Rates’ and K-IFRS No.1101 ‘First-time Adoption of International Financial Reporting Standards’ – Lack of Exchangeability

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments should be applied for annual periods beginning on or after January 1, 2025, and earlier application is permitted. The Bank determined that there is no significant impact on the separate financial statements due to these amendments.

ii)	Amendments to K-IFRS No.1109 ‘Financial Instruments’, K-IFRS No.1107 ‘Financial Instruments: Disclosures’

When an entity K-IFRS No.1109 ‘Financial Instruments’ and K-IFRS No.1107 ‘Financial Instruments: Disclosures’ have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Bank is in review for the impact of these amendments on the financial statements. These amendments

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVTOCI).

iii)	Amendments Annual Improvements to K-IFRS -Volume 11

Annual Improvements to K-IFRS -Volume 11 should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Bank is in review for the impact of these amendments on the financial statements.

•	K-IFRS No.1101 ‘First-time Adoption of International Financial Reporting Standards’: Hedge accounting by a first-time adopter

•	K-IFRS No.1107 ‘Financial Instruments: Disclosures’: Gain or loss on derecognition and implementation guidance

•	K-IFRS No.1109 ‘Financial Instruments’: Derecognition of lease liabilities and definition of transaction price

•	K-IFRS No.1110 ‘Consolidated Financial Statements’: Determination of a ‘de facto agent’

•	K-IFRS No.1007 ‘Statement of Cash Flows’: Cost method

(2)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the sum of the acquisition-date fair values of the assets transferred by the Bank in exchange for control of the acquiree, liabilities assumed by the Bank and the equity interests issued by the Bank. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1012 ‘Income Taxes’ and K-IFRS No.1019 ‘Employee Benefits’, respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Bank entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS No.1102 ‘Share-based Payment’ at the acquisition date; and

•

non-current assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS No.1105 ‘Non-current Assets Held for Sale and Discontinued Operations’ are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Bank’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Bank’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income (or other comprehensive income, if applicable) identical to the treatment assuming interests are sold directly.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable.

When the consideration transferred by the Bank in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration other than the above is remeasured at subsequent reporting dates as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Bank’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Bank obtains control) and the resulting gain or loss, if any, is recognized in net income (or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly.

In cases where i) a common entity ultimately controls over all participating entities, or businesses, in a business combination transaction, prior to and after the transaction continuously, and ii) the control is not temporary, the transaction meets the definition of “business combination under common control” and it is deemed that the transaction only results in the changes in legal substance, and not economic substance, from the perspective of the ultimate controlling party. Thus, in such transactions, the acquirer recognizes the assets and liabilities of the acquiree in its financial statements at the book values as recognized in the ultimate controlling party’s consolidated financial statements, and the difference between the book value of consideration transferred to and the book value of net assets transferred in is recognized as equity.

(3)	Investment in joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Bank operates as a joint operator, it recognizes in relation to its interest in a joint operation:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output arising from the joint operation;

•	its share of the revenue from the sale of the output by the joint operation; and

•	its expenses, including its share of any expenses incurred jointly.

The Bank accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with K-IFRS applicable to the particular assets, liabilities, revenues and expenses.

When the Bank enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(4)	Revenue recognition

K-IFRS No.1115 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Bank performs that obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are measured through effective interest rate method.

i)	Revenue from contracts with customers

The Bank recognizes revenue when the Bank satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Bank recognizes as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Bank expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Bank recognizes revenue by major sources as shown below:

①	Fees and commission received for brokerage

The fees and commission received for brokerage are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Bank acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

②	Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. The majority of these fees and commission received related to credit are from the business activities relevant to Consumer banking and Corporate banking segment.

③	Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. The majority of these fees and commission received for electronic finance are from the business activities relevant to Consumer banking and Corporate banking segment.

④	Fees and commission received on foreign exchange handling

The fees and commission received on foreign exchange handling consist of various fees incurred when transferring foreign currency. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange handling are substantially attributable to Corporate banking segment.

⑤	Fees and commission received on foreign exchange

The fees and commission received on foreign exchange consist of fees related to the issuance of various certificates, such as exchange, import and export performance certificates, purchase certificates, etc. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange are substantially attributable to Corporate banking segment.

⑥	Fees and commission received for guarantee

The fees and commission received for guarantee include the fees received for the various warranties. The activities related to the warranty consist mainly of performance obligations satisfied over time and fees and commission are recognized over the guarantee period. The business activities relevant to these fees and commission received for guarantee are substantially attributable to Corporate banking segment.

⑦	Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on credit card are substantially attributable to Consumer banking segment.

⑧	Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

⑨	Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Bank. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commissions are received. These other fees occur across all operating segments and no single operating segment represents majority of other fees.

ii)	Other revenue from contracts with customers

①	Interest income

Interest income on financial assets measured at FVTPL, FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of debt securities (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial total carrying amount over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points (limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties, and future cash flows exclude expected credit loss when calculating the effective interest rate. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

②	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest of loans, is accounted for as deferred origination fees. Incremental costs related to the origination of loans are accounted for as deferred origination costs and is being added or deducted to/from interest income on loans using effective interest rate method.

(5)	Accounting for foreign currencies

The Bank’s separate financial statements are presented in Korean Won, which is the functional currency of the Bank. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. The effective portion of the changes in fair value of a derivative that qualifies as a cash flow hedge and the foreign exchange differences on monetary items that form part of net investment in foreign operations are recognized in equity.

Assets and liabilities of the foreign operations subject to consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss are measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity. When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss.

(6)	Cash and cash equivalents

The Bank is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(7)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

a)	Business model

The Bank evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

•

The accounting policies and purpose specified for the portfolio, and the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

•	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

•	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

•	The compensation plan for the management (e.g., whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

•	Frequency, amount, timing and reason for sale of financial assets in the past, and forecast of future sale activities

b)	Contractual cash flows

The principal is defined to be the fair value of a financial asset at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g., liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Bank considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Bank considers the following elements when evaluating the following:

•	Conditions that lead to modification of timing or amount of cash flows

•	Contractual terms that adjust contractual nominal interest, including floating rate features

•	Early payment features and maturity extension features

•	Contractual terms that limit the Bank’s claim on cash flows arising from certain assets (e.g., non-recourse feature)

•	Terms of holding multiple contractually linked financial tranche that concentrate credit risk

In such case, credit risk comparison information of the instrument itself, the contractual cash flow characteristics of underlying financial instrument group and the underlying financial instrument group

①	Financial assets at FVTPL

The Bank is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized in net income. Transaction costs related to acquisition at initial recognition is recognized in net income immediately upon its occurrence.

The Bank may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost, and is subsequently measured in fair value. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instruments), and reclassified within the equity for FVTOCI (equity instruments)

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Bank at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition and are subsequently measured at fair value. Gain or loss arising from financial liabilities at FVTPL is recognized in profit or loss when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Bank’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Bank’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under K-IFRS No.1109 ‘Financial Instruments’.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Bank modifies the business model used to manage financial assets. When the Bank modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Bank does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Bank recognizes financial assets to the extent of its continuing involvement. If the Bank holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In case when a financial asset is not fully derecognized, the Bank allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Bank derecognizes financial liabilities when, and only when, the Bank’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Bank exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Bank accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (The Bank concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

a)	Financial assets at FVTPL and Financial assets at FVTOCI

The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter market are generally recognized at an amount computed by an independent appraiser. When the Bank uses the fair value determined by independent appraisers, the Bank usually obtains three values from three different appraisers for each financial instrument, and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Bank uses the amount determined by the independent appraiser. The Bank verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reappraisal done by employees who have knowledge of valuation models and assumptions that appraisers used.

b)	Derivatives

The Bank’s transactions involving derivatives such as futures and exchange traded options are measured at market value. A portion of exchange traded derivatives classified as level 2 in the fair value hierarchy, the fair value is estimated using internal valuation techniques. If there are no publicly available market prices because they are traded over-the-counter, fair value is measured through internal valuation techniques. When using internal valuation techniques to derive fair value, the types of derivatives, base interest rate or characteristics of prices, or stock market indices are considered. When variables used in the internal valuation techniques are not observable information in the market, such variables may contain significant estimates.

c)	Adjustment of valuation amount

The Bank is exposed to credit risk when a counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Bank earns income through derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value, there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the counter derivatives. The amount of financial liabilities is also adjusted by the Bank’s own credit risk when valuing them.

The amount of adjustment is derived from counterparty’s probability of default and loss given default. This adjustment considers contractual matters that are designed to reduce the Bank’s exposure to each counterparty’s credit risk. When derivatives are under master netting arrangement, the exposure used in the computation of credit risk adjustment is a net amount after adding/deducting cash collateral received (or paid) from loss(or gain) position derivatives with the same counterparty.

6)	Expected credit losses on financial assets

The Bank recognizes loss allowance on expected credit losses for the following assets:

•	Financial assets at amortized cost

•	Debt instruments measured at FVTOCI

•	Contract assets as defined by K-IFRS No.1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on current conditions and forecasts of future economic conditions that are available without undue cost or effort.

The methods to measure expected credit losses are classified into following three categories in accordance with K-IFRS:

•	General approach: Financial assets that do not belong to below two models and unused loan commitments

•	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

•	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

When financial assets are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the Bank are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset. Changes in loss allowance due to subsequent recoveries of amounts previously written off are recognized in profit or loss.

b)	Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related allowance is reclassified from other comprehensive income to net income.

(8)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Bank has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(9)	Investment properties

The Bank classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Bank and the cost of an asset can be measured reliably, and the book value of a portion of an asset that are replaced by a subsequent expenditure is removed from the books. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the depreciation method and useful lives of properties and equipment. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, and when it is deemed appropriate to change them, the effect of any change is accounted for as a change in accounting estimates.

An investment property is derecognized from the separate financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss from derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property, and is recognized in profit or loss of the period.

(10)	Properties and equipment

Properties and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of properties and equipment is expenditure directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Bank and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other properties and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Buildings used for business purpose	40 years
Structures in leased office	5 years
Properties for business purpose	5 years

The Bank reassesses the depreciation method, the estimated useful lives and residual values of properties and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a properties and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(11)	Intangible assets and goodwill

The Bank is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Bank’s intangible asset are amortized over the following economic lives using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	5 to 10 years
Development costs	5 years
Other intangible assets	5 years or contract period

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount.

Goodwill is not amortized, but is subject to an impairment test every year, and whenever there is an indicator that goodwill is impaired.

Goodwill is allocated to each of the Bank’s cash-generating unit (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill cannot be reversed in subsequent periods.

(12)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in profit or loss.

(13)	Leases

The Bank determines whether the agreement is a lease or includes a lease at the time of the agreement. In exchange for consideration in the contract, if the control over the use of the identified asset is transferred for a period of time, the contract is a lease or includes a lease. In determining whether a contract transfers control of the use of the identified asset, the Bank uses the definition of a lease in K-IFRS No.1116.

1)	The Bank as a lessee

The Bank recognizes the right-of-use asset and the lease liability at the commencement date of the lease. The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date (less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement of the lease to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, but if that cannot be readily determined, the Bank uses its incremental borrowing rate. The Bank generally uses the incremental borrowing rate.

The lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments (including in-substance fixed payments)

•	Variable lease payments that depend on an index (or a rate), initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the lessee under residual value guarantees

•

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease liability is subsequently increased by the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease payments. The lease liability is remeasured if the future lease payments change depending on changes in the index(or a rate), changes in the expected amount to be paid under the residual value guarantee, and changes in the assessment of whether the purchase or extension option is reasonably certain to be exercised or not to exercise the terminate option.

When remeasuring a lease liability, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Most extension options in offices and vehicles leases have not been included in the lease liability, because the Bank could replace the assets without significant cost or business disruption.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Bank becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

During the current financial year, the financial effect of revising lease terms to reflect the effect of exercising extension and termination options was an increase in recognized lease liabilities and right-of-use assets of 2,892 million Won.

In the statement of financial position, the Bank classified the right-of-use assets that do not meet the definition of investment property as ‘properties and equipment’ and the lease liabilities as ‘other financial liabilities.’

The Bank has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term less than 12 months and leases for which the underlying asset is of low value. The Bank recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

2)	The Bank as a lessor

At the date of the agreement or the effective date of the modification containing the lease element, the Bank allocates the consideration of the contract to each lease element on the basis of its relative stand-alone price.

As a lessor, the Bank classifies its leases as either an operating lease or a finance lease at the commencement date.

The Bank subsequently judges whether the lease transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset, otherwise a lease is classified as an operating lease.

If the agreement contains both lease and non-lease elements, the Bank applies K-IFRS No.1115 to allocate the consideration of the contract.

The Bank applies derecognition and impairment provisions of K-IFRS No.1109 to its net investment in the lease. The Bank also carries out regular review of the unguaranteed residual value used to calculate total lease investment.

The Bank recognizes lease payments from operating lease as income on a straight-line basis.

The accounting policy that the Bank has applied as a lessor is not different from K-IFRS No.1116.

(14)	Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.

Derivatives are initially recognized at fair value at the date of contract and are subsequently measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument. If derivatives have been designated as hedging instruments and if it is effective, the point of recognition of gain or loss depends on the characteristics of hedging relationship.

1)	Embedded derivatives

Embedded derivatives are components of a hybrid financial instrument that includes a non-derivative host contract. It has an effect of modifying part of cash flows of the hybrid financial instrument similar to an independent derivative.

Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of K-IFRS No.1109 is not separated. The classification is done by considering the hybrid contract as a whole, and subsequent measurement is either at amortized cost or fair value.

If embedded derivatives are part of a hybrid contract of which the host contract is not a financial asset within the scope of K-IFRS No.1109 (e.g., financial liability), then these are treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics and risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL.

2)	Hedge accounting

The Bank is applying K-IFRS No.1109 in regard to hedge accounting. The Bank designates certain derivatives as hedging instrument against fair value changes in relation to the interest rate risk, foreign currency translation and interest rate risk, and foreign currency translation risk.

The Bank documents the relationship between hedging instruments and hedged items at the commencement of hedging in accordance with their purpose and strategy. Also, the Bank documents at the commencement and subsequent dates whether the hedging instrument effectively counters the changes in fair value of hedged items. A hedging instrument is effective only when it meets all the following criteria:

•	When there is an economic relationship between the hedged items and hedging instruments.

•	When the effect of credit risk is not stronger than the change in value due to the economic relationship between the hedged items and hedging instruments.

•	When the hedge ratio is equal to the proportion and the number of hedged items to those of the hedging instruments.

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).

The Bank designated only the part of derivative financial instruments except for the foreign currency basis spread. Changes in value due to the corresponding foreign currency basis spread are recognized in other comprehensive income and accumulated in equity items. If the hedged item relates to a transaction, the accumulated other comprehensive income is reclassified to profit or loss when the hedged item affects profit or loss.

However, if the hedged item subsequently recognizes a non-financial item, the accumulated amount in the equity item is removed directly from equity and included in the initial carrying amount of the recognized non-financial item. This transfer does not affect other comprehensive income.

However, if all or some of the accumulated equity items are not expected to recover in a future period, the amounts that are not expected to recover are immediately reclassified to profit or loss. If the hedged item relates to a period, the portion of the foreign currency basis spread at the date the derivative is designated as a hedging instrument is reclassified to profit or loss over the period of the hedge.

3)	Fair value hedge

Gain or loss arising from valid hedging instrument is recognized in profit or loss. However, when the hedging instrument mitigates risks on equity instruments designated as financial assets at FVTOCI, related gain or loss is recognized in other comprehensive income.

The book value of hedged items that are not measured in fair value is adjusted by the changes in fair value arising from the hedged risk, with resulting gain or loss reflected in net income. In case of debt instruments measured at FVTOCI, book value is an amount that is already adjusted to fair value and thus gain or loss arising from the hedged risk is recognized in profit or loss instead of other comprehensive income without adjustments in book value. When the hedged item is equity instruments measured at FVTOCI, the gain or loss arising from hedged risk is retained at other comprehensive income in order to match the gain or loss with hedging instruments.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. The fair value adjustments made to book value of hedged item due to hedged risk is amortized from the date of discontinuance of hedge accounting and is recognized in profit or loss.

(15)	Assets (or disposal group) held for sale

The Bank classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(16)	Provisions

The Bank recognizes provision if (a) it has present or contractual obligations as a result of the past event, (b) it is probable that an outflow of resources will be required to settle the obligation and (c) the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Bank recognizes provision related to the unused membership points, payment guarantees, loan commitment and litigations. Where the Bank is required to restore a leased property that is used as a branch to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(17)	Capital and compound financial instruments

The Bank classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

If the Bank reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

(18)	Financial guarantee liabilities

A financial guarantee contract is a contract where the issuer must pay a certain amount of money in order to compensate losses suffered by the creditor when debtor defaults on a debt instrument in accordance with original or modified contractual terms.

A financial guarantee is initially measured at fair value and is subsequently measured at the higher of the amounts below unless it is designated to be measured at FVTPL or when it arises from disposal of an asset.

•	Loss allowance in accordance with K-IFRS No.1109

•	Initial book value less accumulated profit measured in accordance with K-IFRS No.1115

(19)	Employee benefits and pensions

The Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Bank recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Bank recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Bank does not have legal obligation to do so because it can be construed as constructive obligation.

The Bank is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized as other comprehensive income in the period in which they occur.

Remeasurement recognized in the statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Bank presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the separate statement of financial position represents the actual deficit or surplus in the Bank’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) the date when the Bank is no longer able to cancel its proposal for termination benefits or 2) the date when the Bank has recognized the cost of restructuring that accompanies the payment of termination benefits.

(20)	Financial liabilities designated as hedge of a net investment in a foreign operation

When applying hedge accounting of net investment in a foreign operation, the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income and the ineffective portion of the hedge is recognized as current profit or loss in order to offset changes in the fair value of the hedged item caused by the hedging with changes in the fair value of the hedging instrument. The effective portion of hedge recognized in other comprehensive income will be reclassified from other comprehensive income to current profit or loss in accordance with K-IFRS No.1021 ‘The Effects of Changes’ in Foreign Exchange Rates at the time of disposal of a foreign operation or disposal of a portion of its foreign operations in the future.

(21)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Bank has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

The tax uncertainty arises from the compensation claim filed by the company, and the refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis In response, the Bank paid taxes in accordance with K-IFRS No.2123 due to the tax authority’s claim, but recognized as a corporate tax asset if it is highly probable of a refund in the future.

(22)	Earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations for future events that are reasonably considered probable. Accounting estimates based on these definitions may not match the actual occurrence results. Accounting estimates and assumptions that include significant risks that could significantly alter the carrying amount of assets and liabilities currently accounted for in the next accounting period are as follows:

(1)	Income taxes

The Bank has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Bank’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Bank’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Bank is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the separate financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2 (7) 5), ‘Fair value of financial assets and liabilities’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

The accuracy of the provision for credit losses is determined by the estimation of the expected cash flows for each borrower for estimating the individually assessed loan-loss allowance, and the assumptions and variables in the model used for estimating the collectively assessed loan-loss allowance, payment guarantee and unused commitment.

The Bank has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

The Bank uses forward-looking information to estimate expected credit losses in accordance with K-IFRS No.1109 ‘Financial Instruments’. Considering the potential for increased insolvency due to rising domestic and international economic uncertainties, the Bank estimates the probability of default (PD) and loss given default (LGD) using forward-looking information on key variables such as GDP growth rate, producer price index, apartment sales price index (KB, Seoul), and unemployment rate (original series), and accordingly recognizes additional expected credit loss provisions.

Unlike the forward-looking information applied at the end of the previous period, the Bank used a modeling technique based on GDP growth rate to estimate expected credit losses at the end of the current period.

The Bank will continuously monitor the impact of domestic and international political and economic uncertainties on the economy and continue to evaluate the appropriateness of related forward-looking information.

The measurement of expected credit loss is described in 4. Risk management (1) 3) Measurement of expected credit loss.

(4)	Defined benefit plan

The Bank operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks. The Bank is required to analyze and assess the level of complex risks and determine the permissible level of risks and manage such risks. The Bank’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Bank has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Bank has implemented risk management processes of identification, measurement, assessment, control, monitoring and reporting of risk.

The risk is managed in accordance with the Bank’s risk management policy. The Board Risk Management Committee, at the top decision-making level, makes decisions on the risk strategies such as the allocation of internal capital and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the potential financial losses that may incur in the future when the counterparty refuses to fulfill or lose the ability to fulfill its contractual obligations. The goal of credit risk management is to maintain the Bank’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

i)	Credit risk management

a.	Credit facilities limit management

The Bank calculates and manages the appropriate borrowing limits by aggregation, business and industry through management of aggregation, total exposure and portfolio.

b.	Credit risk monitoring organization and role

①	Large Corporate/Global Investment Banking Credit Analysis & Approval Dept.

•	Examination, approval, and maintenance of loans to large enterprises (including small and medium enterprises affiliated with major debt group)

•	Examination, approval, and maintenance of loans to government agencies, public institutions (50% or more of government investments and contributions) and other corporations

•	Examination, approval, and maintenance of relevant real estate PF (Project Financing) (large or non-confirmed construction enterprises)

•	Operation controls over the ‘Credit Management for Affiliate Enterprise Groups’ as specified by the Regulation on Supervision of Bank Business, etc.

•	Examination, approval and maintenance of loans related to IB Group Investment Banking

•	Examination, approval and maintenance of overseas branches or subsidiaries of local companies, foreign companies.

•	Support for related tasks such as credit screening and maintenance of overseas review centers

•	Establishing and managing total exposure limits for affiliated companies

•	Management of approved loans (delinquency, asset quality, portfolios, etc.)

•	Credit limit management designated by the Banking Act for the affiliated companies

②	SME Credit Analysis & Approval Dept.

•

Examination, approval, and maintenance of loans to small- and medium-sized enterprises (excluding SMEs affiliated with major debt group) (including credit-related securities, credit derivatives, and credit-related deposits)

•	Examination, approval, and maintenance of loans to public institutions (less than 50% of government investments and contributions) and other corporations

•	Consultation on loan examination, and agreement on the approval (including follow-up) of overseas branches and local corporations of the enterprises

•	Examination, approval, and maintenance of relevant real estate PF (Small- and medium- construction enterprises or non-confirmed)

•	Examination, approval, and maintenance, etc. of business loans related to National Housing and Urban Fund

•	Develop and maintain examination techniques

•	Management of approved loans (delinquency, asset quality, portfolios, etc.)

•	Establishing and managing total exposure limits for affiliated companies

•	Credit research and credit rating for affiliated companies

•	Credit limit management (including reduction plans) designated by the Banking Act for the affiliated companies

•	Derivative-related risk examination and management for affiliated customers

③	Retail Credit Analysis & Approval Dept.

•	Examination, approval, and maintenance of personal and individual business loans

•	Examination and approval of collective loans (including cases where construction enterprise is subject to workout)

④	Corporate Restructuring Dept.

•	General management of enterprises subject to workout, etc.

•	General management of enterprises subject to pre-workout, etc. with the management on the borrower in the course of corporate rehabilitation procedures

•	Workout activities such as the establishment and implementation of corporate workout plans performed for relevant enterprise

•	Pre-workout activities such as the establishment and implementation of corporate management diagnosis and management plans performed for relevant enterprise

•	Credit examination, approval, setting total exposure limit and follow-up management for relevant enterprise

•

Examination and execution of loans for sound post-management of rehabilitation loans such as examination, approval, and follow-up management of overseas branches and local corporations of the relevant enterprise

c.	Credit screening and post monitoring or post management

①	Objective

•	To maintain appropriate credit ratings and improve asset quality

②	Main activities

•	Review the adequacy of credit and credit ratings, and maintain the consistency in application of ratings

•	Review the appropriateness of asset classification by quality and the provision for credit losses

•	Overall analysis of loan portfolio quality

•	Inspection of compliance with loan policies and relevant regulations, and recommendation for modification of policies

•	Review the appropriateness of loan approval and compliance with loan commitments

•	Post-inspection of the branches’ discretionary decision for loans

•	Assessing the accuracy of the identification of bad loans and the timeliness of actions taken by the person in charge of the loan

ii)	Current status by measurement method

a.	Method of calculating risk-weighted assets

①	The Bank calculates the risk-weighted assets of the credit risk by obtaining approval of the internal rating-based approach.

②

The internal rating-based approach meets the qualitative and quantitative requirements set by the Financial Supervisory Service, including the use of advanced techniques in risk measurement, as well as the establishment of an internal control and risk management system. It enables more accurate measurement and management of credit risk than the standard method.

•	The internal rating-based approach

Risk-weighted assets are calculated by applying self-estimated risk measurement factors such as probability of default (PD), loss given default (LGD), exposure at default (EAD), and effective maturity (M) according to the internal rating of the Bank.

b.	Overview and utilization scope of credit rating evaluation model

<Overview of corporate credit rating model>

①	Definition of corporate credit rating model

The corporate credit rating is the assessment of the possibility of default by the counterparty. It includes both scoring assessments that are evaluated according to quantitative methods using financial statements, etc., representative assessments that are evaluated according to quantitative methods using loans, deposit transactions, etc. of the representative’s the Bank itself and other financial institutions, and Judgment evaluations that are evaluated by the evaluator’s subjective judgment. This represents that the degree of credit risk assessed is presented in a systematic manner.

②	Operation of corporate credit rating model

•

General corporate evaluation model: Classified to external audit based on K-IFRS, external audit based on GAAP, non-external audit 1, non-external audit 2 and personal business based on their total assets, sales volume, accounting standards, whether subject to external audit or not, loan size and types of business; such as individuals or corporations.

•	Evaluation model of local governments

•	Evaluation model of public institutions

•	Evaluation model of financial institutions: Banks, insurance companies, financial investment, and other financing

•	Evaluation model of overseas companies

•	Evaluation model of non-profit organization: Private schools, medical institutions, religious organizations, and other organizations

•

Specialized lending evaluation model: PF (*1), OF (Object Finance) (*2), CF (Commodities Finance) (*3), real estate financing for sale, real estate financing for rent, fund financing, acquisition financing, asset securitization.

(*1)	Project Finance (PF)

Credit provided for large-scale facility projects that involve significant costs, such as power plants and transportation facilities, secured by the project itself and repaid from the cash flow generated by the project.

(*2)	Object Finance (OF)

Credit provided for the purchase of tangible assets such as ships and aircraft, secured by the asset itself and repaid from the cash flow generated by the asset.

(*3)	Commodities Finance (CF)

Credit secured by reserves, inventories, or receivables related to commodities traded on recognized exchanges, with the proceeds from the sale of these assets used as the source of repayment.

③	Corporate credit rating system

The corporate credit rating system is divided into 14 grades (13 normal, 1 default) system, and each credit rating is presented in English (AAA~D).

<Overview of retail credit rating model>

①	Definition of retail credit scoring model

This is a model that determines credit rating of retail loan customers by calculating credit score statistically using the customer information and operates two types of scoring system which are Application Scoring System and Behavior Scoring System according to applicable borrowers’ loan types.

•

Application Scoring System (ASS): The model determines credit rating by statistically calculating credit score for new retail loan applications using personal information, transaction information and credit information.

•	Behavior Scoring System (BSS): The model determines credit rating by statistically calculating credit score for existing retail loans using transaction information and credit information.

②	Operation of retail credit scoring model

•	SOHO (Small Office Home Office) loan credit scoring model: ASS / BSS scoring model

•	Household loan credit scoring model: ASS / BSS scoring model

③	Retail credit scoring model evaluation system: Presented in number from grade 1 to 10

<Utilization scope of credit rating evaluation model>

①	Utilizes as a key component in calculating BIS credit risk-weighted assets

②	Supports prompt loan decision-making by applying for interest rate (pricing), and discretionary decision-making, etc.

③	Utilizes to measure overall risk such as assets quality and provisions for the credit losses

④	Utilizes as an indicator of Risk Adjusted Performance Management and relevant performance measurement

c.	Control structure for credit evaluation system (including content related to grade change)

①	Securing the independence of granting credit rating

The credit rating is granted through the evaluation department (large enterprise, small and medium-sized enterprise, personal etc.) that is independent from the sales department, but the head of the branch has authority to grant credit ratings to small-scale loans according to the size of the loans. The Bank clearly defines and operates procedures such as override, check list, authority and procedures, and review when granting credit ratings. For credit ratings granted by a sales branch and the evaluation department, periodic and regular loan reviews are performed by the credit supervision department to assess the consistency and timeliness of credit ratings.

②	Securing independence of credit risk control operations

The Credit Risk Management Dept. within the Risk Management Group that is independent from the sales department is responsible for the design, monitoring/supervision of operation and performance, on-going review and modification. The Credit Risk Management Dept. conducts self-validation and monitoring of credit ratings, development and implementation of credit rating models.

③	Validation of credit evaluation systems by an independent third party

To secure the adequacy of credit evaluation system, the Risk Model Validation Dept. Within the Risk Management Group that is independent from the credit evaluation system department conducts validation of credit evaluation system. The Risk Model Validation Dept. conducts periodic validation to assess the design adequacy of credit evaluation system, to determine whether BIS satisfies with minimum requirements and to validate the utilization and calculation methods of risk measurement components (PD, LGD, EAD, etc.).

A third-party review is conducted in Head Office Audit Dept. for the development/ implementation of Credit Risk Management Dept.‘s credit risk model, estimation of risk measurement factors, and the third party’s validation activities of the Risk Model Validation Dept.

④	Strengthen the role of the Board of Directors and management

Major decision-making related to the credit evaluation system and risk measurement factors are carried out in the approval process of the Executive Risk Management Committee and the Board Risk Management Committee (Board of Directors). Issues related to validation and monitoring of credit evaluation systems and risk measurement elements are regularly reported to the Executive Risk Management Committee and the Board Risk Management Committee (Board of Directors).

d.	Scope of application of internal rating-based approach

BIS Ratio calculation method		Exposure category	Date of approval
Standard method	Permanent standard method	Government, public institutions, and banks	October 30, 2008
	Standard method	Subsidiaries, overseas branches, and other assets	October 30, 2008
Internal rating-based approach

Large/small and medium-sized enterprise exposure (external audit IFRS, external audit GAAP, non-external audit1, non-external audit2, personal business model), retail exposure, and asset-backed exposure (Credit rating-based approach)

October 30, 2008 February 13, 2015
Stepwise application		Special financing, financial institutions, non-profit organizations, and public institutions	October 30, 2008

iii)	Measurement of expected credit loss

K-IFRS No.1109 Financial Instruments requires entities to measure loss allowances equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depending on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired
	12-month expected credit losses	Lifetime expected credit losses
Loss allowance	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Bank may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period, the Bank assesses whether the credit risk has increased significantly since initial recognition by using credit rating, asset quality, early warning system, days past due and other. For financial assets whose contractual cash flows have been modified, the Bank assesses whether there is a significant increase in credit risk on the same basis. The Bank performs the above assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower

More than 30 days past due	More than 30 days past due

‘Warning’ level in early warning system	Significant decrease in credit rating (*)

Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest

Significant decrease in credit rating (*)	Deferment of interest

Deferment of repayment of principal and interest	-

Deferment of interest	-

(*)	The Bank has applied the indicators of significant decrease in credit rating since the initial recognition as follows, and the estimation method is regularly being monitored.

Classification	Credit rating	Indicators of significant decrease in credit rating
Corporate	AAA ~ A+	More than 4 steps
	A- ~ BBB	More than 3 steps
	BBB- ~ BB+	More than 2 steps
	BB ~ BB-	More than 1 step
Retail	1 ~ 3	More than 3 steps
	4 ~ 5	More than 2 steps
	6 ~ 9	More than 1 step

The Bank determined that there was no significant increase in credit risk after the initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

The Bank concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset

In addition, the Bank reflects the future economic forecast adjustment coefficient in the probability of default and loss given default and recognizes additional provisions for expected credit losses by adjusting the future economic forecast adjustment coefficient in consideration of the potential for insolvency due to increase in domestic and international economic uncertainty.

The Bank has estimated the expected credit loss allowances using an estimation model that additionally reflects the forward looking information based on the past experience loss rate data.

Probability of default (PD) and loss given default (LGD) for each category of financial asset are calculated considering factors such as debtor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Bank is using reasonably supportable macroeconomic indicators such as Gross Domestic Product (real, original) growth rate, average manufacturing utilization rate, apartment sales price index (KB, Seoul), unemployment rate (original series), etc., in order to forecast forward looking information conditions.

The Bank applies the following forward-looking model and reviews the results regularly.

•

Development of estimation models through regression analysis of borrower(corporate/retail)/probability of default by point in time and collateral (credit, collateral)/ default recovery rate by point in time (1-loss given default) and macroeconomic indicator data by year

Major macroeconomic variables	Correlation between credit risk and macroeconomic indicators
Gross Domestic Product (real, original series) growth rate	Negative (-) Correlation
Average manufacturing utilization rate	Negative (-) Correlation
Unemployment rate (original series)	Positive (+) Correlation
Apartment sales price index (KB, Seoul)	Negative (-) Correlation
KOSPI	Negative (-) Correlation
Gross Domestic Income (GDI)	Negative (-) Correlation
Retail sales index	Negative (-) Correlation
Housing transaction price index (KB, Nationwide)	Negative (-) Correlation
KOSDAQ	Negative (-) Correlation

•

Calculation of estimated probability of default and estimated default recovery rate by incorporating future economic outlook using utilizing economic variable forecasts derived from various methods: 1) Economic variable forecasts provided by institutions verified to be reliable such as the Bank of Korea (BOK), Korea Development Institute (KDI), and Korea Institute of Finance (KIF); 2) Forecasts derived from external institutions and regression analysis results; 3) Economic variable forecasts derived through time series trends, etc., to the estimation model developed as a result of modeling.

•	Forecast of macroeconomic variables

a)	Probability weight

As of December 31, 2024, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Normal Scenario	Good Scenario	Bad Scenario	Worst Scenario
Probability weight	47.44	4.60	27.96	20.00

b)	Economic forecast of each major macroeconomic variables by scenario (prospect period: 2025)

As of December 31, 2024, the forecasts of major macroeconomic variables by scenario are as follows (Unit: Billion won, %):

Major macroeconomic variables (*1)(*2)	Normal Scenario	Good Scenario	Bad Scenario	Worst Scenario
Gross Domestic Product (real, original series) growth rate	1.97	5.74	(0.18)	(5.11)
Average manufacturing utilization rate	71.50	78.12	67.74	57.38
Unemployment rate (original series)	2.83	1.90	3.36	6.30
Apartment sales price index (KB, Seoul)	93.48	106.74	85.95	78.42
KOSPI	2,575.69	3,110.75	2,036.57	1,817.42
Gross Domestic Income (GDI)	2,307,889.89	2,393,479.82	2,259,290.15	2,084,178.80
Retail sales index	110.99	117.19	107.47	96.02
Housing transaction price index (KB, Nationwide)	148.78	172.67	135.22	121.66
KOSDAQ	824.83	995.37	616.12	543.09

(*1)	Considering the default forecast period, the Bank reflected the future economic outlook.

(*2)

The macroeconomic variables outlook figures are estimated by the Bank for the purpose of calculating expected credit losses based on verified information from research institutes and historical data available at the time of estimation. Therefore, it could be different from other institutions’ estimates.

•

When reflecting the predicted probability of default and default recovery rates, the increase rate is used as a future economic forecast adjustment coefficient and reflected in the estimate applied for the current year.

The Bank has additionally applied a Worst scenario to the three macroeconomic variable scenarios (Normal, Good, and Bad) considering internal and external uncertainties. Assuming all other conditions remain the same and assigning a probability weight of 100% to each scenario, the results of the Bank’s sensitivity analysis of expected credit loss allowance are as follows (Unit: Korean Won in millions):

Scenarios	Probability weight	Assuming 100%	Difference from book value
Good	4.60%	1,334,317	(753,242)
Normal	47.44%	1,485,847	(601,712)
Bad	27.96%	1,866,074	(221,484)
Worst	20.00%	4,205,947	2,118,388

iv)	Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of expected credit loss allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees loan commitment. Additionally, loan commitments are the unused commitment amounts that represent the maximum exposure to credit risk for each loan.

The maximum exposure to credit risk as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		December 31, 2024	December 31, 2023
Loans and other financial assets at amortized cost	Korean treasury and government agencies	189,416	2,238,375
	Banks	20,954,225	19,732,220
	Corporates	148,116,648	131,411,383
	Retail	173,205,008	167,428,639

	Sub-total	342,465,297	320,810,617

Financial assets at FVTPL (*1)	Due from banks	73,951	39,241
	Debt securities	3,642,795	4,067,596
	Derivative assets	10,067,381	5,791,449

	Sub-total	13,784,127	9,898,286

Financial assets at FVTOCI	Debt securities	41,569,907	35,303,429
Securities at amortized cost	Debt securities	18,719,264	23,584,608
Derivative assets (Designated for hedging)		10,102	698
Off-balance accounts	Guarantees (*2)	18,703,691	16,029,920
	Loan commitments	88,385,611	83,196,929

	Sub-total	107,089,302	99,226,849

	Total	523,637,999	488,824,487

(*1)	Puttable financial instruments are not included.
(*2)	As of December 31, 2024 and 2023, the financial guarantee amount of 6,978,786 million Won and 6,539,824 million Won are included, respectively.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2024
	Korea	U.S.A	U.K	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	331,602,881	2,609,745	584,060	850,835	6,817,776	342,465,297
Securities at amortized cost	18,042,879	650,578	—	—	25,807	18,719,264
Financial assets at FVTPL	9,392,994	1,824,414	553,842	430,341	1,582,536	13,784,127
Financial assets at FVTOCI	37,736,177	3,015,615	190,793	22,112	605,210	41,569,907
Derivative assets (Designated for hedging)	—	3,216	—	6,886	—	10,102
Off-balance accounts	103,814,908	1,253,700	87,755	20,758	1,912,181	107,089,302
Guarantees	16,904,726	677,133	87,755	20,758	1,013,319	18,703,691
Loan commitments	86,910,182	576,567	—	—	898,862	88,385,611

Total	500,589,839	9,357,268	1,416,450	1,330,932	10,943,510	523,637,999

(*)	Others consist of financial assets in Hong Kong, Germany, Australia, and other countries.

	December 31, 2023
	Korea	U.S.A	U.K	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	310,924,633	1,870,959	260,834	608,258	7,145,933	320,810,617
Securities at amortized cost	22,529,414	1,006,742	—	—	48,452	23,584,608
Financial assets at FVTPL	7,156,903	1,440,175	355,478	143,229	802,501	9,898,286
Financial assets at FVTOCI	32,422,601	2,200,514	—	32,194	648,120	35,303,429
Derivative assets (Designated for hedge)	—	—	—	698	—	698
Off-balance accounts	97,206,159	444,545	20,045	26,351	1,529,749	99,226,849
Guarantees	15,086,472	143,212	20,045	26,351	753,840	16,029,920
Loan commitments	82,119,687	301,333	—	—	775,909	83,196,929

Total	470,239,710	6,962,935	636,357	810,730	10,174,755	488,824,487

(*)	Others consist of financial assets in Hong Kong, Germany, Australia, and other countries.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2024 and 2023 (Unit: Korean Won in millions):

	December 31, 2024
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	85,796,324	44,742,153	28,656,365	4,231,975	170,567,627	8,470,853	342,465,297
Securities at amortized cost	169,352	—	10,059,175	59,866	—	8,430,871	18,719,264
Financial assets at FVTPL	129,606	578,507	9,429,339	9,471	693	3,636,511	13,784,127
Financial assets at FVTOCI	282,766	391,261	29,657,215	153,624	—	11,085,041	41,569,907
Derivative assets (Designated for hedging)	—	—	10,102	—	—	—	10,102
Off-balance accounts	20,167,915	30,992,940	14,759,589	2,730,178	33,476,894	4,961,786	107,089,302
Guarantees	4,384,434	10,546,091	1,506,565	842,558	5,704	1,418,339	18,703,691
Loan commitments	15,783,481	20,446,849	13,253,024	1,887,620	33,471,190	3,543,447	88,385,611

Total	106,545,963	76,704,861	92,571,785	7,185,114	204,045,214	36,585,062	523,637,999

	December 31, 2023
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	77,382,728	40,376,116	25,964,704	3,326,933	164,618,003	9,142,133	320,810,617
Securities at amortized cost	189,193	—	13,928,774	69,720	—	9,396,921	23,584,608
Financial assets at FVTPL	124,563	185,965	5,655,567	11,744	2,600	3,917,847	9,898,286
Financial assets at FVTOCI	382,694	327,006	25,686,485	284,367	—	8,622,877	35,303,429
Derivative assets (Designated for hedge)	—	—	698	—	—	—	698
Off-balance accounts	20,310,662	25,348,411	14,199,786	2,461,454	33,357,279	3,549,257	99,226,849
Guarantees	5,653,946	7,279,934	2,023,718	531,415	5,768	535,139	16,029,920
Loan commitments	14,656,716	18,068,477	12,176,068	1,930,039	33,351,511	3,014,118	83,196,929

Total	98,389,840	66,237,498	85,436,014	6,154,218	197,977,882	34,629,035	488,824,487

v)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Stage 1		Stage 2		Stage 3	Total	Expected credit loss allowances	Total, net
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Loans and other financial assets at amortized cost	296,872,036	20,955,733	12,456,496	12,756,686	1,486,677	344,527,628	(2,062,331)	342,465,297
Korean treasury and government agencies	190,038	—	—	—	—	190,038	(622)	189,416
Banks	20,908,352	—	66,150	—	—	20,974,502	(20,277)	20,954,225
Corporates	124,864,682	15,909,050	2,654,852	5,552,972	610,334	149,591,890	(1,475,242)	148,116,648
General business	87,833,338	9,840,595	2,271,381	3,960,010	482,323	104,387,647	(1,112,581)	103,275,066
Small- and medium-sized enterprise	26,599,385	5,725,164	373,513	1,498,926	128,011	34,324,999	(297,570)	34,027,429
Project financing and others	10,431,959	343,291	9,958	94,036	—	10,879,244	(65,091)	10,814,153
Retails	150,908,964	5,046,683	9,735,494	7,203,714	876,343	173,771,198	(566,190)	173,205,008
Securities at amortized cost	18,729,732	—	—	—	—	18,729,732	(10,468)	18,719,264
Financial assets at FVTOCI (*3)	41,506,811	63,096	—	—	—	41,569,907	(26,596)	41,569,907

Total	357,108,579	21,018,829	12,456,496	12,756,686	1,486,677	404,827,267	(2,099,395)	402,754,468

	December 31, 2024
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	232,052,490	22,420,577	818,518	255,291,585
Korean treasury and government agencies	55,775	—	—	55,775
Banks	2,474,302	—	—	2,474,302
Corporates	94,374,525	7,209,853	433,447	102,017,825
General business	59,099,372	5,578,709	328,666	65,006,747
Small- and medium-sized enterprise	27,647,198	1,570,506	104,781	29,322,485
Project financing and others	7,627,955	60,638	—	7,688,593
Retails	135,147,888	15,210,724	385,071	150,743,683
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	232,052,490	22,420,577	818,518	255,291,585

(*1)	Credit grade of corporates are AAA ~ BBB, and retails are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and retails are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI are disclosed as the amount before deducting allowances for credit losses as it does not reduce the carrying amount.

	December 31, 2023
	Stage 1		Stage 2		Stage 3	Total	Expected credit loss allowances	Total, net
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Loans and other financial assets at amortized cost	277,690,549	20,705,266	11,874,593	11,491,512	982,761	322,744,681	(1,934,064)	320,810,617
Korean treasury and government agencies	2,240,487	—	—	—	—	2,240,487	(2,112)	2,238,375
Banks	19,740,698	—	19,231	—	—	19,759,929	(27,709)	19,732,220
Corporates	110,690,795	15,328,976	2,214,562	4,172,633	419,461	132,826,427	(1,415,044)	131,411,383
General business	76,910,774	9,558,454	1,639,935	2,973,117	319,115	91,401,395	(1,028,932)	90,372,463
Small- and medium-sized enterprise	26,394,816	5,622,242	555,410	1,112,664	100,346	33,785,478	(318,556)	33,466,922
Project financing and others	7,385,205	148,280	19,217	86,852	—	7,639,554	(67,556)	7,571,998
Retails	145,018,569	5,376,290	9,640,800	7,318,879	563,300	167,917,838	(489,199)	167,428,639
Securities at amortized cost	23,598,234	—	—	—	—	23,598,234	(13,626)	23,584,608
Financial assets at FVTOCI (*3)	35,245,808	57,621	—	—	—	35,303,429	(24,714)	35,303,429

Total	336,534,591	20,762,887	11,874,593	11,491,512	982,761	381,646,344	(1,972,404)	379,698,654

	December 31, 2023
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	216,106,580	20,699,712	597,203	237,403,495
Korean treasury and government agencies	39,199	—	—	39,199
Banks	2,136,530	—	—	2,136,530
Corporates	85,768,967	5,452,942	238,656	91,460,565
General business	52,943,796	4,053,318	169,218	57,166,332
Small- and medium-sized enterprise	27,535,748	1,399,624	69,438	29,004,810
Project financing and others	5,289,423	—	—	5,289,423
Retails	128,161,884	15,246,770	358,547	143,767,201
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	216,106,580	20,699,712	597,203	237,403,495

(*1)	Credit grade of corporates are AAA ~ BBB, and retails are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and retails are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI are disclosed as the amount before deducting allowances for credit losses as it does not reduce the carrying amount.

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Off-balance accounts
Guarantees	18,165,791	421,822	41,866	52,059	22,153	18,703,691
Loan commitments	84,038,949	2,046,212	2,080,131	220,319	—	88,385,611

Total	102,204,740	2,468,034	2,121,997	272,378	22,153	107,089,302

(*1)	Credit grade of corporates are AAA ~ BBB, and retails are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and retails are grades 7 ~ 10.

	December 31, 2023
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Off-balance accounts
Guarantees	15,189,594	721,678	73,192	31,958	13,498	16,029,920
Loan commitments	78,816,547	2,261,115	1,937,305	181,962	—	83,196,929

Total	94,006,141	2,982,793	2,010,497	213,920	13,498	99,226,849

(*1)	Credit grade of corporates are AAA ~ BBB, and retails are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and retails are grades 7 ~ 10.

vi)	Collateral and other credit enhancements

For the year ended December 31, 2024, there have been no significant decreases in the value of collateral or other credit enhancements held by the Bank or significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Bank.

vii)

Among the financial assets that have measured expected credit loss allowances in terms of lifetime expected credit losses, amortized costs before changes in contractual cash flows for the year ended December 31, 2024 is 52,420 million Won, with net losses recognized along with the changes 1,500 million Won and for the year end December 31, 2023 is 120,681 million Won, with net losses recognized along with the changes 1,283 million Won, respectively.

viii)

The Bank determines which loan is subject to write-off in accordance with internal guidelines and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act, and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation or when it is not possible to recover the loan amount through legal means such as selling debtor’s assets via auctions or through any other means available. Notwithstanding the write-off, the Bank may still exercise its right of collection after the asset has been written off in accordance with its collection policies.

As the Bank manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2024 and 2023 is 7,357,330 million Won and 8,266,669 million Won, respectively. In addition, the contractual uncollected amount of financial assets written off during the year ended December 31, 2024, but still in the process of recovery is 393,743 million Won.

(2) Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk arises from changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks in the trading and non-trading activities and measuring its level and evaluating the appropriateness of the level of accepted market risks.

i)	Market risk management for trading activities

The Bank has introduced and applied the Basel III standard method according to Detailed Enforcement Regulations for Supervision of Banking Business <Appendix 3-2> as a measurement method of market risk since 2023. On a consolidated basis, the market risk capital requirements used for calculating the BIS ratio are determined by aggregating the capital required for sensitivity-based methods, default risk, and residual risk, and are managed within the established internal capital limit.

The sensitivity-based method measures linear and nonlinear losses that may occur due to unfavorable fluctuations such as interest rates, credit spreads, stock prices, exchange rates, and general commodity prices, and measures losses that may occur due to sudden bankruptcy not considered in the sensitivity method. Other losses not considered in the sensitivity method and default risk are measured in the residual risk required equity capital.

The foreign exchange positions intentionally opened to mitigate the impact of exchange rate fluctuations on the capital ratio, specifically for overseas business investments in key operating currencies such as IDR, VND, and CNY, are excluded from the calculation of market risk capital requirements with the approval of structural foreign exchange positions from the financial regulatory authorities. However, they are managed within market internal capital, among others.

In addition, in the event of extreme situations such as the IMF crisis and the global financial crisis, stress tests are conducted every month to measure the size of losses to prepare for crises.

Market risk limits, including internal capital, loss and VaR limits, are allocated annually by the Board Risk Management Committee and Executive Risk Management Committee based on business groups, departments, teams and risk factors, while the position management department sets limits for business units excluding the derivatives book. Compliance with limits is independently monitored by both the operation department and the Risk Management Dept. And the details of the limit monitoring are regularly reported to the Executive Risk Management Committee and the Board Risk Management Committee.

a)	Trading activities

The market risk required equity capital at the end of the reporting period by risk group is as follows (Unit: Korean Won in millions):

	Risk group	December 31, 2024	December 31, 2023
Sensitivity-based risk	General interest rate risk	29,029	37,832
	Equity risk	3,006	9,376
	General commodity risk	51	12
	Foreign exchange risk (*)	114,174	249,044
	Non-securitization credit spread risk	18,258	27,371
	Securitization (excluding correlation trading portfolio, CTP) credit spread risk	—	—
	CTP credit spread risk	—	—
Default risk	Non- Securitization bankruptcy risk	8,604	—
	Securitization (excluding CTP) default risk	—	—
	CTP default risk	—	—
Residual risk	Residual risk	1,182	692

	Total	174,304	324,327

(*)	The structural foreign exchange positions approved by the Financial Supervisory Service Governor are excluded from the calculation of the foreign exchange capital requirements

ii)	Market risk management for non-trading activities

For non-trading sectors of the Bank, NII (Net Interest Income) and NPV (Net Present Value) simulations are operated through ALM (Asset Liability Management) system, and then, interest rate risks are managed and measured by various analysis methods such as calculating ΔNII(change in Net Interest Income) and ΔEVE(change in Economic Value of Equity).

NII is primarily an indicator of changes in profit from short-term changes in interest rates and is measured by deducting the interest expenses on the liability from the interest income from the asset. NPV is primarily an indicator of the risk of an economic value perspective resulting from fluctuations in interest rates and is measured by subtracting the present value of the liability from the present value of the asset. ΔNII indicates a change in net interest income over a specified future period (e.g., 1 year) due to fluctuations in interest rates, and ΔEVE indicates the economic value changes in equity capital resulting from changes in interest rates affecting the present value of asset, liabilities, and off-balance-sheet items.

Applying six scenarios of interest rate risk shocks (parallel increase and decrease, steepener, flattener and short-term interest rate increase and decrease), the interest rate risks of IRRBB (Interest Rate Risk in the Banking Book) are calculated. Based on the above six scenarios, the change in economic value of equity (ΔEVE) is measured, the maximum of which is the final ΔEVE. Also, applying two scenarios(parallel increase and decrease), Based on the two scenarios (parallel increase and decrease) likewise, the maximum is calculated as the final ΔNII.

For assets and liabilities as of December 31, 2024 and 2023, ΔEVE and ΔNII calculated based on interest rate risk in banking book (IRRBB) are as follows (Unit: Korean Won in millions):

December 31, 2024		December 31, 2023
ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
783,172	710,685	1,046,284	822,311

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

The Bank measures and manages the risks resulting from interest rate fluctuations caused by mismatches in interest rates and maturities of assets and liabilities. At the interest rate re-pricing date, cash flows (both principal and interest) of interest-bearing assets and liabilities, which is the basis of non-trading position interest rate risk management are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	209,754,801	48,861,282	22,091,076	13,766,595	59,663,804	2,972,722	357,110,280
Financial assets at FVTPL	22,850	—	—	—	—	—	22,850
Financial assets at FVTOCI	6,759,630	4,833,724	2,346,824	2,567,298	25,857,015	1,357,034	43,721,525
Securities at amortized cost	1,168,747	1,550,614	1,742,034	628,917	12,898,211	1,817,296	19,805,819

Total	217,706,028	55,245,620	26,179,934	16,962,810	98,419,030	6,147,052	420,660,474

Liability:
Deposits due to customers	160,594,127	50,075,938	43,055,529	38,700,998	58,603,669	34,242	351,064,503
Borrowings	14,915,413	2,125,771	1,066,941	1,089,172	2,460,850	513,870	22,172,017
Debentures	2,623,670	3,528,439	2,602,985	1,633,304	14,766,804	2,611,435	27,766,637

Total	178,133,210	55,730,148	46,725,455	41,423,474	75,831,323	3,159,547	401,003,157

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	217,755,236	49,838,285	14,170,969	9,067,124	36,464,200	1,741,194	329,037,008
Financial assets at FVTPL	1,384,444	—	—	—	—	—	1,384,444
Financial assets at FVTOCI	5,484,889	3,373,968	2,322,762	2,874,432	22,424,018	613,142	37,093,211
Securities at amortized cost	1,307,554	1,230,133	3,325,495	1,415,891	15,678,508	2,143,376	25,100,957

Total	225,932,123	54,442,386	19,819,226	13,357,447	74,566,726	4,497,712	392,615,620

Liability:
Deposits due to customers	162,719,906	48,227,640	31,478,229	43,574,868	57,554,531	33,981	343,589,155
Borrowings	14,683,246	2,036,827	940,323	1,168,608	2,541,988	437,839	21,808,831
Debentures	6,011,955	3,550,214	1,214,427	2,854,877	6,757,962	2,296,383	22,685,818

Total	183,415,107	53,814,681	33,632,979	47,598,353	66,854,481	2,768,203	388,083,804

iii)	Currency risk

The bank manages currency risk based on a comprehensive position that includes both domestic and international spot and futures foreign exchange positions. The Risk Management Committee sets market internal capital limits for each group to manage market risks, including currency risk. The trading desks and dealers manage the comprehensive position by operating spot foreign exchange and currency derivatives within the set market risk and foreign exchange position limits.

Financial instruments in foreign currencies exposed to currency risk as of December 31, 2024 and 2023 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		December 31, 2024
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	7,669	11,273,774	76,878	719,944	230	46,231	84	127,877	229,820	12,397,646
	Loans and other financial assets at amortized cost	14,895	21,895,927	103,400	968,320	4,227	850,810	2,212	3,382,452	2,474,288	29,571,797
	Financial assets at FVTPL	966	1,420,278	6,655	62,327	—	—	154	234,683	46,882	1,764,170
	Financial assets at FVTOCI	3,303	4,854,847	—	—	—	—	14	21,472	544,105	5,420,424
	Securities at amortized cost	718	1,055,442	—	—	—	—	—	—	25,821	1,081,263

	Total	27,551	40,500,268	186,933	1,750,591	4,457	897,041	2,464	3,766,484	3,320,916	50,235,300

Liability	Financial liabilities at FVTPL	112	164,400	2	15	—	—	1	1,766	687	166,868
	Deposits due to customers	18,752	27,565,607	249,024	2,332,060	2,526	508,444	1,944	2,972,155	1,771,311	35,149,577
	Borrowings	7,936	11,666,633	48,801	457,012	284	57,146	814	1,243,829	594,472	14,019,092
	Debentures	3,379	4,967,433	—	—	—	—	—	—	—	4,967,433
	Other financial liabilities	1,895	2,786,006	20,479	191,786	2,315	466,007	240	366,260	314,329	4,124,388

	Total	32,074	47,150,079	318,306	2,980,873	5,125	1,031,597	2,999	4,584,010	2,680,799	58,427,358

Off-balance accounts		8,295	12,194,238	23,861	223,454	1,371	275,934	653	997,941	1,393,216	15,084,783

		December 31, 2023
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	8,033	10,357,734	105,041	958,669	476	86,022	248	354,092	423,094	12,179,611
	Loans and other financial assets at amortized cost	17,142	22,102,847	134,964	1,231,760	10,003	1,808,915	1,922	2,741,168	2,179,100	30,063,790
	Financial assets at FVTPL	972	1,253,749	17,004	155,186	—	—	287	408,944	96,696	1,914,575
	Financial assets at FVTOCI	2,820	3,635,713	—	—	—	—	4	5,770	461,130	4,102,613
	Securities at amortized cost	1,186	1,529,826	—	—	—	—	—	—	29,156	1,558,982

	Total	30,153	38,879,869	257,009	2,345,615	10,479	1,894,937	2,461	3,509,974	3,189,176	49,819,571

Liability	Financial liabilities at FVTPL	350	451,700	23,806	217,266	—	—	209	297,521	98,738	1,065,225
	Deposits due to customers	19,236	24,803,202	277,124	2,529,203	1,445	261,292	1,970	2,810,888	1,789,396	32,193,981
	Borrowings	9,924	12,795,608	22,598	206,247	54	9,810	508	724,624	414,937	14,151,226
	Debentures	4,041	5,209,837	—	—	—	—	—	—	—	5,209,837
	Other financial liabilities	3,291	4,243,364	22,082	201,534	6,277	1,135,144	96	137,433	251,203	5,968,678

	Total	36,842	47,503,711	345,610	3,154,250	7,776	1,406,246	2,783	3,970,466	2,554,274	58,588,947

Off-balance accounts		7,381	9,516,438	30,037	274,136	1,602	289,765	579	825,393	509,048	11,414,780

(3)	Liquidity risk

Liquidity risk management prevents financial institutions from incurring losses due to lack of funds by effectively managing liquidity shortages that can occur due to inconsistent maturity of assets and liabilities or an unexpected outflow of funds. The entire assets and liabilities within the financial statements and also off-balance sheet account that can generate cash-flow are subject to the liquidity risk management.

i)	Liquidity risk management

a)	Basel III regulatory response

Through the standard ALM system, liquidity risks are managed by dividing them into short-term (liquidity coverage ratio, within 30 days) and mid- to long-term (net stabilization fund procurement ratio, over one year). Daily Liquidity Coverage Ratio (LCR) and quarterly Net Stable Funding Ratio (NSFR) are calculated and monitored, and relevant information is provided in accordance with the disclosure standards of the Basel Committee on Banking Supervision (BCBS).

b)	Analysis of financing and operation status by maturity

As assets and liabilities are grouped into ALM account (COA; Chart of account) according to their account characteristics, and the gap ratio is identified through cash flow reports by various time and segment (e.g., by remaining period, contract period, etc.), the Bank manages the liquidity risk by keeping the target ratio (limited) set this year. In addition, the Bank established and manages the target ratio of concentration of funding for specific funding sources that are highly likely to withdraw. The Bank also provides a function through daily ALM system to search relevant maturity report by business group so that related departments (e.g., the Financial Planning Department, the Treasury Department, each business group, etc.) can identify liquidity risk management indicators and status.

c)	Establishment and implementation of Contingency Plan

Various inspection items related to liquidity risk are monitored on a daily or weekly basis by establishing and regularly inspecting the preceding Contingency Plan in order to effectively cope with the risk of capital outflow and procurement due to rapid and unexpected changes in market conditions. In addition, the Bank has strengthened monitoring related to foreign currency liquidity by operating a foreign currency liquidity plan separately from January 2012.

•	Inspection items related to liquidity risk on the Contingency Plan checklist

•	The amount of Won and foreign currency and insufficiency of funds

•	Liquidity coverage ratio (monthly average balance, daily balance)

•	The amounts of deposits and withdrawals (saving deposit in Korean Won, depository)

•	Overdraft limit exhaustion rate

•	Percentage of reduction in the balance of deferred deposits

•	Percentage of concentration of funding by subject and period

•	Won and foreign currency funding spread

ii)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	74,205	—	—	—	—	—	74,205
Deposits due to customers	228,817,183	39,365,840	32,087,428	39,540,677	12,352,715	501,541	352,665,384
Borrowings	6,708,466	5,063,765	4,078,088	3,160,313	2,890,869	513,870	22,415,371
Debentures	2,073,670	3,683,287	2,606,561	2,036,919	14,766,804	2,611,435	27,778,676
Lease liabilities	44,324	35,462	32,238	28,552	205,258	26,898	372,732
Other financial liabilities	17,005,872	—	—	—	—	4,220,186	21,226,058

Total	254,723,720	48,148,354	38,804,315	44,766,461	30,215,646	7,873,930	424,532,426

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	39,524	—	—	—	—	—	39,524
Deposits due to customers	229,861,273	37,497,154	21,140,439	44,458,765	13,214,084	527,107	346,698,822
Borrowings	7,780,854	4,897,526	3,253,926	3,043,472	2,621,504	437,839	22,035,121
Debentures	3,783,034	3,692,866	2,496,132	3,723,968	6,757,962	2,296,383	22,750,345
Lease liabilities	60,653	30,334	26,874	23,660	107,028	2,193	250,742
Other financial liabilities	12,912,445	—	—	—	—	4,129,721	17,042,166

Total	254,437,783	46,117,880	26,917,371	51,249,865	22,700,578	7,393,243	408,816,720

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	74,205	—	—	—	—	—	74,205
Deposits due to customers	234,475,073	41,162,636	31,796,373	34,635,657	9,853,396	217,074	352,140,209
Borrowings	6,708,466	5,063,765	4,078,088	3,160,313	2,890,869	513,870	22,415,371
Debentures	2,073,670	3,683,287	2,606,561	2,036,919	14,766,804	2,611,435	27,778,676
Lease liabilities	44,327	36,607	33,438	29,753	209,570	26,898	380,593
Other financial liabilities	17,005,872	—	—	—	—	4,220,186	21,226,058

Total	260,381,613	49,946,295	38,514,460	39,862,642	27,720,639	7,589,463	424,015,112

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	39,524	—	—	—	—	—	39,524
Deposits due to customers	235,603,296	39,463,353	21,774,226	38,397,484	10,627,420	231,793	346,097,572
Borrowings	7,780,854	4,897,526	3,253,926	3,043,472	2,621,504	437,839	22,035,121
Debentures	3,783,034	3,692,866	2,496,132	3,723,968	6,757,962	2,296,383	22,750,345
Lease liabilities	60,653	31,578	28,237	25,038	118,776	2,856	267,138
Other financial liabilities	12,912,445	—	—	—	—	4,129,721	17,042,166

Total	260,179,806	48,085,323	27,552,521	45,189,962	20,125,662	7,098,592	408,231,866

iii)	Maturity analysis of derivative financial liabilities

Derivatives held for trading are not managed in accordance with their contractual maturity, since the Bank holds such financial instruments with the purpose of disposing or redeeming them before their maturity. As such, those derivatives are classified as “within 3 months” in the table below. The cash flows from derivatives designated for hedging are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2024 and 2023 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2024	Fair value hedge	(6,816)	46,231	(11,740)	44,950	35,764	(5,834)	102,555
	Trading	9,124,626	—	—	—	—	—	9,124,626
December 31, 2023	Fair value hedge	29,176	34,370	157	35,272	39,861	—	138,836
	Trading	5,976,266	—	—	—	—	—	5,976,266

iv)	Maturity analysis of off-balance accounts (guarantees, loan commitments and others)

A financial guarantee represents an irrevocable undertaking that the Bank should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Bank has promised a credit to the customers. Loan commitments include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. In the case of payment guarantees, which correspond to financial guarantees such as debenture issuance and loan collateral, as well as loan commitments and other credit offerings provided by the Bank, there is a contract maturity date; however, payment must be executed immediately if the counterparty requests payment. Details of off-balance accounts as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Guarantees	18,703,691	16,029,920
Loan commitments	88,385,611	83,196,929
Other	6,871,259	7,170,064

(4)	Operational risk

i)	Definition

The Bank defines the operational risk as the risk of potential losses arising from inadequate or incorrect internal procedures, human resource and system, and/or external factors.

ii)	Operational risk measurement and management

The Bank measures operational risk capital using the Basel III standardized approach. This approach calculates the required operational risk capital by multiplying the Business Indicator Component (BIC), which represents the scale of operations, with the Internal Loss Multiplier (ILM), which reflects the magnitude of actual historical internal losses relative to the scale of operations.

Operational risk limits are set with the approval of the Board Risk Management Committee. The Bank regularly calculates the operational risk capital and reports any limit breaches to the management and the Board Risk Management Committee.

Since a reduction in the size of internal loss events leads to a decrease in operational risk capital, it is important to prevent loss events in advance. Accordingly, the Bank conducts operational risk management activities using tools such as Risk Control Self-Assessment (RCSA), Key Risk Indicators (KRI), and loss data. Additionally, to ensure continuity of operations in emergency situations such as disasters, the Bank has established a Business Continuity Plan (BCP) and conducts annual simulation drills.

(5)	Capital management

The Bank complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank for International Settlement which has been implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Bank.

According to the above regulations, the Bank is required to meet the following minimum requirements: Common Equity Tier 1 capital ratio of 9.0% and 8.0%, a Tier 1 capital ratio of 10.5% and 9.5% and a minimum total capital ratio of 12.5% and 11.5% as of December 31, 2024 and 2023, respectively.

Details of the Bank’s capital adequacy ratio as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024 (*)	December 31, 2023
Risk-weighted assets for credit risk	171,533,503	155,484,214
Risk-weighted assets for market risk	2,178,805	4,054,084
Risk-weighted assets for operational risk	18,296,422	16,535,445

Total risk-weighted assets	192,008,730	176,073,743

Common Equity Tier 1 capital	25,060,125	23,183,323
Other Tier 1 capital	1,652,581	1,554,186
Tier 2 capital	3,717,491	3,500,420

Total risk-adjusted capital	30,430,197	28,237,929

Common Equity Tier 1 ratio	13.05%	13.17%

Tier 1 capital ratio	13.91%	14.05%

Total capital ratio	15.85%	16.04%

(*)	Tier 1 capital ratio as of December 31, 2024 is estimation.

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (the “CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM.

(1)	Segment by type of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, Financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, Structured finance, M&A, Equity & fund investment related business, Venture advisory related tasks, Real estate SOC development practices, etc.

•	Capital market: Investment in securities and derivatives, etc.

•	Headquarters and others: Segments that do not belong to operating segments above

The details of operating income by each segment for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Total
Net interest income(expense)	2,347,537	3,236,304	(268,845)	(61,738)	469,538	5,722,796	1,018,987	6,741,783
Interest income	6,072,087	8,459,406	462,395	118,247	2,156,385	17,268,520	713,858	17,982,378
Interest expense	(3,225,417)	(6,906,235)	(58)	11,696	(1,425,710)	(11,545,724)	305,129	(11,240,595)
Inter-segment	(499,133)	1,683,133	(731,182)	(191,681)	(261,137)	—	—	—
Net non-interest income(expense)	435,555	611,386	584,626	206,750	7,526	1,845,843	(868,372)	977,471
Non-interest income	413,213	657,790	798,762	19,470,420	631,981	21,972,166	(18,594,932)	3,377,234
Non-interest expense	(67,906)	(130,075)	(214,136)	(19,263,670)	(450,536)	(20,126,323)	17,726,560	(2,399,763)
Inter-segment	90,248	83,671	—	—	(173,919)	—	—	—
Other expense	(1,967,867)	(1,580,876)	(24,618)	(54,003)	(247,510)	(3,874,874)	(150,615)	(4,025,489)
Administrative expense	(1,893,526)	(1,097,939)	(32,348)	(33,495)	(269,916)	(3,327,224)	—	(3,327,224)
Reversal of (provision for) expected credit loss allowance	(74,341)	(482,937)	7,730	(20,508)	22,406	(547,650)	(150,615)	(698,265)

Operating income	815,225	2,266,814	291,163	91,009	229,554	3,693,765	—	3,693,765

Non-operating income(expense)	(63,998)	(6,900)	49,216	—	(9,544)	(31,226)	—	(31,226)
Impairment loss on investments in subsidiaries and associates	—	—	(1,107)	—	(1,279)	(2,386)	—	(2,386)
Other non-operating income (expense)	(63,998)	(6,900)	50,323	—	(8,265)	(28,840)	—	(28,840)

Net income before income tax expense	751,227	2,259,914	340,379	91,009	220,010	3,662,539	—	3,662,539

Income tax expense	(198,324)	(583,029)	(89,860)	(24,026)	27,252	(867,987)	—	(867,987)

Net income (loss)	552,903	1,676,885	250,519	66,983	247,262	2,794,552	—	2,794,552

(*)	Adjustments were made for the presentation of profit or loss in accordance with K-IFRS from the reporting segments in accordance with the Managerial Accounting Standards.

	For the year ended December 31, 2023
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Total
Net interest income(expense)	2,910,670	3,536,366	(271,147)	(47,332)	(335,077)	5,793,480	895,011	6,688,491
Interest income	5,915,515	8,117,854	322,965	71,470	1,908,257	16,336,061	645,741	16,981,802
Interest expense	(2,977,982)	(6,288,716)	(101)	—	(1,275,782)	(10,542,581)	249,270	(10,293,311)
Inter-segment	(26,863)	1,707,228	(594,011)	(118,802)	(967,552)	—	—	—
Net non-interest income(expense)	431,388	410,272	439,925	40,981	142,918	1,465,484	(796,004)	669,480
Non-interest income	406,362	610,368	559,804	15,898,187	1,561,937	19,036,658	(17,106,012)	1,930,646
Non-interest expense	(62,751)	(279,579)	(119,879)	(15,857,206)	(1,251,759)	(17,571,174)	16,310,008	(1,261,166)
Inter-segment	87,777	79,483	—	—	(167,260)	—	—	—
Other expense	(1,960,531)	(1,801,606)	(29,120)	(27,055)	(423,431)	(4,241,743)	(99,007)	(4,340,750)
Administrative expense	(1,828,368)	(1,115,797)	(34,894)	(27,018)	(403,678)	(3,409,755)	—	(3,409,755)
Reversal of (provision for) expected credit loss allowance	(132,163)	(685,809)	5,774	(37)	(19,753)	(831,988)	(99,007)	(930,995)

Operating income (expense)	1,381,527	2,145,032	139,658	(33,406)	(615,590)	3,017,221	—	3,017,221

Non-operating income(expense)	(13,561)	(206)	69,624	—	(81,146)	(25,289)	—	(25,289)
Impairment loss on investments in subsidiaries and associates	—	—	(1,786)	—	—	(1,786)	—	(1,786)
Other non-operating income (expense)	(13,561)	(206)	71,410	—	(81,146)	(23,503)	—	(23,503)

Net income before income tax expense	1,367,966	2,144,826	209,282	(33,406)	(696,736)	2,991,932	—	2,991,932

Income tax expense	(361,143)	(563,269)	(55,250)	8,819	256,051	(714,792)	—	(714,792)

Net income (loss)	1,006,823	1,581,557	154,032	(24,587)	(440,685)	2,277,140	—	2,277,140

(*)	Adjustments were made for the presentation of profit or loss in accordance with K-IFRS from the reporting segments in accordance with the Managerial Accounting Standards.

(2)	Information about products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest-bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information about geographical area

Among the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2024 and 2023 amounted to 19,832,897 million Won and 17,559,246 million Won, respectively, and revenue from the foreign customers amounted to 1,526,715 million Won and 1,353,202 million Won, respectively. Among the Bank’s non-current assets (investments in subsidiaries and associates, investment properties, Properties and equipment and intangible assets), non-current assets attributed to domestic customers as of December 31, 2024 and 2023 are 8,021,004 million Won and 7,091,640 million Won, respectively, and non-current assets attributed to foreign customers are 34,477 million Won and 29,532 million Won, respectively.

(4)	Information about major customers

The Bank does not have any single customer that generates 10% or more of the Bank’s total revenue for the years ended December 31, 2024 and 2023, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Cash	1,661,098	1,464,119
Foreign currencies	697,455	624,985
Demand deposits	21,386,723	24,959,408
Time deposits	27,405	17,596

Total	23,772,681	27,066,108

(2)	Details of restricted due from banks as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Due from Bank of Korea (BOK)	BOK	9,712,194	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	2,679,127	Reserve deposits and others

Total		12,391,321

	Counterparty	December 31, 2023	Reason of restriction
Due from banks in local currency:
Due from Bank of Korea (BOK)	BOK	13,420,310	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	Bank of Japan and others	733,935	Reserve deposits and others

Total		14,154,245

(3)

Among the investing and financing activities, significant transactions not involving cash inflows and outflows for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024	For the year ended December 31, 2023
Changes in other comprehensive income(loss) due to valuation of financial assets at FVTOCI	(23,722)	719,244
Changes in financial assets at FVTOCI due to debt-equity swap	13,536	206
Changes in other comprehensive income of foreign operations translation	33,520	2,364
Changes in other comprehensive loss related to hedges of net investment in foreign operations	(12,217)	(1,493)
Reclassification investment property to properties and equipment	65,280	6,463
Reclassification properties and equipment to assets held for sale	19,692	2,504
Increase in the right-of-use assets and lease liabilities	294,255	144,098
Changes in accounts payable related to acquisition of intangible assets	24,134	10,146
Reclassification investments in associates to financial assets at FVTPL	—	49,341

(4)	Adjustments of liabilities from financing activities for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	January 1, 2024	Cash flow	Not involving cash inflows and outflows			December 31, 2024
			Foreign exchange	Changed in value of hedged items	Others
Borrowings	21,461,867	(1,327,778)	1,753,756	—	23	21,887,868
Debentures	21,273,027	3,377,666	683,588	17,417	178,620	25,530,318
Lease liabilities	205,854	(171,368)	2,524	—	312,787	349,797
Rental deposit	57,104	(17,690)	—	—	—	39,414

Total	42,997,852	1,860,830	2,439,868	17,417	491,430	47,807,397

	For the year ended December 31, 2023
	January 1, 2023	Cash flow	Not involving cash inflows and outflows			December 31, 2023
			Foreign exchange	Changed in value of hedged items	Others
Borrowings	21,717,702	(371,695)	115,817	—	43	21,461,867
Debentures	24,635,427	(3,552,385)	78,287	63,615	48,083	21,273,027
Lease liabilities	180,672	(132,159)	291	—	157,050	205,854
Rental deposit	57,074	30	—	—	—	57,104

Total	46,590,875	(4,056,209)	194,395	63,615	205,176	42,997,852

7.	FINANCIAL ASSETS AT FVTPL

Details of financial assets at FVTPL as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Due from banks:
Gold banking assets	73,951	39,241
Securities:
Debt securities
Korean treasury and government agencies	3,630,434	3,233,389
Financial institutions	—	208,809
Securities loaned	12,361	625,398
Equity securities	283,961	256,285
Capital contributions	2,231,904	1,839,972
Beneficiary certificates	8,882,787	8,900,668
Others	188,878	180,690

Sub-total	15,230,325	15,245,211

Derivatives assets	10,067,381	5,791,449
Others	48,346	42,406

Total	25,420,003	21,118,307

Financial assets designated to be measured at FVTPL upon initial recognition is nil as of December 31, 2024 and 2023.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Debt securities:
Korean treasury and government agencies	7,776,569	5,654,395
Financial institutions	25,266,162	20,885,924
Corporates	3,032,609	3,994,432
Bonds denominated in foreign currencies	5,406,920	3,986,210
Mortgage-backed debt securities	87,647	190,250
Securities loaned	—	592,218

Sub-total	41,569,907	35,303,429

Equity securities	737,658	1,071,772

Total	42,307,565	36,375,201

(2)	Details of equity securities designated as financial assets at FVTOCI as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2024	December 31, 2023
Investment for strategic business partnership purpose	636,031	914,796
Debt-equity swap	101,627	156,976

Total	737,658	1,071,772

(3)	Changes in the expected credit loss allowance and gross carrying amount of financial assets at FVTOCI for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

i)	Credit loss allowances

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(24,714)	—	—	(24,714)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision for expected credit loss allowance	(8,865)	—	—	(8,865)
Disposal	6,788	—	—	6,788
Others (*)	195	—	—	195

Ending balance	(26,596)	—	—	(26,596)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,927)	—	—	(9,927)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision for expected credit loss allowance	(16,388)	—	—	(16,388)
Disposal	1,519	—	—	1,519
Others (*)	82	—	—	82

Ending balance	(24,714)	—	—	(24,714)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	35,303,429	—	—	35,303,429
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	30,557,870	—	—	30,557,870
Disposal/Redemption	(25,376,177)	—	—	(25,376,177)
Gain on fair value valuation	224,885	—	—	224,885
Amortization on the effective interest method	133,211	—	—	133,211
Others (*)	726,689	—	—	726,689

Ending balance	41,569,907	—	—	41,569,907

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	30,713,032	—	—	30,713,032
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	23,604,697	—	—	23,604,697
Disposal/Redemption	(20,005,613)	—	—	(20,005,613)
Gain on fair value valuation	696,241	—	—	696,241
Amortization on the effective interest method	161,666	—	—	161,666
Others (*)	133,406	—	—	133,406

Ending balance	35,303,429	—	—	35,303,429

(*)	Others consist of foreign currencies translation, etc.

(4)

The reason for the disposal of equity securities designated as financial assets at FVTOCI during the year ended December 31, 2024 is the disposal of stocks acquired through debt-equity swaps, etc. The fair values at disposal dates were 155,637 million Won, and cumulative gains at disposal dates were 72,744 million Won, respectively During the year ended December 31, 2023, the Bank sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 3,194 million Won, and cumulative gains at disposal dates were 118 million Won, respectively.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Korean treasury and government agencies	7,646,463	8,143,586
Financial institutions	4,004,011	6,660,465
Corporates	5,997,996	7,235,201
Bond denominated in foreign currencies	1,081,262	1,558,982
Credit loss allowances	(10,468)	(13,626)

Total	18,719,264	23,584,608

(2)	Changes in the expected credit loss allowance and gross carrying amount of securities at amortized cost for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

i)	Credit loss allowances

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(13,626)	—	—	(13,626)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of expected credit loss allowance	3,233	—	—	3,233
Others (*)	(75)	—	—	(75)

Ending balance	(10,468)	—	—	(10,468)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,165)	—	—	(8,165)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision for expected credit loss allowance	(5,472)	—	—	(5,472)
Others (*)	11	—	—	11

Ending balance	(13,626)	—	—	(13,626)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	23,598,234	—	—	23,598,234
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,494,615	—	—	2,494,615
Disposal / Redemption	(7,616,152)	—	—	(7,616,152)
Amortization on the effective interest method	91,116	—	—	91,116
Others (*)	161,919	—	—	161,919

Ending balance	18,729,732	—	—	18,729,732

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	27,313,080	—	—	27,313,080
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,827,215	—	—	2,827,215
Disposal / Redemption	(6,735,231)	—	—	(6,735,231)
Amortization on the effective interest method	163,278	—	—	163,278
Others (*)	29,892	—	—	29,892

Ending balance	23,598,234	—	—	23,598,234

(*)	Others consist of foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Due from banks	857,811	922,674
Loans	332,871,221	308,268,223
Other financial assets	8,736,265	11,619,720

Total	342,465,297	320,810,617

(2)	Details of due from banks as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Due from banks in local currency:
Others	256	27,107
Expected credit loss allowance	—	(56)

Sub-total	256	27,051

Due from banks in foreign currencies:
Due from banks on demand	23,935	26,134
Due from banks on time	72,194	27,380
Others	766,027	845,380
Expected credit loss allowance	(4,601)	(3,271)

Sub-total	857,555	895,623

Total	857,811	922,674

(3)	Details of restricted due from banks as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Others	Korea Exchange Co., Ltd. and others	253	Accumulated amount for Joint Compensation Fund and others

Sub-total		253

Due from banks in foreign currencies:
Due from banks on demand	Reserve Bank of India and others	23,935	Local capital requirements regulation (CRR)
Others	BNP-PARIBAS, PAR and others	759,348	CSA collateral and others

Sub-total		783,283

Total		783,536

	Counterparty	December 31, 2023	Reason of restriction
Due from banks in local currency:
Others	MORGAN STANLEY BANK INTL, SEL and others	27,104	CSA collateral and others

Sub-total		27,104

Due from banks in foreign currencies:
Due from banks on demand	Reserve Bank of India and others	24,573	Local capital requirements regulation (CRR)
Others	Korea Investment & Securities Co., Ltd. and others	780,803	Deposits for foreign futures and options trading and others

Sub-total		805,376

Total		832,480

(4)	Changes in the expected credit loss allowances and gross carrying amount of due from banks for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

i)	Credit loss allowances

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,327)	—	—	(3,327)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision for expected credit loss allowance	(1,274)	—	—	(1,274)

Ending balance	(4,601)	—	—	(4,601)

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(1,153)	—	—	(1,153)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision for expected credit loss allowance	(2,174)	—	—	(2,174)

Ending balance	(3,327)	—	—	(3,327)

ii)	Gross carrying amount

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	926,001	—	—	926,001
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(63,589)	—	—	(63,589)

Ending balance	862,412	—	—	862,412

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,586,422	—	—	1,586,422
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(660,421)	—	—	(660,421)

Ending balance	926,001	—	—	926,001

(5)	Details of loans as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Loans in local currency	299,968,927	282,174,935
Loans in foreign currencies	16,909,942	15,881,721
Domestic banker’s usance	2,763,613	2,676,723
Bills bought in foreign currencies	4,115,225	4,033,987
Bills bought in local currency	5,965	8,412
Factoring receivables	237	812
Advances for customers on guarantees	4,880	2,787
Private placement bonds	47,300	128,600
Call loans	697,083	1,944,036
Bonds purchased under resale agreements	9,609,800	2,607,250
Others	—	120
Loan origination costs and fees	668,530	618,195
Discounted present value	1	1
Expected credit loss allowance	(1,920,282)	(1,809,356)

Total	332,871,221	308,268,223

(6)	Changes in the expected credit loss allowance of loans for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(105,367)	(84,202)	(76,070)	(809,271)	(517,124)	(217,322)
Transfer to 12-month expected credit losses	(21,416)	21,157	259	(63,848)	62,682	1,166
Transfer to lifetime expected credit losses	10,032	(10,632)	600	56,598	(57,801)	1,203
Transfer to credit-impaired financial assets	3,397	11,699	(15,096)	126,738	86,209	(212,947)
Net provision for expected credit loss allowance	(18,592)	(45,287)	(103,468)	(129,038)	(115,836)	(282,514)
Recovery	—	—	(52,318)	—	—	(26,462)
Write-off	—	—	135,229	—	—	263,969
Disposal	12	1,409	8,728	23	6,675	237,439
Interest income from impaired loans	—	—	9,815	—	—	19,240
Others	(1)	(1)	(13)	(7,295)	(2,840)	(9,800)

Ending balance	(131,935)	(105,857)	(92,334)	(826,093)	(538,035)	(226,028)

	For the year ended December 31, 2024
	Total (*)
	Stage 1	Stage 2	Stage 3
Beginning balance	(914,638)	(601,326)	(293,392)
Transfer to 12-month expected credit losses	(85,264)	83,839	1,425
Transfer to lifetime expected credit losses	66,630	(68,433)	1,803
Transfer to credit-impaired financial assets	130,135	97,908	(228,043)
Net provision for expected credit loss allowance	(147,630)	(161,123)	(385,982)
Recovery	—	—	(78,780)
Write-off	—	—	399,198
Disposal	35	8,084	246,167
Interest income from impaired loans	—	—	29,055
Others	(7,296)	(2,841)	(9,813)

Ending balance	(958,028)	(643,892)	(318,362)

(*)	Additional loss reserves are included for borrowers who have been subject to government support policies related to COVID-19.

	For the year ended December 31, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(56,249)	(65,636)	(92,880)	(343,054)	(722,140)	(162,363)
Transfer to 12-month expected credit losses	(18,834)	16,383	2,451	(188,253)	187,845	408
Transfer to lifetime expected credit losses	5,777	(6,351)	574	18,410	(19,624)	1,214
Transfer to credit-impaired financial assets	633	17,399	(18,032)	13,827	26,915	(40,742)
Net reversal (provision) of expected credit loss allowances	(36,715)	(46,415)	(107,792)	(322,246)	8,883	(361,156)
Recovery	—	—	(55,911)	—	—	(27,566)
Write-off	—	—	180,897	—	—	214,694
Disposal	18	418	5,309	30	512	134,453
Interest income from impaired loans	—	—	9,297	—	—	15,474
Others	3	—	17	12,015	485	8,262

Ending balance	(105,367)	(84,202)	(76,070)	(809,271)	(517,124)	(217,322)

	For the year ended December 31, 2023
	Total (*)
	Stage 1	Stage 2	Stage 3
Beginning balance	(399,303)	(787,776)	(255,243)
Transfer to 12-month expected credit losses	(207,087)	204,228	2,859
Transfer to lifetime expected credit losses	24,187	(25,975)	1,788
Transfer to credit-impaired financial assets	14,460	44,314	(58,774)
Net reversal (provision) of expected credit loss allowances	(358,961)	(37,532)	(468,948)
Recovery	—	—	(83,477)
Write-off	—	—	395,591
Disposal	48	930	139,762
Interest income from impaired loans	—	—	24,771
Others	12,018	485	8,279

Ending balance	(914,638)	(601,326)	(293,392)

(*)	Additional loss reserves are included for borrowers who have been subject to government support policies related to COVID-19.

(7)	Changes in the gross carrying amount of loans for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	122,208,011	14,287,856	341,838	163,705,402	9,010,221	524,251
Transfer to 12-month expected credit losses	4,488,306	(4,478,522)	(9,784)	2,113,183	(2,110,200)	(2,983)
Transfer to lifetime expected credit losses	(6,231,603)	6,255,185	(23,582)	(5,348,943)	5,354,718	(5,775)
Transfer to credit-impaired financial assets	(166,956)	(203,099)	370,055	(779,607)	(417,653)	1,197,260
Write-off	—	—	(135,229)	—	—	(263,969)
Disposal	(128)	(21,525)	(155,855)	(134)	(38,464)	(759,391)
Net increase (decrease)	9,539,594	(1,122,056)	(820)	19,003,588	(1,361,594)	29,907

Ending balance	129,837,224	14,717,839	386,623	178,693,489	10,437,028	719,300

	For the year ended December 31, 2024
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	285,913,413	23,298,077	866,089
Transfer to 12-month expected credit losses	6,601,489	(6,588,722)	(12,767)
Transfer to lifetime expected credit losses	(11,580,546)	11,609,903	(29,357)
Transfer to credit-impaired financial assets	(946,563)	(620,752)	1,567,315
Write-off	—	—	(399,198)
Disposal	(262)	(59,989)	(915,246)
Net increase (decrease)	28,543,182	(2,483,650)	29,087

Ending balance	308,530,713	25,154,867	1,105,923

	For the year ended December 31, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	120,548,601	13,473,097	298,959	157,259,178	8,759,453	414,350
Transfer to 12-month expected credit losses	3,932,438	(3,919,317)	(13,121)	2,158,820	(2,156,351)	(2,469)
Transfer to lifetime expected credit losses	(6,149,137)	6,163,866	(14,729)	(4,084,959)	4,090,312	(5,353)
Transfer to credit-impaired financial assets	(132,530)	(140,297)	272,827	(429,594)	(206,961)	636,555
Write-off	—	—	(180,897)	—	—	(214,694)
Disposal	(63)	(491)	(58,814)	(98)	(720)	(334,385)
Net increase (decrease)	4,008,702	(1,289,002)	37,613	8,802,055	(1,475,512)	30,247

Ending balance	122,208,011	14,287,856	341,838	163,705,402	9,010,221	524,251

	For the year ended December 31, 2023
	Total
	Stage 1	Stage 2	Stage 3
Beginning balance	277,807,779	22,232,550	713,309
Transfer to 12-month expected credit losses	6,091,258	(6,075,668)	(15,590)
Transfer to lifetime expected credit losses	(10,234,096)	10,254,178	(20,082)
Transfer to credit-impaired financial assets	(562,124)	(347,258)	909,382
Write-off	—	—	(395,591)
Disposal	(161)	(1,211)	(393,199)
Net increase (decrease)	12,810,757	(2,764,514)	67,860

Ending balance	285,913,413	23,298,077	866,089

(8)	Details of other financial assets as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Receivables	5,923,026	8,612,499
Accrued income	1,364,352	1,549,256
Telex and telephone subscription rights and refundable deposits	721,513	790,577
Other assets	864,822	788,769
Expected credit loss allowance	(137,448)	(121,381)

Total	8,736,265	11,619,720

(9)	Changes in the expected credit loss allowance on other financial assets for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,656)	(4,533)	(113,192)	(121,381)
Transfer to 12-month expected credit losses	(274)	257	17	—
Transfer to lifetime expected credit losses	234	(253)	19	—
Transfer to credit-impaired financial assets	23	73	(96)	—
Net reversal of (provision for) expected credit loss allowance	444	(11)	(11,613)	(11,180)
Write-off	—	—	429	429
Disposal	—	4	1,130	1,134
Other decrease	—	—	(6,450)	(6,450)

Ending balance	(3,229)	(4,463)	(129,756)	(137,448)

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(1,559)	(4,805)	(113,542)	(119,906)
Transfer to 12-month expected credit losses	(257)	155	102	—
Transfer to lifetime expected credit losses	82	(94)	12	—
Transfer to credit-impaired financial assets	7	55	(62)	—
Net reversal of (provision for) expected credit loss allowance	(1,929)	156	(1,557)	(3,330)
Write-off	—	—	106	106
Disposal	—	—	1,749	1,749

Beginning balance	(3,656)	(4,533)	(113,192)	(121,381)

(10)	Changes in the gross carrying amount of other financial assets for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	11,556,403	68,025	116,673	11,741,101
Transfer to 12-month expected credit losses	15,829	(15,809)	(20)	—
Transfer to lifetime expected credit losses	(30,096)	30,117	(21)	—
Transfer to credit-impaired financial assets	(1,786)	(1,053)	2,839	—
Write-off	—	—	(429)	(429)
Disposal	—	(7)	(1,599)	(1,606)
Net increase (decrease) and others	(3,105,705)	(22,959)	263,311	(2,865,353)

Ending balance	8,434,645	58,314	380,754	8,873,713

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,836,134	55,265	117,315	8,008,714
Transfer to 12-month expected credit losses	11,483	(11,378)	(105)	—
Transfer to lifetime expected credit losses	(22,653)	22,667	(14)	—
Transfer to credit-impaired financial assets	(1,369)	(927)	2,296	—
Write-off	—	—	(106)	(106)
Disposal	—	—	(2,164)	(2,164)
Net increase (decrease) and others	3,732,808	2,398	(549)	3,734,657

Ending balance	11,556,403	68,025	116,673	11,741,101

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the level of market observable inputs. The market observable inputs reflect unique characteristics of a financial instrument or market condition (including transparency and whether there are transactions among market participants), and when a financial instrument is traded in an active market, the best estimate of its fair value is the quoted price in the active market. The Bank maximizes the use of market observable inputs and minimizes the use of unobserved firm-specific inputs to selected valuation techniques. Fair value of the Bank is measured based on the perspective of a market participant. As such, even when market observable inputs are not readily available, firm-specific inputs reflect factors that market participants would use for measuring the fair value of assets or liabilities.

The fair value measurement is described in one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., prices) or indirectly (i.e., derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but which do not require significant judgment.

•

Level 3— fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	73,951	—	—	73,951
Debt securities	3,614,390	28,405	—	3,642,795
Equity securities	—	—	283,961	283,961
Capital contributions	—	—	2,231,904	2,231,904
Beneficiary certificates	121,298	2,502,671	6,258,818	8,882,787
Derivative assets	—	10,066,195	1,186	10,067,381
Other financial assets in foreign currencies	—	—	48,346	48,346
Others	—	—	188,878	188,878

Sub-total	3,809,639	12,597,271	9,013,093	25,420,003

Financial assets at FVTOCI
Debt securities	14,117,594	27,452,313	—	41,569,907
Equity securities	315,639	—	422,019	737,658

Sub-total	14,433,233	27,452,313	422,019	42,307,565

Derivative assets (designated for hedging)	—	10,102	—	10,102

Total	18,242,872	40,059,686	9,435,112	67,737,670

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	74,205	—	—	74,205
Derivative liabilities	—	9,123,225	1,401	9,124,626

Sub-total	74,205	9,123,225	1,401	9,198,831

Financial liabilities designated to be measured at FVTPL
Deposits due to customers	—	547,816	—	547,816
Derivative liabilities (designated for hedging)	—	102,634	—	102,634

Total	74,205	9,773,675	1,401	9,849,281

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers among levels at the end of the reporting period in which events have occurred or conditions have changed.

	December 31, 2023
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	39,241	—	—	39,241
Debt securities	3,880,903	186,693	—	4,067,596
Equity securities	1,948	—	254,337	256,285
Capital contributions	—	—	1,839,972	1,839,972
Beneficiary certificates	123,299	3,843,596	4,933,773	8,900,668
Derivative assets	112	5,663,002	128,335	5,791,449
Other financial assets in foreign currencies	—	—	42,406	42,406
Others	—	—	180,690	180,690

Sub-total	4,045,503	9,693,291	7,379,513	21,118,307

Financial assets at FVTOCI
Debt securities	12,392,119	22,911,310	—	35,303,429
Equity securities	649,220	—	422,552	1,071,772

Sub-total	13,041,339	22,911,310	422,552	36,375,201

Derivative assets (designated for hedging)	—	698	—	698

Total	17,086,842	32,605,299	7,802,065	57,494,206

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	39,524	—	—	39,524
Derivative liabilities	8,306	5,965,966	1,994	5,976,266

Sub-total	47,830	5,965,966	1,994	6,015,790

Derivative liabilities (designated for hedging)	—	135,263	—	135,263

Total	47,830	6,101,229	1,994	6,151,053

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers among levels at the end of the reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial assets and liabilities designated to be measured at FVTPL, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

①	Valuation methods and input variables used for the fair value measurement of financial assets and liabilities classified into level 2 as of December 31, 2024 and 2023 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free rate with credit spread.	Risk-free rate and Credit spread

Beneficiary certificates	The beneficiary certificates are measured with Net Asset Value.	Values of underlying assets such as bond

Derivatives	The fair value is measured through Option pricing model etc.	Discount rate, Volatility, Exchange rate, Stock price etc.

Deposit due to customers	The fair value is measured through Hull-White model.	Swaption volume etc.

②	Valuation methods and input variables used for the fair value measurement of financial assets and liabilities classified into level 3 as of December 31, 2024 and 2023 are as follows:

	Valuation techniques	Input variables
Equity securities, capital contributions, beneficiary certificates and others

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, Least-Squares Monte Carlo and Binomial Tree, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free rate, Market risk premium, Corporate Beta, Stock price, Volatility of underlying assets, etc.

Derivatives	The fair value is measured through Option pricing model, etc.	Correlation coefficient, Stock price, Volatility, etc.

Others

The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the Binomial Tree which is commonly used valuation technique in the market.

Stock price, Volatility of underlying assets, etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs as of December 31, 2024 and 2023 are as follows:

①	December 31, 2024

	Fair value measurement technique	Type	Significant but unobservable input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative	Option valuation model and others	Equity related	Correlation coefficient	0.29~0.65	Variation of fair value increases as correlation coefficient increases.
			Stock price, Volatility of underlying asset	25.71%	Variation of fair value increases as stock price and volatility of underlying asset increases.
			Discount rate	3.94%~19.62%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%	Fair value increases as terminal growth rate increases.
Equity securities, capital contributions and beneficiary certificates	Binominal Tree		Stock price, Volatility of underlying asset	18.76%~36.37%	Variation of fair value increases as stock price and volatility of underlying asset increases.
	DCF model and others		Discount rate	4.76%~19.84%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
Others	Binominal Tree and others		Stock price, Volatility of underlying asset	18.36%~36.90%	Variation of fair value increases as stock price and volatility of underlying asset increases.

②	December 31, 2023

	Fair value measurement technique	Type	Significant but unobservable input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient, etc.	0.32~0.68	Variation of fair value increases as correlation coefficient increases
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient, etc.	0.32~0.68	Variation of fair value increases as correlation coefficient increases
Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Stock price, Volatility of underlying asset	27.34%	Variation of fair value increases as stock price and volatility of underlying asset increase
	DCF model and others		Discount rate	5.08%~19.90%	Fair value increases as discount rate decreases
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases
Others	Binomial Tree		Stock price, Volatility of underlying asset	15.48%~76.22%	Variation of fair value increases as stock price and volatility of underlying asset increase

Fair value of financial assets and liabilities classified into Level 3 is measured by the Bank using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	January 1, 2024	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2024
Financial assets:
Financial assets at FVTPL
Equity securities	254,337	9,732	—	19,251	(1,306)	1,947	283,961
Capital contributions	1,839,972	113,396	—	468,095	(189,559)	—	2,231,904
Beneficiary certificates	4,933,773	134,739	—	1,815,487	(625,181)	—	6,258,818
Derivative assets	128,335	(970)	—	327	(126,506)	—	1,186
Other financial assets in foreign currency	42,406	5,940	—	—	—	—	48,346
Others	180,690	13,335	—	12,011	(17,158)	—	188,878

Sub-total	7,379,513	276,172	—	2,315,171	(959,710)	1,947	9,013,093

Financial assets at FVTOCI
Equity securities	422,552	—	5,404	15	(5,952)	—	422,019

Total	7,802,065	276,172	5,404	2,315,186	(965,662)	1,947	9,435,112

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,994	1,114	—	—	(1,707)	—	1,401

Total	1,994	1,114	—	—	(1,707)	—	1,401

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amount to 272,164 million Won for year ended December 31, 2024, which is from financial assets and liabilities that the Bank holds as of December 31, 2024.

(*2)

Changes in the availability of observable market data for the financial instrument have resulted in transfer between fair value hierarchy level, and the Bank recognizes changes in levels at the end of reporting period that result in changes in events or circumstances that result in transfer between fair value hierarchy level.

	For the year ended December 31, 2023
	January 1, 2023	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2023
Financial assets:
Financial assets at FVTPL
Equity securities	248,638	(2,973)	—	14,659	(147)	(5,840)	254,337
Capital contributions	1,418,022	49,104	—	517,858	(145,012)	—	1,839,972
Beneficiary certificates	4,082,326	79,029	—	1,057,407	(284,989)	—	4,933,773
Loans	19,169	—	—	—	(19,169)	—	—
Derivative assets	90,338	41,737	—	2,271	(6,011)	—	128,335
Other financial assets in foreign currency	41,680	726	—	—	—	—	42,406
Others	142,335	9,015	—	32,135	(2,795)	—	180,690

Sub-total	6,042,508	176,638	—	1,624,330	(458,123)	(5,840)	7,379,513

Financial assets at FVTOCI
Equity securities	426,450	—	(3,511)	342	(706)	(23)	422,552

Total	6,468,958	176,638	(3,511)	1,624,672	(458,829)	(5,863)	7,802,065

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	9,449	1,994	—	—	(9,449)	—	1,994

Total	9,449	1,994	—	—	(9,449)	—	1,994

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amount to 117,241 million Won for year ended December 31, 2023, which is from financial assets and liabilities that the Bank holds as of December 31, 2023.

(*2)

Changes in the availability of observable market data for the financial instrument have resulted in transfer between fair value hierarchy level, and the Bank recognize changes in levels at the end of each report that result in changes in events or circumstances that result in transfer between fair value hierarchy level.

(4)	The results of a sensitivity analysis on the rational fluctuation in the unobservable inputs used for measuring Level 3 financial instruments are as follows:

Sensitivity analysis of financial instruments is performed by classifying the effect of changes in unobservable inputs on changes in the value of financial instruments into favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable input, the below table presents the most favorable or the most unfavorable circumstances. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 9,436,513 million Won and 7,804,059 million Won as of December 31, 2024 and 2023, respectively, equity investments of 8,977,473 million Won and 7,277,190 million Won are excluded from the sensitivity analysis.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments as of December 31, 2024 and 2023 (Unit: Korean Won in millions):

	December 31, 2024
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)	50	(51)	—	—
Equity securities (*2)(*3)	19,338	(13,996)	—	—
Beneficiary certificates (*4)	706	(705)	—	—
Others (*2)(*4)	2,554	(2,402)	—	—
Financial assets at FVTOCI
Equity securities (*3)(*4)	—	—	34,080	(22,698)

Total	22,648	(17,154)	34,080	(22,698)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	—	—	—	—

Total	—	—	—	—

(*1)

Fair value changes in equity related derivatives assets and liabilities are calculated by increasing or decreasing correlation coefficient or volatility, which are major unobservable variables, by 10%.

(*2)	The change in fair value is calculated by increasing or decreasing the stock price (-10% to 10%) and volatility (-10%p to 10%p), the major unobservable inputs.
(*3)

Fair value changes in equity securities are calculated by increasing or decreasing growth rate (-1%p~1%p) and discount rate (-1%p~1%p) or liquidation value (-1%p~1%p). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets by 1%p.

	December 31, 2023
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)	88	(95)	—	—
Equity securities (*2)(*3)	10,735	(8,417)	—	—
Beneficiary certificates (*4)	722	(722)	—	—
Others (*2)(*4)	4,098	(3,921)	—	—
Financial assets at FVTOCI
Equity securities (*3)(*4)	—	—	17,970	(14,009)

Total	15,643	(13,155)	17,970	(14,009)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	10	(7)	—	—

Total	10	(7)	—	—

(*1)	Fair value changes in equity related derivatives assets and liabilities are calculated by increasing or decreasing correlation coefficient, which are major unobservable variables, by 10%.
(*2)	The change in fair value is calculated by increasing or decreasing the stock price (-10% to 10%) and volatility (-10%p to 10%p), the major unobservable inputs.
(*3)

Fair value changes in equity securities are calculated by increasing or decreasing growth rate (-1%p~1%p) and discount rate (-1%p~1%p) or liquidation value (-1%p~1%p). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets by 1%p.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

Fair value information for cash that is not measured at fair value because the carrying amount is a reasonable approximation of fair value is not included.

	December 31, 2024
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,242,385	15,420,653	—	18,663,038	18,719,264
Loans and other financial assets at amortized cost	—	6,264,152	339,903,462	346,167,614	342,465,297
Financial liabilities:
Deposits due to customers	—	347,481,161	—	347,481,161	347,165,137
Borrowings	—	21,924,229	—	21,924,229	21,887,868
Debentures	—	25,484,901	—	25,484,901	25,530,318
Other financial liabilities (*)	—	28,098,616	—	28,098,616	28,099,654

(*)	Lease liabilities are excluded as of December 31, 2024.

	December 31, 2023
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,361,628	20,891,536	—	23,253,164	23,584,608
Loans and other financial assets at amortized cost	—	8,977,848	312,184,831	321,162,679	320,810,617
Financial liabilities:
Deposits due to customers	—	339,093,471	—	339,093,471	338,741,703
Borrowings	—	21,422,215	—	21,422,215	21,461,867
Debentures	—	21,249,932	—	21,249,932	21,273,027
Other financial liabilities (*)	—	22,426,811	—	22,426,811	22,429,299

(*)	Lease liabilities are excluded as of December 31, 2023.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using valuation techniques. Valuation techniques and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation techniques	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free rate plus a credit spread.	Risk-free rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free rate, credit spread and expected prepayment-rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free rate and credit spread

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	73,951	—	857,811	—	931,762
Securities	15,230,325	42,307,565	18,719,264	—	76,257,154
Loans	—	—	332,871,221	—	332,871,221
Derivative assets	10,067,381	—	—	10,102	10,077,483
Other financial assets	48,346	—	8,736,265	—	8,784,611

Total	25,420,003	42,307,565	361,184,561	10,102	428,922,231

	December 31, 2024
	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	74,205	547,816	347,165,137	—	347,787,158
Borrowings	—	—	21,887,868	—	21,887,868
Debentures	—	—	25,530,318	—	25,530,318
Derivative liabilities	9,124,626	—	—	102,634	9,227,260
Other financial liabilities (*)	—	—	28,099,654	—	28,099,654

Total	9,198,831	547,816	422,682,977	102,634	432,532,258

(*)	Lease liabilities are excluded as of December 31, 2024.

	December 31, 2023
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	39,241	—	922,674	—	961,915
Securities	15,245,211	36,375,201	23,584,608	—	75,205,020
Loans	—	—	308,268,223	—	308,268,223
Derivative assets	5,791,449	—	—	698	5,792,147
Other financial assets	42,406	—	11,619,720	—	11,662,126

Total	21,118,307	36,375,201	344,395,225	698	401,889,431

	December 31, 2023
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	39,524	338,741,703	—	338,781,227
Borrowings	—	21,461,867	—	21,461,867
Debentures	—	21,273,027	—	21,273,027
Derivative liabilities	5,976,266	—	135,263	6,111,529
Other financial liabilities (*)	—	22,429,299	—	22,429,299

Total	6,015,790	403,905,896	135,263	410,056,949

(*)	Lease liabilities are excluded as of December 31, 2023.

(7)	Income or expense from financial instruments by category

Income or expense from financial instruments by category for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Interest income (expense)	Fees and commissions income	Reversal of (Provision for) credit loss	Gain (Loss) on valuation and transaction	Dividend income	Total
Financial assets at FVTPL	120,688	864	—	1,528,808	439,683	2,090,043
Financial liabilities designated to be measured at FVTPL(*)	—	—	—	(19,647)	—	(19,647)
Financial assets at FVTOCI	1,227,748	951	(8,865)	92,107	17,726	1,329,667
Securities at amortized cost	628,637	—	3,233	—	—	631,870
Loans and other financial assets at amortized cost	16,005,305	—	(707,189)	165,192	—	15,463,308
Financial liabilities at amortized cost	(11,227,703)	—	—	—	—	(11,227,703)
Net derivatives (designated for hedging)	—	—	—	(22,511)	—	(22,511)

Total	6,754,675	1,815	(712,821)	1,743,949	457,409	8,245,027

(*)	The amount recognized as other comprehensive income in regard to financial liabilities designated to be measured at FVTPL for the year ended December 31, 2024 is 1,831 million Won.

	For the year ended December 31, 2023
	Interest income (expense)	Fees and commissions income	Provision for credit loss	Gain (Loss) on valuation and transaction	Dividend income	Total
Financial assets at FVTPL	92,854	423	—	514,706	290,797	898,780
Financial assets at FVTOCI	945,536	1,621	(16,388)	(38,399)	15,697	908,067
Securities at amortized cost	765,390	—	(5,472)	—	—	759,918
Loans and other financial assets at amortized cost	15,178,022	—	(870,945)	101,788	—	14,408,865
Financial liabilities at amortized cost	(10,286,722)	—	—	—	—	(10,286,722)
Net derivatives (designated for hedging)	—	—	—	(2,955)	—	(2,955)

Total	6,695,080	2,044	(892,805)	575,140	306,494	6,685,953

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

i)	Transferred financial assets that do not meet the condition of derecognition

a)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		December 31, 2024	December 31, 2023
Asset transferred	Financial assets at FVTOCI	87,647	190,250
Related liabilities	Bonds sold under repurchase agreements	86,733	157,761

b)	Securities loaned

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Bank does not derecognize them from the financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		December 31, 2024	Loaned to
Financial assets at FVTPL	Korea treasury and government bonds and others	12,361	Korea Securities Finance Corporation

		December 31, 2023	Loaned to
Financial assets at FVTPL	Korea treasury and government bonds and others	625,398	Korea Securities Finance Corporation and others
Financial assets at FVTOCI	Korea treasury and government bonds and others	592,218	Korea Securities Depository and others

The details of the transferred financial assets that do not meet the condition of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are also explained in Note 18.

(2)	The offset of financial assets and liabilities

The Bank holds both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS No.1032. Therefore, the total amount of uncollected domestic exchange receivables (or unpaid domestic exchange payables) has been offset with part of unpaid domestic exchange payables (or uncollected domestic exchange receivables) and has been disclosed in loans and other financial assets at amortized cost and other financial liabilities of the Bank’s statements of financial position, respectively.

The Bank also holds the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not meet the offsetting criteria of K-IFRS No.1032, but provide the Bank under the circumstances of the trading party’s defaults, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of K-IFRS No.1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Bank has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Bank has also entered into a purchase and resale agreement and accounted it as a secured loan. The Bank under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS No.1032. The Bank disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loans and other financial assets at amortized cost.

As of December 31, 2024 and 2023, the financial instruments to be offset and covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	10,059,218	—	10,059,218	12,082,628	235,654	3,290,742
Receivable spot exchange (*2)	5,549,806	—	5,549,806
Bonds purchased under resale agreements (*2)	9,609,800	—	9,609,800	9,609,800	—	—
Domestic exchanges settlement credits (*2) (*5)	33,347,374	32,915,242	432,132	—	—	432,132

Total	58,566,198	32,915,242	25,650,956	21,692,428	235,654	3,722,874

	December 31, 2024
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	9,216,515	—	9,216,515	11,832,708	533,052	2,400,362
Payable spot exchange (*3)	5,549,607	—	5,549,607
Bonds sold under repurchase agreements (*4)	86,733	—	86,733	86,733	—	—
Domestic exchanges settlement debits (*3) (*5)	40,505,570	32,915,242	7,590,328	7,590,328	—	—

Total	55,358,425	32,915,242	22,443,183	19,509,769	533,052	2,400,362

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2023
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	5,156,266	—	5,156,266	11,279,763	424,466	1,051,548
Receivable spot exchange (*2)	7,599,511	—	7,599,511
Bonds purchased under resale agreements (*2)	2,607,250	—	2,607,250	2,607,250	—	—
Domestic exchanges settlement credits (*2)(*5)	49,020,044	48,575,856	444,188	—	—	444,188

Total	64,383,071	48,575,856	15,807,215	13,887,013	424,466	1,495,736

	December 31, 2023
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	5,094,975	—	5,094,975	11,377,541	139,143	1,178,349
Payable spot exchange (*3)	7,600,058	—	7,600,058
Bonds sold under repurchase agreements (*4)	157,761	—	157,761	157,761	—	—
Domestic exchanges settlement debits (*3)(*5)	49,943,565	48,575,856	1,367,709	1,367,709	—	—

Total	62,796,359	48,575,856	14,220,503	12,903,011	139,143	1,178,349

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)

The Bank has the following subsidiaries as of December 31, 2024 and 2023 (Unit: Korean Won in 100 million, USD in 10 thousand, CNY in 100 million, RUB in 100 million, IDR in 100 million, BRL in 10 thousand, PHP in 100 million, VND in trillions, MMK in 100 million, EUR in 10 thousand):

Subsidiaries	Location	Share capital		Main business
Woori America Bank	U.S.A	USD	29,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia	IDR	14,692	Finance
Woori Global Markets Asia Limited	Hong Kong	USD	10,000	Finance
Woori Bank China Limited	China	CNY	21.6	Finance
AO Woori Bank (*1)	Russia	RUB	14.5	Finance
Banco Woori Bank do Brasil S.A.	Brazil	BRL	7,709	Finance
Korea BTL Infrastructure Fund	Korea		7,339	Finance
Woori Finance Myanmar Co., Ltd.	Myanmar	MMK	162	Finance
Wealth Development Bank	Philippines	PHP	7.7	Finance
Woori Bank Vietnam Limited	Vietnam	VND	12.5	Finance
Woori Bank (Cambodia) PLC	Cambodia	USD	27,239	Finance
Woori Bank Europe	Germany	EUR	10,000	Finance

	December 31, 2024			December 31, 2023
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori America Bank	58,500,000	100.0	December 31, 2024	58,500,000	100.0	December 31, 2023
PT Bank Woori Saudara Indonesia 1906 Tbk	13,333,457,836	90.8	December 31, 2024	7,214,804,851	84.2	December 31, 2023
Woori Global Markets Asia Limited	78,000,000	100.0	December 31, 2024	78,000,000	100.0	December 31, 2023
Woori Bank China Limited	—	100.0	December 31, 2024	—	100.0	December 31, 2023
AO Woori Bank	57,999,999	100.0	December 31, 2024	57,999,999	100.0	December 31, 2023
Banco Woori Bank do Brasil S.A.	77,093,999	100.0	December 31, 2024	77,093,999	100.0	December 31, 2023
Korea BTL Infrastructure Fund	146,625,975	99.9	December 31, 2024	146,625,975	99.9	December 31, 2023
Woori Finance Myanmar Co., Ltd.	1,200,000	100.0	December 31, 2024	1,200,000	100.0	December 31, 2023
Wealth Development Bank	3,931,365	51.0	December 31, 2024	3,931,365	51.0	December 31, 2023
Woori Bank Vietnam Limited	—	100.0	December 31, 2024	—	100.0	December 31, 2023
Woori Bank (Cambodia) PLC	11,035,803	100.0	December 31, 2024	7,035,803	100.0	December 31, 2023
Woori Bank Europe	100,000,000	100.0	December 31, 2024	100,000,000	100.0	December 31, 2023

(*1)

The conflict between Russia and Ukraine broke out in February 2022, and international sanctions have been imposed on Russia since then. These sanctions may result in a decrease in the value of financial or operating assets held by banks in relation to the disputed country, an increase in the collection period, restrictions on capital transfers, and a decrease in profits. As a result, we expect future financial impacts on the business of its subsidiary, AO Woori Bank, as of December 31, 2024, but the Bank cannot reasonably anticipate estimates.

(2)

As for the structured entities in accordance with K-IFRS No.1110 and K-IFRS No.1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity.

1)	Details of structured entities that the Bank controls as of December 31, 2024 and 2023 are as follows:

	December 31, 2024
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Jeonju Iwon Ltd. and 44 structured entities	Korea	Asset securitization	—	December 31, 2024
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	December 31, 2024
Money trust under the FISCM Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	December 31, 2024
Structured entity for the investments in securities
IGIS Australia Investment Trust No. 209-1	Korea	Securities investment	99.4	December 31, 2024
Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2	Korea	Securities investment	99.0	December 31, 2024
AI Partners UK Water Supply Private Placement Investment Trust No. 2	Korea	Securities investment	97.3	December 31, 2024
Heungkuk Global Private Placement Investment Trust No. 1	Korea	Securities investment	98.8	December 31, 2024
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust	Korea	Securities investment	99.9	December 31, 2024
Woori Infrastructure New Deal Private Placement Investment Trust No. 1	Korea	Securities investment	99.5	December 31, 2024
Woori North America Energy Infrastructure Private Placement Investment Trust No. 1	Korea	Securities investment	99.3	December 31, 2024
Woori Global Secondary Private Placement Investment Trust No. 1	Korea	Securities investment	98.8	December 31, 2024
Woori ESG Infrastructure Development Private Placement Investment Trust No. 1	Korea	Securities investment	95.2	December 31, 2024
Kiwoom Harmony Private Placement Investment Trust No. 1	Korea	Securities investment	97.4	December 31, 2024
Kiwoom Harmony Private Placement Investment Trust No. 2	Korea	Securities investment	97.3	December 31, 2024
JB Airline Private Placement Investment Trust No. 8	Korea	Securities investment	97.0	December 31, 2024
Kiwoom Harmony Private Placement Investment Trust No. 4	Korea	Securities investment	96.2	December 31, 2024
WOORI REFS GENERAL TYPE INVESTMENT TRUST No. 1	Korea	Securities investment	93.5	December 31, 2024
Woori Fund Financing General Type Private Investment Trust	Korea	Securities investment	99.3	December 31, 2024

(*1)

It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.

(*2)

The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

	December 31, 2023
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Jeonju Iwon Ltd. and 49 structured entities	Korea	Asset securitization	—	December 31, 2023
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	December 31, 2023
Money trust under the FISCM Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	December 31, 2023
Structured entity for the investments in securities
IGIS Australia Investment Trust No. 209-1	Korea	Securities investment	99.4	December 31, 2023
Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2	Korea	Securities investment	99.0	December 31, 2023
AI Partners UK Water Supply Private Placement Investment Trust No. 2	Korea	Securities investment	97.3	December 31, 2023
Heungkuk Global Private Placement Investment Trust No. 1	Korea	Securities investment	98.8	December 31, 2023
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust	Korea	Securities investment	99.9	December 31, 2023
WooriG Infrastructure New Deal Private Placement Investment Trust No. 1	Korea	Securities investment	99.5	December 31, 2023
WooriG North America Energy Infrastructure Private Placement Investment Trust No. 1	Korea	Securities investment	99.3	December 31, 2023
WooriG Global Secondary Private Placement Investment Trust No. 1	Korea	Securities investment	98.6	December 31, 2023
WooriG ESG Infrastructure Development Private Placement Investment Trust No. 1	Korea	Securities investment	95.2	December 31, 2023
Kiwoom Harmony Private Placement Investment Trust No. 1	Korea	Securities investment	97.4	December 31, 2023
Kiwoom Harmony Private Placement Investment Trust No. 2	Korea	Securities investment	97.2	December 31, 2023
JB Airline Private Placement Investment Trust No. 8	Korea	Securities investment	97.0	December 31, 2023
Kiwoom Harmony Private Placement Investment Trust No. 4	Korea	Securities investment	96.2	December 31, 2023

(*1)

It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.

(*2)

The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

2)	The following companies have been excluded from the consolidation scope despite the Bank’s majority ownership interest as of December 31, 2024 and 2023:

	December 31, 2024
Subsidiaries	Location	Main business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust No. 7 (*1)	Korea	Securities investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2	Korea	Securities investment	55.2
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1 (*1)	Korea	Securities investment	55.0
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities investment	58.3
Samsung Together Korea IPPF Private Securities Investment Trust 3 [Equity-FoFs] (*3)	Korea	Securities investment	100.0
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2 (*1)	Korea	Securities investment	55.0
Woori Woori Bank Partners Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	92.6
Woori Private Real Estate Investment Trust No. 1 (*1)	Korea	Securities investment	84.9
INMARK France Private Placement Real Estate Investment Trust No. 18-1 (*1)	Korea	Securities investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W (EUR) (*2)	Korea	Securities investment	99.5
Woori Global Mid-market Secondaries Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	80.0
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*2)	Korea	Securities investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1)	Korea	Securities investment	50.0
Woori Woori Bank Partners Private Placement Investment Trust No. 2 (*1)	Korea	Securities investment	90.9
Woori Equity Bridge Loan Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	65.0
Woori Private Real Estate Investment Trust No. 5 (*1)	Korea	Securities investment	87.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities investment	76.7
Consus Solar Energy Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	50.0
Woori Innovative Growth New Deal Private Placement Investment Trust No.3 (*1)	Korea	Securities investment	79.8
Woori Renewable New Deal Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	55.0
Woori Policy-type New Deal (Infra Investment) Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	66.7
Woori GP Commitment Loan Private Placement Investment Trust No. 2 (*1)	Korea	Securities investment	80.0

	December 31, 2024
Subsidiaries	Location	Main business	Percentage of ownership (%)
Kiwoom Aurora Private Placement Securities Investment Trust No. 2 (USD) (*1)	Korea	Securities investment	60.0
NH-Amundi WSCP VIII Private Placement Investment Trust No. 2 (USD) (*1)	Korea	Securities investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (USD) (*2)	Korea	Securities investment	98.0
Woori Equity Investment General Type Private Investment Trust No.1 (*1)	Korea	Securities investment	93.8
Hangang New Deal Infrastructure BTL Private Equity Investment Trust No. 4 (*1)	Korea	Securities investment	60.0
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*1)	Korea	Securities investment	66.7
Woori Financial Digital Investment Association No. 1 (*1)	Korea	Securities investment	88.0
Woori GP Commitment Loan Private Placement Investment Trust No. 3 (*1)	Korea	Securities investment	85.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities investment	97.7
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*2)	Korea	Securities investment	98.8
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*2)	Korea	Securities investment	99.9
Woori Private Real Estate Investment Trust No. 6 (*1)	Korea	Securities investment	85.0
Woori New Growth Credit Fund 1 (*1)	Korea	Securities investment	70.9
Woori Asset Global Partnership Fund No. 5 (*1)	Korea	Securities investment	57.7
Woori PE Secondary Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	82.6
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities investment	75.2
Woori Financial Dino Lab Investment Association No. 1 (*1)	Korea	Securities investment	70.0
Woori Bank Partners General Type Private Investment Trust No.3 (*1)	Korea	Securities investment	90.9
Woori Natixis Partnership Global Private Debt Fund No. 1-1 (USD) (*1)	Korea	Securities investment	80.0
NH-Amundi BXD Private Placement Real Estate Investment Trust No. 2 (USD) (*2)	Korea	Securities investment	77.8
Woori Private Real Estate Investment Trust No. 7 (*1)	Korea	Securities investment	87.0
Woori Junior Equity General Type Private Investment Trust (*1)	Korea	Securities investment	85.0
Hangang Green Environment Private Placement Special Asset Investment Trust (*1)	Korea	Securities investment	50.0

(*1)

Since the investee is a discretionary funds, the Bank does not have power over the investee because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Bank, but also for other investors as well. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The investment target for the fund was determined in advance, and the disposition of investment assets cannot be determined by the Bank, and as a fund of funds, the Bank does not have the power to participate in decision-making regarding investment assets in parent funds. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

Since the investee is a Stock market stabilization fund, the Bank does not have power over such fund as the fund’s relevant activities are determined by the management committee, over which the Bank does not have substantial control. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	December 31, 2023
Subsidiaries	Location	Main business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust No. 7 (*1)	Korea	Securities investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities investment	55.1
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1 (*1)	Korea	Securities investment	55.0
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No. 3 (*3)	Korea	Securities investment	100.0
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2 (*1)	Korea	Securities investment	55.0
WooriG Woori Bank Partners Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	92.6
WooriG Private Real Estate Investment Trust No. 1 (*1)	Korea	Securities investment	84.3
INMARK France Private Placement Real Estate Investment Trust No. 18-1 (*1)	Korea	Securities investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W (EUR) (*2)	Korea	Securities investment	99.5
WooriG Global Mid-market Secondaries Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	80.0
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*2)	Korea	Securities investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1)	Korea	Securities investment	50.0
WooriG Woori Bank Partners Private Placement Investment Trust No. 2 (*1)	Korea	Securities investment	90.9
WooriG Equity Bridge Loan Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	65.0
WooriG Private Real Estate Investment Trust No. 5 (*1)	Korea	Securities investment	87.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities investment	76.7
Consus Solar Energy Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	50.0
Woori Innovative Growth New Deal Private Placement Investment Trust No.3 (*1)	Korea	Securities investment	79.8
WooriG Renewable New Deal Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	55.0
WooriG Policy-type New Deal (Infra Investment) Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	66.7
IGIS ESG Private Placement Investment Trust No.1 (*1)	Korea	Securities investment	60.0
WooriG GP Commitment Loan Private Placement Investment Trust No. 2 (*1)	Korea	Securities investment	80.0
Kiwoom Aurora Private Placement Securities Investment Trust No. 2 (USD) (*1)	Korea	Securities investment	60.0

	December 31, 2023
Subsidiaries	Location	Main business	Percentage of ownership (%)
NH-Amundi WSCP VIII Private Placement Investment Trust No. 2 (USD) (*1)	Korea	Securities investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (USD) (*2)	Korea	Securities investment	98.0
WooriG Equity Investment General Type Private Investment Trust No. 1 (*1)	Korea	Securities investment	93.8
Hangang New Deal Infrastructure BTL Private Equity Investment Trust No. 4 (*1)	Korea	Securities investment	60.0
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*1)	Korea	Securities investment	66.7
Woori Financial Digital Investment Association No. 1 (*1)	Korea	Securities investment	88.0
WooriG GP Commitment Loan Private Placement Investment Trust No. 3 (*1)	Korea	Securities investment	85.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities investment	97.7
WooriG Japan General Type Private Real Estate Feeder Investment Trust No. 1-2 (*2)	Korea	Securities investment	98.8
WooriG Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*2)	Korea	Securities investment	99.9
WooriG Private Real Estate Investment Trust No. 6 (*1)	Korea	Securities investment	85.0
Woori New Growth Credit Fund 1 (*1)	Korea	Securities investment	70.9
Woori Asset Global Partnership Fund No. 5 (*1)	Korea	Securities investment	57.7
Woori PE Secondary Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	82.6
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities investment	76.9

(*1)

Since the investee is a discretionary funds, the Bank does not have power over the investee because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Bank, but also for other investors as well. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

Since the investee is a fund of funds, the Bank does not have power over such funds because the Bank cannot decide the relevant activities of the fund through the related contract. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

Since the investee is a Stock market stabilization fund, the Bank does not have power over such fund as the fund’s relevant activities are determined by the management committee, over which the Bank does not have substantial control. The Bank does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(3)	Investments in associates as of December 31, 2024 and 2023 are as follows:

Investees	Main business	Percentage of ownership (%)		Location	Financial statements as of
		December 31, 2024	December 31, 2023
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	November 30, 2024 (*4)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	December 31, 2024
Korea Finance Security Co., Ltd. (*2)	Security service	15.0	15.0	Korea	November 30, 2024 (*4)
Dongwoo C & C Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	27.5	27.5	Korea	—
G2 collection Co., Ltd. (*3)	Wholesale and retail sales	28.9	28.9	Korea	—
Kyesan Engineering Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
Good Software Lab Co., Ltd. (*3)	Service	28.9	28.9	Korea	—
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	24.0	24.0	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
Jiwon Plating Co., Ltd. (*3)	Plating	20.5	20.5	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.0	24.0	Korea	—
Beomgyo Co., Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
K BANK Co., Ltd. (*2)	Finance	12.0	12.6	Korea	November 30, 2024 (*4)
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	December 31, 2024
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership (*7)	Other financial services	20.0	20.0	Korea	December 31, 2024
Crevisse Lime Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	December 31, 2024
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	24.5	24.5	Korea	December 31, 2024
LOTTE CARD Co., Ltd.	Credit card and installment financing	20.0	20.0	Korea	September 30, 2024 (*4)
Woori-Q Corporate Restructuring Private Equity Fund (*5)	Trust and collective investment	20.4	15.7	Korea	December 31, 2024
PCC-Woori LP Secondary Fund	Other financial services	26.9	26.9	Korea	December 31, 2024
Samsung Together Korea IPPF Private Securities Investment Trust 3 [Equity-FoFs]	Other financial services	100.0	100.0	Korea	December 31, 2024
Union Technology Finance Investment Association	Other financial services	29.7	29.7	Korea	December 31, 2024
KUM HWA Co., Ltd. (*3)	Telecommunication equipment retail sales	20.0	20.0	Korea	December 31, 2024
Paratus Woori Material Component Equipment joint venture company	Other financial services	20.8	20.8	Korea	December 31, 2024
Dicustody Co., Ltd. (*8)	Other information technology and computer operation-related services	—	1.0	Korea	—
Jinmyung Plus Co., Ltd. (*3)	Manufacturing	20.2	20.2	Korea	September 30, 2024 (*4)
Orient Shipyard Co., Ltd. (*3)	Manufacturing of ship components	22.7	22.7	Korea	September 30, 2024 (*4)
Joongang Network Solution Co., Ltd. (*8)	Other information technology and computer operation-related services	—	25.3	Korea	—

Investees	Main business	Percentage of ownership (%)		Location	Financial statements as of
		December 31, 2024	December 31, 2023
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	December 31, 2024
Woori Financial Digital Investment Association No. 1	Other financial services	88.0	88.0	Korea	December 31, 2024
STASSETS No. 3 Private Equity Investment Limited Specialized In Start-up Ventures	Other financial services	28.3	28.3	Korea	December 31, 2024
KG Fashion Co., Ltd. (*3)	Manufacturing	20.8	20.8	Korea	November 30, 2024 (*4)
Win Mortgage Co., Ltd. (*1)	Other financial services	4.5	4.5	Korea	September 30, 2024 (*4)
NH Woori Newdeal Growth Alpha Private Equity Fund 1	Other financial services	22.4	22.7	Korea	December 31, 2024
SF CREDIT PARTNERS, LLC (*2)	Other financial services	10.0	10.0	U.S.A.	December 31, 2024
Rea Company Ltd. (*3)	Manufacturing	24.5	24.5	Korea	—
Aram CMC Co., Ltd. (*3)	Manufacturing	20.0	20.0	Korea	—
Woori Financial Dino Lab Investment Association No. 1 (*6)	Other financial services	70.0	—	Korea	December 31, 2024
Woori Corporate Turnaround No.1 Private Equity Fund (*6)	Other financial services	27.3	—	Korea	December 31, 2024
Market & Farm Co., Ltd. (*6) (*7)	Wholesale and commodity brokerage business	23.7	—	Korea	December 31, 2024
SAMJI TEXTILE CO.,LTD. (*6) (*7)	Wholesale and commodity brokerage business	29.4	—	Korea	—

(*1)	Most of the significant business transactions of associates are with the Bank as of December 31, 2024 and 2023.
(*2)	The Bank has significant influence over the creditors’ council, which makes the financial and operating policy decisions.
(*3)	There is no investment amount as of December 31, 2024 and 2023.
(*4)

The equity method was applied using the most recent financial statements available because financial statement at the end of the reporting period cannot be obtained, and any significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the Bank were appropriately reflected.

(*5)	It was classified as an associate through the Bank holding voting rights based on the initial investment commitment ratio.
(*6)	It was added to associates through acquisition for the year ended December 31, 2024.
(*7)	There is no investment amount as of Decembe4 31, 2024.
(*8)	It was excluded from associates due to the sale liquidation and others for the year ended December 31, 2024

(4)	The entities excluded from associates, although the Bank’s shareholding ratio of common stock is higher than 20% as of December 31, 2024 and 2023 are as follows:

	December 31, 2024
Associate (*)	Number of shares owned (shares)	Percentage of ownership(%)
CL Tech Co., Ltd.	10,191	28.6
TH International Co.,Ltd.	6,737	21.3
WORK-LIFE BALANCE CO.,LTD	209	21.3

(*)

Although the Bank’s ownership interest in the entity is more than 20%, it is determined that the Bank does not have significant influence over the entity since it is going through workout process under receivership; accordingly, it is excluded from the investment in associates.

	December 31, 2023
Associate (*)	Number of shares owned (shares)	Percentage of ownership(%)
CL Tech Co., Ltd.	10,191	28.6

(*)

Although the Bank’s common stock ownership in the entity is more than 20%, it is determined that the Bank does not have significant influence over the entity since it is going through workout process under receivership; accordingly, it is excluded from the investment in associates.

(5)

Changes in carrying value of investments in subsidiaries and associates for the years ended December 31, 2024 and 2023 are as follows (Korean Won in millions). As the investments associated with structured entities were classified as financial assets at FVTPL for the years ended December 31, 2024 and 2023, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the year ended December 31, 2024
Investees	January 1, 2024	Acquisition	Disposal and others	Impairment	December 31, 2024
Woori America Bank	399,831	—	—	—	399,831
PT Bank Woori Saudara Indonesia 1906 Tbk	444,813	259,431	—	—	704,244
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brasil S.A.	22,322	—	—	(1,279)	21,043
Korea BTL Infrastructure Fund	736,911	—	—	—	736,911
Woori Finance Myanmar Co., Ltd.	13,649	—	—	—	13,649
Wealth Development Bank	24,355	—	—	—	24,355
Woori Bank Vietnam Limited	384,430	260,160	—	—	644,590
Woori Bank (Cambodia) PLC	248,212	138,460	—	—	386,672
Woori Bank Europe	131,442	—	—	—	131,442
W Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
K BANK Co., Ltd.	236,232	—	(11,575)	—	224,657
Partner One Value Up I Private Equity Fund	3,253	—	—	(1,107)	2,146
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,356	—	(4,356)	—	—
Crevisse Lime Impact 1st Startup Venture Specialist Private Equity Fund	4,436	96	—	—	4,532
Woori-Shinyoung Growth-Cap Private Equity Fund I	8,237	—	—	—	8,237
LOTTE CARD Co., Ltd.	346,810	—	—	—	346,810
Woori-Q Corporate Restructuring Private Equity Fund	8,435	9,011	—	—	17,446
PCC-Woori LP Secondary Fund	7,000	—	—	—	7,000
Union Technology Finance Investment Association	13,449	—	—	—	13,449
Paratus Woori Material Component Equipment joint venture company	12,300	—	—	—	12,300
Dicustody Co., Ltd.	1	—	(1)	—	—
BTS 2nd Private Equity Fund	5,226	2,920	—	—	8,146
Woori Financial Digital Investment Association No. 1	33,000	11,000	—	—	44,000
STASSETS No. 3 Private Equity Investment Limited Specialized In Start-up Ventures	9,000	3,000	—	—	12,000
Win Mortgage Co., Ltd.	23	—	—	—	23
NH Woori Newdeal Growth Alpha Private Equity Fund 1	23,596	15,025	(4,620)	—	34,001
SF CREDIT PARTNERS, LLC	13,059	—	—	—	13,059
Woori Financial Dino Lab Investment Association No. 1	—	3,500	—	—	3,500
Woori Corporate Turnaround No.1 Private Equity Fund	—	8,361	—	—	8,361

Total	3,734,506	710,964	(20,552)	(2,386)	4,422,532

	For the year ended December 31, 2023
Investees	January 1, 2023	Acquisition	Disposal and others	Impairment	December 31, 2023
Woori America Bank	399,831	—	—	—	399,831
PT Bank Woori Saudara Indonesia 1906 Tbk	444,813	—	—	—	444,813
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brasil S.A.	22,322	—	—	—	22,322
Korea BTL Infrastructure Fund	736,911	—	—	—	736,911
Woori Finance Myanmar Co., Ltd.	13,649	—	—	—	13,649
Wealth Development Bank	24,355	—	—	—	24,355
Woori Bank Vietnam Limited	384,430	—	—	—	384,430
Woori Bank (Cambodia) PLC	248,212	—	—	—	248,212
Woori Bank Europe	131,442	—	—	—	131,442
W Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Woori Growth Partnerships New Technology Private Equity Fund	12,942	—	(12,942)	—	—
2016 KIF-IMM Woori Bank Technology Venture Fund	7,595	—	(7,595)	—	—
K BANK Co., Ltd.	236,232	—	—	—	236,232
Partner One Value Up I Private Equity Fund	5,039	—	—	(1,786)	3,253
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	7,556	—	(3,200)	—	4,356
Crevisse Lime Impact 1st Startup Venture Specialist Private Equity Fund	4,354	82	—	—	4,436
Woori-Shinyoung Growth-Cap Private Equity Fund I	8,237	—	—	—	8,237
LOTTE CARD Co., Ltd.	346,810	—	—	—	346,810
Woori-Q Corporate Restructuring Private Equity Fund	17,043	273	(8,881)	—	8,435
PCC-Woori LP Secondary Fund	7,000	—	—	—	7,000
Union Technology Finance Investment Association	14,637	—	(1,188)	—	13,449
Paratus Woori Material Component Equipment joint venture company	12,300	—	—	—	12,300
Dicustody Co., Ltd.	1	—	—	—	1
BTS 2nd Private Equity Fund	3,026	2,200	—	—	5,226
Woori Financial Digital Investment Association No.1	11,000	22,000	—	—	33,000
STASSETS No. 3 Private Equity Investment Limited Specialized In Start-up Ventures	1,500	7,500	—	—	9,000
Win Mortgage Co., Ltd.	—	23	—	—	23
NH Woori Newdeal Growth Alpha Private Equity Fund 1	—	23,596	—	—	23,596
SF CREDIT PARTNERS, LLC	—	13,059	—	—	13,059

Total	3,701,365	68,733	(33,806)	(1,786)	3,734,506

(6)

Changes in the book value of subsidiaries and associated investments classified as financial assets at FVTPL as income securities for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
Investees	January 1, 2024	Acquisition	Disposal and others	Valuation and others	December 31, 2024
AI Partners UK Water Supply Private Placement Investment Trust No. 2	24,585	—	—	2,672	27,257
IGIS Australia Investment Trust No. 209-1	19,391	—	—	(2,005)	17,386
Heungkuk Global Private Placement Investment Trust No. 1	8,558	—	(2,142)	251	6,667
Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2	12,904	—	—	60	12,964
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust	133,634	35,257	(9,772)	19,642	178,761
Woori Infrastructure New Deal Private Placement Investment Trust No. 1	72,898	4,053	(24,869)	2,241	54,323
Woori North America Energy Infrastructure Private Placement Investment Trust No. 1	13,060	4,449	(2,911)	4,204	18,802
Woori Global Secondary Private Placement Investment Trust No. 1	14,009	3,597	(571)	2,222	19,257
Samsung Together Korea IPPF Private Securities Investment Trust 3 [Equity-FoFs]	10,538	—	—	308	10,846
Woori ESG Infrastructure Development Private Placement Investment Trust No.1	7,134	1,171	(504)	282	8,083
Kiwoom Harmony Private Investment Trust No. 1	718,430	—	(31,979)	1,318	687,769
Kiwoom Harmony Private Investment Trust No. 2	609,680	28,000	(218,434)	439	419,685
JB Airline Private Placement Investment Trust No. 8	11,084	—	(270)	1,714	12,528
Kiwoom Harmony Private Investment Trust No. 4	58,250	354,690	(7,743)	9,755	414,952
WOORI REFS GENERAL TYPE INVESTMENT TRUST No. 1	—	37,477	(274)	985	38,188
Woori Fund Financing General Type Private Investment Trust	—	134,945	(15,281)	2,350	122,014

Total	1,714,155	603,639	(314,750)	46,438	2,049,482

	For the year ended December 31, 2023
Investees	January 1, 2023	Acquisition	Disposal and others	Valuation and others	December 31, 2023
AI Partners UK Water Supply Private Placement Investment Trust No.2	21,564	—	—	3,021	24,585
IGIS Australia Investment Trust No.209-1	20,786	—	—	(1,395)	19,391
Heungkuk Global Private Placement Investment Trust No.1	7,968	159	(133)	564	8,558
Mirae Asset Multi Overseas Real Estate General Private Investment Trust No.5-2	12,132	—	—	772	12,904
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust	89,369	47,974	(9,038)	5,329	133,634
Woori G Infrastructure New Deal Private Placement Investment Trust No. 1	140,205	21,710	(88,279)	(738)	72,898
Woori G North America Infra Private Placement Investment Trust No. 1	16,105	—	(2,704)	(341)	13,060
Woori G Global Secondary Private Placement Investment Trust No. 1	12,621	2,332	—	(944)	14,009
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,242	—	—	296	10,538
WooriG ESG Infrastructure Development Private Placement Investment Trust No.1	3,564	4,380	(308)	(502)	7,134
Kiwoom Harmony Private Investment Trust No. 1	652,249	63,500	—	2,681	718,430
Kiwoom Harmony Private Investment Trust No. 2	631,379	9,000	(33,297)	2,598	609,680
JB Airline Private Placement Investment Trust No. 8	11,136	—	(1)	(51)	11,084
Kiwoom Frontier General Private Equity Investment Trust No.23 [Bond Type]	100,538	20,000	(120,538)	—	—
Kiwoom Harmony Private Investment Trust No. 4	—	58,160	—	90	58,250

Total	1,729,858	227,215	(254,298)	11,380	1,714,155

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Acquisition cost	528,669	591,840
Accumulated depreciation	(73,048)	(63,225)

Net carrying value	455,621	528,615

(2)	Changes in investment properties for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Beginning balance	528,615	540,748
Depreciation	(7,810)	(5,682)
Transfer (*)	(65,280)	(6,463)
Foreign currencies translation adjustments	96	12

Ending balance	455,621	528,615

(*)	This is the reclassification amount between property and equipment, and investment properties for land and buildings for the years ended December 31, 2024 and 2023.

(3)

Fair value of investment properties amounted to 806,103 million Won and 800,438 million Won as of December 31, 2024 and 2023, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as Level 3 on the fair value hierarchy.

(4)

Rental fee earned from investment properties amounted to 27,707 million Won and 31,992 million Won for the years ended December 31, 2024 and 2023, respectively. The operating expenses directly related to the investment property where rental fee was earned are 7,810 million Won and 5,682 million Won for the years ended December 31, 2024 and 2023, respectively.

(5)	The minimum lease payments expected to be received in the future under non-refundable lease agreement as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Lease payments
Within a year	7,328	14,473
More than 1 year and within 2 years	2,621	4,174
More than 2 years and within 3 years	338	775
More than 3 years and within 4 years	52	204
More than 4 years and within 5 years	3	47
More than 5 years	7	3

Total	10,349	19,676

15.	PROPERTIES AND EQUIPMENT

(1)	Details of properties and equipment as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Properties and equipment (owned)	1,526,036	606,322	171,209	40,700	67,314	2,411,581
Right-of-use assets	—	380,404	20,339	—	—	400,743

Carrying value	1,526,036	986,726	191,548	40,700	67,314	2,812,324

	December 31, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Properties and equipment (owned)	1,480,693	607,765	150,824	28,378	31,560	2,299,220
Right-of-use assets	—	236,974	16,216	—	—	253,190

Carrying value	1,480,693	844,739	167,040	28,378	31,560	2,552,410

(2)	Details of properties and equipment (owned) as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,526,036	953,641	843,262	399,723	67,314	3,789,976
Accumulated depreciation	—	(347,319)	(672,053)	(359,023)	—	(1,378,395)

Net carrying value	1,526,036	606,322	171,209	40,700	67,314	2,411,581

	December 31, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,480,693	932,276	790,446	392,467	31,560	3,627,442
Accumulated depreciation	—	(324,511)	(639,622)	(364,089)	—	(1,328,222)

Net carrying value	1,480,693	607,765	150,824	28,378	31,560	2,299,220

(3)	Details of changes in properties and equipment (owned) for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Beginning balance	1,480,693	607,765	150,824	28,378	31,560	2,299,220
Acquisition	215	27,803	78,001	24,677	35,752	166,448
Disposal	—	—	(439)	(600)	—	(1,039)
Depreciation	—	(29,737)	(57,531)	(11,883)	—	(99,151)
Classification to held for sale	(16,477)	(3,215)	—	—	—	(19,692)
Transfer (*)	61,544	3,736	17	—	(17)	65,280
Foreign currencies translation adjustments	86	(18)	323	128	19	538
Business combination	—	—	2	—	—	2
Others	(25)	(12)	12	—	—	(25)

Ending balance	1,526,036	606,322	171,209	40,700	67,314	2,411,581

(*)	This is reclassification amount between property and equipment, and investment properties for land and buildings for the year ended December 31, 2024.

	For the year ended December 31, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Beginning balance	1,472,064	623,198	139,372	28,484	31,540	2,294,658
Acquisition	—	17,941	69,817	11,668	256	99,682
Disposal	(352)	(520)	(97)	(798)	(235)	(2,002)
Depreciation	—	(28,306)	(58,472)	(10,987)	—	(97,765)
Classification to held for sale	9,907	(3,444)	—	—	—	6,463
Transfer (*)	10	(26)	174	11	(1)	168
Foreign currencies translation adjustments	(936)	(1,568)	—	—	—	(2,504)
Others	—	490	30	—	—	520

Ending balance	1,480,693	607,765	150,824	28,378	31,560	2,299,220

(*)	This is the reclassification amount between property and equipment, and investment properties for land and buildings for the year ended December 31, 2023.

(4)	Details of right-of-use assets as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Building	Properties for business use	Total
Acquisition cost	661,591	33,225	694,816
Accumulated depreciation	(281,187)	(12,886)	(294,073)

Net carrying value	380,404	20,339	400,743

	December 31, 2023
	Building	Properties for business use	Total
Acquisition cost	464,366	30,009	494,375
Accumulated depreciation	(227,392)	(13,793)	(241,185)

Net carrying value	236,974	16,216	253,190

(5)	Details of changes in right-of-use assets for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Building	Properties for business use	Total
Beginning balance	236,974	16,216	253,190
New contracts	276,849	14,250	291,099
Changes in contracts	46,097	15	46,112
Termination	(9,879)	(1,001)	(10,880)
Depreciation	(169,816)	(9,910)	(179,726)
Others	179	769	948

Ending balance	380,404	20,339	400,743

	For the year ended December 31, 2023
	Building	Properties for business use	Total
Beginning balance	215,679	11,621	227,300
New contracts	153,155	14,246	167,401
Changes in contracts	25,385	138	25,523
Termination	(15,345)	(1,045)	(16,390)
Depreciation	(147,705)	(8,758)	(156,463)
Others	5,805	14	5,819

Ending balance	236,974	16,216	253,190

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Acquisition cost	2,245	635,314	1,010,992	23,948	2,751	1,675,250
Accumulated amortization	(1,810)	(432,903)	(840,888)	—	—	(1,275,601)
Accumulated impairment losses	—	—	(33,552)	(1,093)	—	(34,645)

Net carrying value	435	202,411	136,552	22,855	2,751	365,004

	December 31, 2023
	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Acquisition cost	2,118	541,977	931,801	21,164	98	1,497,158
Accumulated amortization	(1,629)	(378,299)	(776,906)	—	—	(1,156,834)
Accumulated impairment losses	—	—	(33,552)	(1,132)	—	(34,684)

Net carrying value	489	163,678	121,343	20,032	98	305,640

(2)	Details of changes in intangible assets for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Beginning balance	489	163,678	121,343	20,032	98	305,640
Acquisition	18	75,890	58,411	3,976	23,402	161,697
Disposal	—	(113)	—	(500)	—	(613)
Amortization (*1)	(183)	(50,033)	(50,827)	—	—	(101,043)
Provision for impairment loss (*2)	—	—	—	(217)	—	(217)
Transfer	110	12,989	7,650	—	(20,749)	—
Foreign currencies translation adjustment	—	—	(26)	45	—	19
Business combination	—	—	1	—	—	1
Other	1	—	—	(481)	—	(480)

Ending balance	435	202,411	136,552	22,855	2,751	365,004

(*1)	Amortization of other intangible assets amounting to 28,509 million Won is included in other operating expenses.
(*2)

Membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is lower than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

	For the year ended December 31, 2023
	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Beginning balance	621	139,519	72,885	17,982	—	231,007
Acquisition	65	78,620	95,242	2,022	33	175,982
Amortization (*1)	(197)	(54,459)	(46,786)	—	—	(101,442)
Reversal of impairment loss (*2)	—	—	—	25	—	25
Foreign currencies translation adjustment	—	(2)	2	3	—	3
Other	—	—	—	—	65	65

Ending balance	489	163,678	121,343	20,032	98	305,640

(*1)	Amortization of other intangible assets amounting to 22,349 million Won is included in other operating expenses.
(*2)

Membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is lower than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

17.	ASSETS HELD FOR SALE

Assets held for sale as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Properties and equipment (*)	31,266	11,573

(*)	The Bank classifies above assets as assets held for sale that are highly likely to be sold within one year from December 31, 2024 and 2023, based on the management’s decision.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURE

(1)	Assets subjected to lien as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		December 31, 2024
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks in local currency	Korea Exchange Co.,Ltd	3	Margin deposit for CCP
	Due from banks in foreign currencies	BNP-PARIBAS, PAR and others	647,782	CSA variable margin and others
	Mortgage-backed securities	Public offering	1,790,810	Covered Bonds
Financial assets at FVTPL	Korean financial institutions debt securities and others	DBS BANK LTD, SEL and others	698,231	CSA variable margin and others
Financial assets at FVTOCI	Korean financial institutions debt securities and others	CITIBANK, N.A. LONDON and others	74,143	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions debt securities and others	The BOK and others	8,863,286	Settlement risk and others
	Foreign financial institutions debt securities	SOCIETE GENERALE, PAR	358,781	CSA variable margin
		CCIL Exchange	13,504	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds and others	The BOK and others	11,526,197	Settlement risk and others

		Total	23,972,737

(*)

The financial assets are not derecognized and provided as collaterals because the Bank entered into an agreement to buy the transferred assets back at a predetermined price or the sale price plus a certain return rate. The Bank continuously recognizes the transferred assets as liabilities (bond sold under repurchase agreements) after the repurchase.

		December 31, 2023
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks in local currency	MORGAN STANLEY BANK INTL, SEL and others	26,854	CSA variable margin and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	765,330	Overseas Futures Option Deposit and others
	Mortgage-backed securities	Public offering	1,242,963	Covered Bonds
Financial assets at FVTPL	Korean financial institutions debt securities and others	Korea Exchange and others	385,394	CSA variable margin and others
Financial assets at FVTOCI	Korean treasury and government bonds and others	Korea Securities Depository	73,846	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions debt securities and others	The BOK and others	8,182,907	Settlement risk and others
	Foreign financial institutions debt securities	Korea Investment & Securities Co., Ltd. and others	845,140	Substitute securities and others
		CCIL Exchange	116,404	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds and others	The BOK and others	10,380,306	Settlement risk and others

		Total	22,019,144

(*)

The financial assets are not derecognized and provided as collaterals because the Bank entered into an agreement to buy the transferred assets back at a predetermined price or the sale price plus a certain return rate. The Bank continuously recognize the transferred assets as liabilities (bond sold under repurchase agreements) after the repurchase.

(2)	As of December 31, 2024 and 2023, there is no asset acquired through foreclosures.

(3)	Securities loaned as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		December 31, 2024	Loaned to
Financial assets at FVTPL	Korean treasury and government bonds and others	12,361	Korea Securities Finance Corporation

		December 31, 2023	Loaned to
Financial assets at FVTPL	Korean treasury and government bonds and others	625,398	Korea Securities Finance Corporation and others
Financial assets at FVTOCI	Korean treasury and government bonds and others	592,218	Korea Securities Depository and others

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	10,101,204	—

	December 31, 2023
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	2,760,680	—

19.	OTHER ASSETS

Details of other assets as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Prepaid expenses	264,882	200,606
Advance payments	—	43,375
Others	7,244	7,690

Total	272,126	251,671

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Financial liabilities at FVTPL	9,198,831	6,015,790
Financial liabilities designated to be measured at FVTPL	547,816	—

Total	9,746,647	6,015,790

(2)	Details of Financial liabilities at FVTPL as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Deposits due to customers:
Gold banking liabilities	74,205	39,524
Derivative liabilities	9,124,626	5,976,266

Total	9,198,831	6,015,790

(3)	Details of financial liabilities designated to be measured at FVTPL as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Deposits due to customers:
Time deposits	547,816	—

These contracts are designated as financial liabilities at fair value through profit or loss in accordance with K- IFRS No.1109 ‘Financial Instruments’ because the group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, in cases where designating financial liabilities as items measured at fair value through profit or loss makes the information more relevant.

(4)

Changes in fair value due to fluctuation in credit risk reflected in financial liabilities designated to be measured at FVTPL for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024	For the year ended December 31, 2023
Financial liabilities designated to be measured at FVTPL	547,816	—
Changes in fair value due to fluctuation in credit risk (*)	(1,831)	—
Accumulated changes in fair value due to fluctuation in credit risk (*)	(1,831)	—

(*)

The profit recognized in other comprehensive income for the year ended December 31, 2024 with respect to financial liabilities designated to be measured at FVTPL is 1,831 million Won, and the cumulative profit is 1,831 million Won.

When deposits due to customers are measured at fair value, adjustments are made to reflect the credit risk of the Bank. This is a method determined by adjusting the Bank’s credit spread observed in the credit evaluation.

(5)

The difference between financial liabilities designated to be measured at FVTPL’s carrying amount and nominal amount at maturity as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Carrying amount	547,816	—
Nominal amount at maturity	530,000	—

Difference	17,816	—

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Deposits in local currency:
Demand deposits	8,875,919	8,815,364
Time deposits	291,521,628	283,128,245
Mutual installment	19,901	21,602
Certificate of deposits	11,742,425	14,767,307

Sub-total	312,159,873	306,732,518

Deposits in foreign currencies
Deposits in foreign currencies	35,149,577	32,193,981
Present value discount	(144,313)	(184,796)

Total	347,165,137	338,741,703

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	1.5	1,981,928
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,165,257
Others	The Korea Development Bank and others	0.0 ~ 3.6	3,454,951

Sub-total			7,602,136

Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.5 ~ 5.8	13,876,403
Bills sold	Others	0.0 ~ 2.7	3,690
Call money	Banks and others	1.7 ~ 4.9	319,499
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 6.7	86,733
Present value discount			(593)

Total			21,887,868

	December 31, 2023
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	2.0	1,565,444
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.4	1,996,579
Others	The Korea Development Bank and others	0.0 ~ 4.5	3,742,496

Sub-total			7,304,519

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.2 ~ 6.3	13,082,055
Bills sold	Others	0.0 ~ 2.7	6,326
Call money	Banks and others	3.9 ~ 6.0	911,753
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 6.8	157,761
Present value discount			(547)

Total			21,461,867

(2)	Details of debentures as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024		December 31, 2023
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 6.3	22,170,995	0.8 ~ 7.1	17,029,358
Subordinated bonds	1.9 ~ 5.1	3,471,380	1.9 ~ 5.1	4,291,848

Sub-total		25,642,375		21,321,206

Discounts on bonds		(112,057)		(48,179)

Total		25,530,318		21,273,027

(*)	Includes debentures under fair value hedge amounting to 3,952,047 million Won and 3,943,224 million Won as of December 31, 2024 and 2023, respectively.

23.	PROVISIONS

(1)	Details of provisions as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Provisions for guarantees (*1)	76,323	86,511
Provisions for unused commitments	73,303	80,426
Asset retirement obligation	87,599	86,290
Other provisions (*2)	293,906	452,280

Total	531,131	705,507

(*1)	Provisions for guarantees include provisions for financial guarantees of 55,136 million Won and 56,954 million Won as of December 31, 2024 and 2023, respectively.
(*2)	Other provisions consist of provisions for litigation, compensation for loss and others.

(2)	Changes in provisions for guarantees and unused loan commitments for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

i)	Provisions for guarantees

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	76,507	2,779	7,225	86,511
Transfer to 12-month expected credit loss	317	(317)	—	—
Transfer to expected credit loss for the entire period	(228)	228	—	—
Transfer to credit-impaired financial assets	(100)	(90)	190	—
Net provision for (reversal of) unused amount	(10,894)	(336)	4,210	(7,020)
Other increase (decrease) (*)	(3,169)	—	1	(3,168)

Ending balance	62,433	2,264	11,626	76,323

(*)	Includes the impact from change of financial guarantee liabilities, etc.

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	40,907	24,327	7,685	72,919
Transfer to 12-month expected credit loss	20,505	(20,505)	—	—
Transfer to expected credit loss for the entire period	(453)	453	—	—
Transfer to credit-impaired financial assets	(4)	(3)	7	—
Net provision for (reversal of) unused amount	13,588	(1,492)	(467)	11,629
Other increase (decrease) (*)	1,964	(1)	—	1,963

Ending balance	76,507	2,779	7,225	86,511

(*)	Includes the impact from change of financial guarantee liabilities, etc.

ii)	Provisions for unused loan commitments

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	72,043	8,383	—	80,426
Transfer to 12-month expected credit loss	2,385	(2,385)	—	—
Transfer to expected credit loss for the entire period	(1,602)	1,602	—	—
Transfer to credit-impaired financial assets	(57)	(53)	110	—
Net provision for (reversal of) unused amount	(9,241)	1,815	(110)	(7,536)
Other increase (decrease)	415	(2)	—	413

Ending balance	63,943	9,360	—	73,303

	For the year ended December 31, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	33,375	20,503	—	53,878
Transfer to 12-month expected credit loss	12,268	(12,268)	—	—
Transfer to expected credit loss for the entire period	(803)	803	—	—
Transfer to credit-impaired financial assets	(19)	(18)	37	—
Net provision for (reversal of) unused amount	27,235	(637)	(37)	26,561
Other decrease	(13)	—	—	(13)

Ending balance	72,043	8,383	—	80,426

(3)	Changes in asset retirement obligation for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Beginning balance	86,290	75,202
Provisions provided	3,553	4,312
Provisions used	(4,468)	(1,162)
Reversal	(223)	—
Amortization	1,243	1,328
Increase in restoration costs and others	1,204	6,610

Ending balance	87,599	86,290

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased properties as of December 31, 2024, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Bank has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Bank used average amount of actual recovery cost for the past 3 years and the inflation rate for the preceding year in order to estimate future recovery cost.

(4)	Changes in other provisions for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Beginning balance	452,280	254,398
Provisions provided	29,716	239,099
Provisions used and others	(185,562)	(27,125)
Reversal of unused amount	(2,528)	(14,092)

Ending balance	293,906	452,280

(5)	Others

①

The Bank recognized the estimated amount of compensation related to incomplete sales of Derivative Linked Fund (DLF) in 2019 and provisions for fines expected to be imposed by the Financial Services Commission as the best estimate of expenditure required to fulfill its current obligations at the end of the period.

②

The Bank recognized a provision for the estimated amount of contract refunds and loss compensation that may be payable in relation to customer losses expected due to fund redemption delays prior to the previous period, with an ending balance of 246,422 million won as of December 31, 2024. Additionally, the Bank recognized a provision of 781 million won for the estimated compensation amount for expected losses of customers who invested in equity-linked securities for the year ended December 31, 2024.

24.	NET DEFINED BENEFIT LIABILITY(ASSET)

The retirement benefit of the Bank is based on the defined retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using actuarial assumptions that are considered to be the most reasonable estimate of future cash flows (the projected unit method, which takes account of projected earnings increases).

The Bank is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with a discount rate calculated based on return on high-quality corporate bonds. A deficit may occur if the rate of return of plan assets falls short of the discount rate.

Decrease in return on high quality corporate bonds

A decrease in return on high-quality corporate bonds will be partially offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation

Most defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Present value of defined benefit obligations	1,588,316	1,356,260
Fair value of plan assets	(1,726,232)	(1,577,806)

Net defined benefit liability(asset)	(137,916)	(221,546)

(2)	Changes in the carrying value of defined benefit obligation for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the years ended December 31
		2024	2023
	Beginning balance	1,356,260	1,186,636
	Current service cost	121,766	106,810
	Interest cost	64,530	62,917
Remeasurements	Financial assumptions	79,376	62,267
	Demographic assumptions	(533)	—
	Experience adjustments	(14,545)	7,204
	Foreign currencies translation adjustments	9	(2)
	Retirement benefit paid	(87,193)	(76,465)
	Effect of moving in and out of associates	409	6,895
	Liability acquired through business combination	68,237	—
	Other	—	(2)

	Ending balance	1,588,316	1,356,260

(3)	Changes in the plan assets for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Beginning balance	1,577,806	1,474,309
Employer’s contribution	100,000	120,000
Interest income	77,208	81,090
Remeasurements	(13,670)	(20,534)
Retirement benefit paid	(83,331)	(80,887)
Effect of moving in and out of associates	2,514	5,950
Asset acquired through business combination	68,237	—
Other	(2,532)	(2,122)

Ending balance	1,726,232	1,577,806

(4)	The details of plan assets as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Time deposits and others	1,726,232	1,577,806

(5)

Realized returns on plan assets amount to 63,538 million Won and 60,556 million Won for the years ended December 31, 2024 and 2023, respectively, and the contribution expected to be paid in the current accounting year amounts to 127,532 million Won.

(6)	The amounts recognized in net income and total comprehensive income in relation to defined benefit plans for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024	For the year ended December 31, 2023
Current service cost	121,766	106,810
Net interest income	(12,678)	(18,173)

Cost recognized in net income	109,088	88,637

Remeasurements	77,968	90,005

Cost recognized in total comprehensive income	187,056	178,642

Meanwhile, retirement benefits related to defined contribution plans recognized as expenses are 2,030 million Won and 2,151 million Won for the years ended December 31, 2024 and 2023, respectively.

(7)	Key actuarial assumptions used in defined benefit liability measurement as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Discount rate	4.03%	4.57%
Future wage growth rate	5.19%	5.18%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is 9.75 years.

(8)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation as of December 31, 2024 and 2023 is as follows (Unit: Korean Won in millions):

		December 31, 2024 (*)	December 31, 2023(*)
Discount rate	Increase by 1% point	(137,958)	(121,166)
	Decrease by 1% point	159,621	140,124
Future wage growth rate	Increase by 1% point	160,833	141,933
	Decrease by 1% point	(141,388)	(124,745)

(*)

Although the above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant; in practice, more than one assumption are correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized in the statement of financial position.

(9)	The details of the maturity of the defined benefit obligation as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Within 1 year	60,056	29,180
After 1 year but less than 2 years	83,523	34,093
After 2 years but less than 5 years	409,094	344,670
After 5 years but less than 10 years	457,362	474,739
After 10 years	1,390,927	1,335,246

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Other financial liabilities:
Accounts payable	6,119,411	8,803,689
Accrued expenses	4,124,197	3,848,785
Borrowings from trust accounts	6,874,714	5,389,764
Agency business revenue	733,988	271,944
Foreign exchange payables	882,269	867,132
Domestic exchanges payables	7,590,328	1,367,709
Lease liabilities	349,797	205,854
Other miscellaneous financial liabilities	1,775,865	1,882,907
Present value discount	(1,118)	(2,631)

Sub-total	28,449,451	22,635,153

Other liabilities:
Unearned income	66,853	67,686
Other miscellaneous liabilities	164,041	159,810

Sub-total	230,894	227,496

Total	28,680,345	22,862,649

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
		Assets		Liabilities
	Nominal amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	101,831	—	—	—	—
Forwards	3,530,000	—	52,855	—	274,980
Swaps	139,967,836	10,102	322,586	102,634	204,743
Purchase options	50,000	—	81	—	—
Written options	360,000	—	—	—	10,595
Currency:
Forwards	111,318,517	—	5,630,127	—	1,799,433
Swaps	83,261,241	—	4,055,766	—	6,829,871
Purchase options	175,224	—	4,779	—	—
Written options	265,186	—	—	—	3,603
Equity:
Forwards	1,520	—	182	—	—
Swaps	7,698	—	—	—	1,401
Purchase options	1,767	—	1,005	—	—

Total	339,040,820	10,102	10,067,381	102,634	9,124,626

	December 31, 2023
		Assets		Liabilities
	Nominal amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	118,455	—	—	—	—
Forwards	3,960,000	—	83,199	—	169,527
Swaps	140,183,500	698	378,307	135,263	227,166
Purchase options	150,000	—	6,556	—	—
Written options	400,000	—	—	—	15,359
Currency:
Forwards	97,073,935	—	1,931,493	—	884,397
Swaps	77,644,494	—	2,656,035	—	3,664,897
Purchase options	139,311	—	1,500	—	—
Written options	122,698	—	—	—	585
Equity:
Forwards	137	—	36	—	—
Futures	480,311	—	—	—	—
Swaps	461,112	—	126,028	—	1,994
Purchase options	16,444,709	—	608,295	—	—
Written options	16,887,247	—	—	—	1,012,341

Total	354,065,909	698	5,791,449	135,263	5,976,266

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives held for hedging are presented as derivative assets and derivative liabilities in the statements of financial position.

(2)	Overview of the Bank’s hedge accounting

1)	Fair value hedge

As of December 31, 2024, the Bank has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,792,388 million Won, and Korean Won denominated debentures amounting to 159,659 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency and Korean Won denominated debentures derived from fluctuations of market interest rate, and as such the Bank entered into interest rate swap agreements designated as hedging instruments.

According to the interest rate swap contract, an amount computed by multiplying the difference between the fixed and variable interest rate to the predetermined nominal amount will be exchanged. As a result, the fixed interest rate condition in the foreign currency and Korean Won denominated debentures will practically be converted into variable interest rate, thereby eliminating the risk of fair value fluctuation. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Bank expects the value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is Compounding SOFR or CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Bank receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Hedges of net investment in foreign operations

Foreign currency exposure arises from the Bank’s net investments in New York branch, LA branch, Singapore branch and etc., which use USD as a functional currency. The risk arises from fluctuation in the spot exchange rate between USD and KRW. This may change the net investment amount.

The risk hedged from net investment hedging is the risk of fluctuations in KRW against USD, which could reduce the net investment carrying amount of the Bank in New York branch, LA branch, Singapore branch and etc.

Some of the Bank’s net investments in New York branch, LA branch, Singapore branch are hedged in USD-denominated foreign currency bonds (Carrying amount as of December 31, 2024: USD 92,000,000) and mitigated the exchange risk arising from the net assets of branch. The bond was designated as a hedging instrument for changes in the value of net investment resulting from fluctuations in the spot exchange rate of USD and KRW.

To assess the effectiveness of the hedge, the Bank determines the economic relationship between the hedging instrument and the hedged item by comparing (offsetting) changes in the amount of foreign investments due to spot exchange rate fluctuation and in the carrying amount of liabilities due to spot exchange rate fluctuation. The Bank’s policy is to hedge its net investment only within the principal range of its liabilities.

(3)	The nominal amounts of the hedging instrument as of December 31, 2024 and 2023 are as follows (Unit: USD, and Korean Won in millions):

	December 31, 2024
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	25,000,000	2,650,000,000	—	2,675,000,000
Interest rate swaps (KRW)	—	—	155,000	155,000
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD)	92,000,000	—	—	92,000,000

	December 31, 2023
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	1,000,000,000	1,975,000,000	—	2,975,000,000
Interest rate swaps (KRW)	240,000	—	20,000	260,000
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD)	—	92,000,000	—	92,000,000

(4)	The average interest rate and average exchange rate of the hedging instrument as of December 31, 2024 and 2023 are as follows:

December 31, 2024
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.47% receipt and C.SOFR+1.06% floating paid
Interest rate swaps (KRW)	Fixed 4.52% receipt and CD 3M+0.02% floating paid
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD/KRW)	1,363.09

December 31, 2023
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.60% receipt and C.SOFR+1.47% floating paid
Interest rate swaps (KRW)	Fixed 4.13% receipt and CD 3M floating paid
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD/KRW)	1,306.12

(5)	Fair value hedge

1)	The amounts related to items designated as fair value hedging instruments as of December 31, 2024 and 2023 are as follows (Unit: USD and Korean Won in millions):

December 31, 2024
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Derivative assets
Interest rate swaps	USD 2,675,000,000			(designated for hedging)
		10,102	102,634	Derivative liabilities	5,265
	155,000			(designated for hedging)

December 31, 2023
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Derivative assets
Interest rate swaps	USD 2,975,000,000			(designated for hedging)
		698	135,263	Derivative liabilities	55,651
	260,000			(designated for hedging)

2)	Details of carrying amount to fair value hedged and amount adjusted due to hedge accounting as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item (*)		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Foreign currency denominated debentures	—	3,792,388	—	124,647	Debentures	(12,758)
Korean Won denominated debentures	—	159,659	—	4,659	Debentures	(4,659)

(*)	The accumulated profit on foreign currency denominated debentures was 124,647 million Won, and the accumulated loss on Korean Won denominated debentures was 4,659 million Won as of December 31, 2024.

	December 31, 2023
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item (*)		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Foreign currency denominated debentures	—	3,682,140	—	141,818	Debentures	(57,222)
Korean Won denominated debentures	—	261,084	—	1,084	Debentures	(1,084)

(*)	The accumulated profit on foreign currency denominated debentures was 141,818 million Won, and the accumulated loss on Korean Won denominated debentures was 1,084 million Won as of December 31, 2023.

3)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2024
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss
Fair value hedge	Interest rate risk	(12,152)	Other net operating income (expense)

		For the year ended December 31, 2023
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss
Fair value hedge	Interest rate risk	(2,655)	Other net operating income (expense)

(6)	Hedges of net investment in foreign operations

1)	The amounts related to items designated as hedging instruments of net investments in foreign operations as of December 31, 2024 and 2023 are as follows (Unit: USD and Korean Won in millions):

	December 31, 2024
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency debentures	USD 92,000,000	—	135,240	Foreign currency debentures	(16,600)

	December 31, 2023
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency debentures	USD 92,000,000	—	118,625	Foreign currency debentures	(2,028)

2)	The amounts related to items designated as hedged items of net investments in foreign operations as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		December 31, 2024
		Changing in fair value used for calculating hedge ineffectiveness	Balance of foreign currency translation reserve in hedge accounting
Hedges of net investment in foreign operations	Foreign exchange risk
	Foreign operations net assets	16,600	(8,536)

		December 31, 2023
		Changing in fair value used for calculating hedge ineffectiveness	Balance of foreign currency translation reserve in hedge accounting
Hedges of net investment in foreign operations	Foreign exchange risk
	Foreign operations net assets	2,028	3,681

3)

The amounts recognized in other comprehensive income and profit or loss related to net investment hedges in foreign operations for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Other comprehensive income			Profit or loss
	Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations
Foreign exchange risk	(16,600)	4,383	(12,217)	—	—

	For the year ended December 31, 2023
	Other comprehensive income			Profit or loss
	Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations
Foreign exchange risk	(2,028)	535	(1,493)	—	—

No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss for the years ended December 31, 2024 and 2023.

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Beginning balance	7,848	17,964
Amounts recognized in profits or losses	(7,820)	(10,116)

Ending balance	28	7,848

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded at the transaction price, even though there are differences noted between the transaction price and the fair value price produced by the valuation techniques at the time of acquisition. In addition, the difference between fair value and transaction price is deferred and amortized to maturity and reflected in profit or loss. The table above presents the difference yet to be realized as profit or losses for the years ended December 31, 2024 and 2023.

28.	SHARE CAPITAL AND CAPITAL SURPLUS

(1)	The number of authorized shares and others as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Shares of common stock authorized	5,000,000,000 Shares	5,000,000,000 Shares
Par value per share	5,000 Won	5,000 Won
Shares of common stock issued	716,000,000 Shares	716,000,000 Shares
Share capital	3,581,392 million Won	3,581,392 million Won

(2)	Details of capital surplus as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Capital in excess of par value	1,068,420	1,068,420

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	Issue date	Maturity date	Interest rate (%)	December 31, 2024	December 31, 2023
Hybrid securities in local currency	June 3, 2015	June 3, 2045	4.4	240,000	240,000
	September 21, 2022	—	5.2	320,000	320,000
	September 21, 2022	—	5.5	30,000	30,000
	October 16, 2023	—	5.4	300,000	300,000
	October 4, 2019	—	4.3	—	662,035
Hybrid securities in foreign currency	July 24, 2024	—	6.4	761,805	—
	Issuance cost			(5,858)	(5,588)

	Total			1,645,947	1,546,447

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without changing terms, and early redemption may be made after 5, 7 or 10 years from the issue date (Issuer Call). In addition, interest payments can be suspended or canceled at the Bank’s discretion.

30.	OTHER EQUITY

(1)	Details of other equity as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Accumulated other comprehensive income:
Net gain on valuation of financial assets at FVTOCI	50,263	73,985
Net gain on changes in credit risk of financial liabilities designated to be measured at FVTPL	1,348	—
Gain (loss) on foreign currency translation of foreign operations	24,470	(9,050)
Gain (loss) on evaluation of hedges of net investment in foreign operations	(8,536)	3,681
Remeasurement loss related to defined benefit plan	(72,427)	(15,042)

Sub-total	(4,882)	53,574

Other capital adjustments	(50,333)	(1,694)

Total	(55,215)	51,880

(2)	Changes in the accumulated other comprehensive income for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain on valuation of financial assets at FVTOCI	73,985	(19,001)	(13,230)	8,509	50,263
Net gain on changes in credit risk of financial liabilities designated to be measured at FVTPL	—	1,831	—	(483)	1,348
Gain (loss) on foreign currency translation of foreign operations	(9,050)	45,544	—	(12,024)	24,470
Gain (loss) on evaluation of hedge of net investment in foreign operations	3,681	(16,600)	—	4,383	(8,536)
Remeasurement loss related to defined benefit plan	(15,042)	(77,968)	—	20,583	(72,427)

Total	53,574	(66,194)	(13,230)	20,968	(4,882)

(*)	Net gain on valuation of financial assets at FVTOCI includes 53,539 million Won which was transferred to retained earnings due to disposal of equity securities.

	For the year ended December 31, 2023
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(645,259)	776,847	201,580	(259,183)	73,985
Loss on foreign currency translation of foreign operations	(11,414)	3,233	—	(869)	(9,050)
Gain on evaluation of hedge of net investment in foreign operations	5,174	(2,028)	—	535	3,681
Remeasurement gain (loss) related to defined benefit plan	51,132	(90,005)	—	23,831	(15,042)

Total	(600,367)	688,047	201,580	(235,686)	53,574

(*)	Net gain on valuation of financial assets at FVTOCI includes 87 million Won which was transferred to retained earnings due to disposal of equity securities.

31.	RETAINED EARNINGS

(1)	Details of retained earnings as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		December 31, 2024	December 31, 2023
Legal reserve	Legal reserves in Korea	3,049,754	2,821,754
	Other legal reserve	33,239	33,239

	Sub-total	3,082,993	2,854,993

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	8,576,104	8,576,104
	Regulatory reserve for credit loss	1,767,408	2,164,140
	Revaluation reserve	701,685	700,915

	Sub-total	11,288,597	11,684,559

Retained earnings before appropriation		6,115,176	4,309,062

Total		20,486,766	18,848,614

1)	Legal Reserve

In accordance with the Article 40, Banking Act of Korea, earned surplus reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

2)	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, India and Bangladesh according to the banking laws of Japan, India and Bangladesh, and may be used to offset any deficit incurred in those branches.

3)	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

4)	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation are an autonomous judgment matter of the Bank since 2015.

5)	Additional reserve

Additional reserve is a voluntary reserve to retain earnings for capital adequacy and soundness of the Bank’s operation.

6)	Regulatory reserve for credit loss

In accordance with paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions for credit loss under RSBB, the Bank is prohibited to provide dividends with the regulatory reserve.

7)	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the Board of Directors to be recognized as complementary capital when the gains or losses occurred in the property revaluation by adopting K-IFRS.

(2)	Statements of appropriations of retained earnings (plan) for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean won in millions):

	For the years ended December 31
	2024	2023
Unappropriated retained earnings:
Unappropriated retained earnings carried over from prior years	3,343,333	2,127,472
Disposal gain or loss in FVTOCI financial assets	53,540	87
Net income	2,794,552	2,277,140
Dividend on hybrid equity securities	(76,249)	(95,637)

	6,115,176	4,309,062

Transfer from retained earnings:
Regulatory reserve for credit loss	—	396,732

	—	396,732

Appropriation of retained earnings:
Legal reserve	280,000	228,000
Revaluation reserve	—	770
Regulatory reserve for credit loss	185,534	—
Amortization of loss of repayment of hybrid equity securities	49,743	1,695
Business combination loss	590	—
Cash dividend (dividend per share (%))	1,352,524	1,131,996
(2024: Common shares of 1,889 Won (38%)

2023: Common shares of 1,581 Won (32%))	1,868,391	1,362,461

Unappropriated retained earnings to be carried forward to next year	4,246,785	3,343,333

The appropriation of retained earnings for the year ended December 31, 2024, is expected to be appropriated at the shareholders’ meeting on March 25, 2025. The appropriation date for the year ended December 31, 2023, was March 21, 2024.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business, the Bank calculates and discloses the regulatory reserve for credit loss.

(1)	Balances of the regulatory reserve for credit loss as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Regulatory reserve for credit loss	1,767,408	2,164,140
Planned provision for (reversal of) regulatory reserve for credit loss	185,534	(396,732)

Ending balance	1,952,942	1,767,408

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the years ended December 31
	2024	2023
Net income	2,794,552	2,277,140
Required provision for (reversal of) regulatory reserve for credit loss	185,534	(396,732)
Adjusted net income after the provision for (reversal of) regulatory reserve	2,609,018	2,673,872
Adjusted EPS after the provision for (reversal of) regulatory reserve (Unit: Korean Won) (*)	3,537	3,601

(*)

For the years ended December 31, 2024 and 2023, it was calculated by deducting 76,249 million Won and 95,637 million Won, respectively, of dividends on hybrid securities from adjusted net income after the provision for (reversal of) regulatory reserve.

33.	DIVIDENDS

Dividends for the years ended December 31, 2024 and 2023 are 1,889 Won and 1,581 Won per share, respectively, and the total amount of dividends approved are 1,352,524 million Won and 1,131,996 million Won, respectively. Dividends as of December 31, 2024 will be proposed at the regular shareholders’ meeting scheduled on March 25, 2025.

34.	NET INTEREST INCOME

(1)	Interest income recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Financial assets at FVTPL	120,688	92,854
Financial assets at FVTOCI	1,227,748	945,536
Securities at amortized cost	628,637	765,390
Loans and other financial assets at amortized cost:
Interest on due from banks	453,365	402,385
Interest on loans	15,516,770	14,742,809
Interest on other receivables	35,170	32,828

Sub-total	16,005,305	15,178,022

Total	17,982,378	16,981,802

(2)	Interest expense recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Interest on deposits due to customers	8,904,688	8,164,274
Interest on borrowings	975,397	882,974
Interest on debentures	977,084	907,765
Interest on lease liability	12,892	6,589
Other interest expense	370,534	331,709

Total	11,240,595	10,293,311

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Fees and commission received for brokerage	241,762	239,254
Fees and commission received related to credit	151,860	155,159
Fees and commission received for electronic finance	130,172	127,153
Fees and commission received on foreign exchange handling	44,237	43,230
Fees and commission received on foreign exchange	47,311	34,943
Fees and commission received for guarantee	123,333	105,657
Fees and commission received on securities business	48,230	37,762
Fees and commission from trust management	178,352	161,692
Other fees	188,109	141,207

Total	1,153,366	1,046,057

(2)	Details of fees and commissions expense incurred for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Fees and commissions paid	179,992	196,430
Others	211	190

Total	180,203	196,620

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Dividend income related to financial assets at FVTPL
Dividends on equity securities	9,947	9,216
Dividends on capital contribution	96,918	67,082
Dividends on beneficiary certificates	332,818	214,499

Sub-total	439,683	290,797

Dividend income related to financial assets at FVTOCI
Dividends on equity securities	17,566	15,563
Dividends on capital contributions	160	134

Sub-total	17,726	15,697

Total	457,409	306,494

(2)	Details of dividends related to financial assets at FVTOCI for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Dividend income recognized from assets held Equity securities
Equity securities	17,726	15,697

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of net gain or loss on financial instruments at FVTPL for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Net gain on financial instruments at FVTPL	1,528,808	514,706
Net loss on financial instruments designated to be measured at FVTPL	(19,647)	—

Total	1,509,161	514,706

(2)	Details of net gain or loss on financial instruments at FVTPL for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2024	2023
Financial assets at FVTPL	Securities	Gain on transactions and valuation	604,282	788,029
		Loss on transactions and valuation	(215,363)	(106,389)

		Sub-total	388,919	681,640

	Loans	Gain on transactions and valuation	11,672	1,282

		Sub-total	11,672	1,282

	Other financial instruments	Gain on transactions and valuation	6,083	3,511
		Loss on transactions and valuation	(5,456)	(3,240)

		Sub-total	627	271

	Sub-total		401,218	683,193

Derivatives (for trading)	Interest rate derivatives	Gain on transactions and valuation	2,971,144	4,746,388
		Loss on transactions and valuation	(2,925,577)	(4,961,484)

		Sub-total	45,567	(215,096)

	Currency derivatives	Gain on transactions and valuation	14,757,417	7,611,512
		Loss on transactions and valuation	(13,664,289)	(7,460,747)

		Sub-total	1,093,128	150,765

	Equity derivatives	Gain on transactions and valuation	1,182,989	3,169,071
		Loss on transactions and valuation	(1,194,094)	(3,273,202)

		Sub-total	(11,105)	(104,131)

	Other derivatives	Gain on transactions and valuation	—	14
		Loss on transactions and valuation	—	(39)

		Sub-total	—	(25)

	Sub-total		1,127,590	(168,487)

	Total		1,528,808	514,706

(3)	Details of net gain or loss on financial instruments designated to be measured at FVTPL for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Net gain (loss) on deposits due to customers:
Net loss on valuation of time deposit	(19,647)	—

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Gain (loss) on disposal of securities	92,107	(38,399)

Total	92,107	(38,399)

39.	REVERSAL OF (PROVISION FOR) EXPECTED CREDIT LOSS ALLOWANCE

Reversal of (provision for) expected credit loss allowance for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Provision for expected credit loss allowance on financial assets measured at FVTOCI	(8,865)	(16,388)
Reversal of (provision for) expected credit loss allowance on securities at amortized cost	3,233	(5,472)
Provision for expected credit loss allowance on loans and other financial assets at amortized cost	(707,189)	(870,945)
Reversal of (provision for) provision on guarantee	7,020	(11,629)
Reversal of (provision for) unused loan commitments	7,536	(26,561)

Total	(698,265)	(930,995)

40.	GENERAL ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2024	2023
Employee benefits	Short-term employee benefits	Salaries	1,396,958	1,281,891
		Employee benefits	524,809	470,105
	Share-based payments		23,261	10,584
	Retirement benefit service costs		111,117	90,787
	Termination benefits		(3,485)	140,419

	Sub-total		2,052,660	1,993,786

Depreciation and amortization			351,410	333,321

Other general and administrative expenses	Rent		79,766	83,026
	Taxes and public dues		151,414	144,670
	Service charges		226,428	213,674
	Computer and IT related		168,620	300,853
	Telephone and communication		45,041	42,932
	Operating promotion		37,940	37,247
	Advertising		140,399	146,744
	Printing		4,081	4,134
	Traveling		7,311	7,245
	Supplies		5,087	5,751
	Insurance premium		2,639	3,287
	Maintenance		13,795	13,699
	Water, light and heating		14,723	15,066
	Vehicle maintenance		6,783	6,883
	Others (*)		19,127	57,437

	Sub-total		923,154	1,082,648

	Total		3,327,224	3,409,755

(*)	It includes 40,047 million Won in in-house welfare fund contributions for the year ended December 31, 2023.

(2)	Details of other operating income recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Gain on transactions of foreign exchange	661,501	1,316,869
Gain on derivatives (designated for hedging)	40,843	69,479
Gain on fair value hedged items	25,469	8,986
Others	881	9,758

Total	728,694	1,405,092

(3)	Details of other operating expenses recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Loss on transactions of foreign exchange	1,693,920	1,221,609
KDIC deposit insurance premium	492,443	446,878
Contribution to miscellaneous funds	526,544	448,133
Loss on derivatives (designated for hedging)	24,252	8,819
Loss on fair value hedged items	64,571	72,601
Others (*)	146,525	271,598

Total	2,948,255	2,469,638

(*)	Others for the years ended December 31, 2024 and 2023, include 28,509 million Won and 22,349 million Won, respectively, of amortization expense for intangible assets.

(4)	Share-based Payment

Details of performance condition share-based payment granted to executives as of December 31, 2024 and 2023 are as follows:

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2020 (*4)
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		January 1, 2024
Fair value (Unit: Korean Won) (*1)		—
Valuation method		—
Dividend yield		—
Expected maturity		—
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2024	—
	As of December 31, 2023	755,073 shares
Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		January 1, 2025
Fair value (Unit: Korean Won) (*1)		15,831
Valuation methods		Black-Scholes Model
Dividend yield		6.475%
Expected maturity		0 year
Number of shares measured as of the closing date (*2)(*3)	As of December 31, 2024	865,494 shares
	As of December 31, 2023	865,717 shares
Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		January 1, 2026
Fair value (Unit: Korean Won) (*1)		14,839
Valuation methods		Black-Scholes Model
Dividend yield		6.475%
Expected maturity		1 years
Number of shares measured as of the closing date (*2)(*3)	As of December 31, 2024	737,601 shares
	As of December 31, 2023	744,943 shares

Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		January 1, 2027
Fair value (Unit: Korean Won) (*1)		13,909
Valuation methods		Black-Scholes Model
Dividend yield		6.475%
Expected maturity		2 years
Number of shares measured as of the closing date (*2)(*3)	As of December 31, 2024	755,920 shares
	As of December 31, 2023	763,148 shares
Subject to		Shares granted for the year 2024
Type of payment		Cash-settled
Vesting period		January 1, 2024 ~ December 31, 2027
Date of payment		January 1, 2028
Fair value (Unit: Korean Won) (*1)		13,037
Valuation methods		Black-Scholes Model
Dividend yield		6.475%
Expected maturity		3 years
Number of shares measured as of the closing date (*2)(*3)	As of December 31, 2024	1,189,935 shares
	As of December 31, 2023	—

(*1)

As of December 31, 2024, the fair value calculated using the Black-Scholes model was used to measure liabilities by reflecting the average dividend rate for the past four years to the stock price of the weighted average of Woori Financial Group’s trading volume for the past week, month and two months.

(*2)

At the initial point in time (January 1st of each fiscal year), the maximum number of shares granted is determined. The final number of shares to be paid is confirmed based on the evaluation results of long-term performance indicators over a total of four years, including the current year. The final compensation is then paid in cash, reflecting the stock price at the time of payment. The long-term performance indicators include relative shareholder returns, net income, return on equity (ROE), cost-to-income ratio (C/I ratio), non-performing loan ratio, and performance in assigned duties.

(*3)	As of December 31, 2024, the remaining quantity and granted quantity are the same.
(*4)	It has been fully paid during the year ended December 31, 2024.

2)

The Bank accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring per every closing period. As of December 31, 2024 and 2023, the book value of the liabilities related to the performance condition share-based payments recognized by the Bank is 50,674 million Won and 37,142 million Won, respectively.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in subsidiaries and associates recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Impairment loss	2,386	1,786

(2)	Details of other non-operating income and expenses recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Other non-operating income	145,933	161,028
Other non-operating expenses	(174,773)	(184,531)

Total	(28,840)	(23,503)

(3)	Details of other non-operating income recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Rental fee income	29,338	33,649
Dividend gains on investment in subsidiaries and associates	73,339	54,135
Equity method trading income	12,609	33,081
Gains on disposal of assets held for sale	—	3,027
Gains on disposal of properties and equipment, intangible assets and other assets	337	1,416
Others (*)	30,310	35,720

Total	145,933	161,028

(*)	Other special gains related to other provisions for the years ended December 31, 2024 and 2023 include 2,517 million Won and 14,060 million Won, respectively.

(4)	Details of other non-operating expenses recognized for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Depreciation on investment properties	7,810	5,682
Interest expenses of rent leasehold deposits	1,631	1,657
Losses on disposal of properties and equipment, intangible assets and other assets	1,435	1,217
Impairment loss of properties and equipment, intangible assets and other assets	217	22
Donation	111,022	54,520
Others (*)	52,658	121,433

Total	174,773	184,531

(*)	Other special losses related to other provisions for the years ended December 31, 2024 and 2023 are 31,023 million Won and 64,568 million Won, respectively.

42.	INCOME TAX EXPENSE

(1)	Details of income tax expenses for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Current tax expense
Current tax expense in respect of the current year	474,798	537,116
Adjustments recognized in the current period in relation to the current tax of prior periods	(32,584)	(19,816)
Current tax charged to other equity directly	4,383	535

Sub-total	446,597	517,835

Deferred tax expense
Change in deferred tax assets (liabilities) relating to the temporary differences	404,805	433,178
Deferred tax charged to other equity directly	16,585	(236,221)

Sub-total	421,390	196,957

Income tax expense	867,987	714,792

(2)	Income tax expenses reconciled to net income before income tax expense for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Net income before income tax expense	3,662,539	2,991,932
Tax calculated at statutory tax rate (*)	956,548	779,508
Adjustments
Effect of income that is exempt from taxation	(30,868)	(32,743)
Effect of expense not deductible in determining taxable profit	11,816	7,324
Adjustments recognized in the current period in relation to the current tax of prior periods	(32,584)	(19,816)
Effect of income tax expense that is resulting from consolidated tax return	(66,172)	(49,020)
Others	29,247	29,539

Sub-total	(88,561)	(64,716)

Income tax expense	867,987	714,792

Effective tax rate	23.7%	23.9%

(*)

The applicable income tax rate; 1) 9.9% for below 200 million Won, 2) 20.9% for above 200 million Won and below 20 billion Won, 3) 23.1% for above 20 billion Won and below 300 billion Won, 4) 26.4% for above 300 billion Won.

(3)	Changes in cumulative temporary differences for the years ended December 31, 2024 and 2023, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets	(146,804)	(114,842)	8,509	(253,137)
Gain (loss) on valuation of derivatives	49,556	(276,552)	—	(226,996)
Accrued income	(128,508)	16,235	—	(112,273)
Provision for loan losses	879	18,078	—	18,957
Loans and receivables written off	4,382	112	—	4,494
Loan origination costs and fees	(145,464)	(15,809)	—	(161,273)
Defined benefit liability	373,503	45,500	20,584	439,587
Deposits with employee retirement insurance trust	(445,731)	(17,569)	—	(463,300)
Provision for guarantee	7,803	(2,209)	—	5,594
Other provision	150,961	(43,955)	—	107,006
Others	(92,845)	(30,379)	(12,507)	(135,731)

Net deferred tax assets (liabilities)	(372,268)	(421,390)	16,586	(777,072)

	For the year ended December 31, 2023
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets	383,056	(270,677)	(259,183)	(146,804)
Gain (loss) on valuation of derivatives	25,474	24,082	—	49,556
Accrued income	(106,801)	(21,707)	—	(128,508)
Provision for loan losses	306	573	—	879
Loans and receivables written off	4,399	(17)	—	4,382
Loan origination costs and fees	(142,201)	(3,263)	—	(145,464)
Defined benefit liability	327,013	22,659	23,831	373,503
Deposits with employee retirement insurance trust	(414,551)	(31,180)	—	(445,731)
Provision for guarantee	7,188	615	—	7,803
Other provision	79,761	71,200	—	150,961
Others	(102,734)	10,758	(869)	(92,845)

Net deferred tax assets (liabilities)	60,910	(196,957)	(236,221)	(372,268)

(4)	Unrealizable temporary differences as of December 31, 2024 and 2023, are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Deductible temporary differences	258,693	258,693
Taxable temporary differences	(108,055)	(108,055)

Total	150,638	150,638

No deferred income tax asset has been recognized for the deductible temporary difference of 258,693 million Won associated with investments in subsidiaries as of December 31, 2024, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax liability has been recognized for the taxable temporary difference of 108,055 million Won associated with investment in subsidiaries as of December 31, 2024, due to the following reasons:

•	The Bank can control the timing of the reversal of the temporary differences.

•	It is probable that the temporary differences will not be reversed in the foreseeable future.

(5)	Details of accumulated deferred tax charged directly to other equity as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Net loss on valuation of financial assets at FVTOCI	(18,030)	(26,539)
Net loss on changes in credit risk of financial liabilities designated to be measured at FVTPL	(483)	—
Net gain (loss) on foreign currency translation of foreign operations	(8,778)	3,246
Net gain (loss) on evaluation of hedges of net investment in foreign operations	2,955	(1,428)
Remeasurement gain related to defined benefit plan	25,979	5,396

Total	1,643	(19,325)

(6)	Current tax assets and liabilities as of December 31, 2024 and 2023, are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Current tax assets	33,122	126,388
Current tax liabilities	76,361	23,061

(7)

Under the Pillar 2 legislation, the parent company is required to pay additional taxes on the difference between the GloBE effective tax rate of each constituent entity’s jurisdiction and the minimum tax rate of 15%. Since all companies within the parent company have a GloBE effective tax rate exceeding 15% in their respective countries, there is no impact from the Pillar 2 corporate tax, and consequently, there is no impact on the bank either.

43.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding for the years ended December 31, 2024 and 2023 (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2024	2023
Net income for the period attributable to common shareholders	2,794,552	2,277,140
Dividends to hybrid securities	(76,249)	(95,637)
Net income attributable to common shareholders	2,718,303	2,181,503
Weighted average number of common shares outstanding (Unit: million shares)	716	716
Basic EPS (Unit: Korean Won)	3,797	3,047

(2)	The weighted average number of common shares outstanding for the years ended December 31, 2024 and 2023 are as follows:

	For the year ended December 31, 2024
	Period	Number of shares	Days	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2024-01-01 ~ 2024-12-31	716,000,000	366	262,056,000,000

Sub-total (①)				262,056,000,000

Weighted average number of common shares outstanding (②=(①/366)				716,000,000

	For the year ended December 31, 2023
	Period	Number of shares	Days	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2023-01-01 ~ 2023-12-31	716,000,000	365	261,340,000,000

Sub-total (①)				261,340,000,000

Weighted average number of common shares outstanding (②=(①/365)				716,000,000

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2024 and 2023.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024 (*)	December 31, 2023 (*)
Confirmed guarantees
Guarantee for loans	60,571	58,205
Acceptances	202,342	106,456
Guarantees in acceptances of imported goods	63,488	74,695
Other confirmed guarantees	10,893,270	8,309,663

Sub-total	11,219,671	8,549,019

Unconfirmed guarantees
Local letter of credit	163,053	161,608
Letter of credit	3,120,971	2,822,982
Other unconfirmed guarantees	1,465,226	1,471,553

Sub-total	4,749,250	4,456,143

Commercial paper purchase commitments and others	2,734,770	3,024,758

Total	18,703,691	16,029,920

(*)	Includes financial guarantees of 6,978,786 million Won and 6,539,824 million Won as of December 31, 2024 and December 31, 2023, respectively.

(2)	Details of loan commitments and others as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Loan commitments	88,385,611	83,196,929
Other commitments	6,871,259	7,170,064

(3)	Litigation case

Legal cases where the Bank is involved as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2024		December 31, 2023
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	19 cases	195 cases	29 cases	140 cases
Amount of litigation	257,936	232,073	257,683	164,314
Provisions for litigations		14,383		16,053

(*)

The number of cases as of December 31, 2024 and 2023 does not include cases such as loan-related execution or simple extension of loan prescription, litigation where the substantive party is not the Bank, or fraudulent lawsuits.

(4)	Others

During the year ended December 31, 2023, there was an investigation by the Korea Fair Trade Commission regarding the loan-to-value ratio, and the Bank received the examination report in January 2024 but the impact on the Bank’s financial statements as of December 31, 2024 cannot be reasonably estimated.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Bank as of December 31, 2024 and its assets and liabilities recognized as of December 31, 2024 and 2023 and major transactions with related parties for the years ended December 31, 2024 and 2023 and compensation to key management are as follows:

(1)	Related parties

Related parties
Parent company	Woori Financial Group Inc.

Subsidiaries	Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, AO Woori Bank, Banco Woori Bank do Brasil S.A., Korea BTL Infrastructure Fund, Woori Bank (Cambodia) PLC, Woori Finance Myanmar Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, Woori Bank Europe, Woori Bank Principal Guaranteed Trust and Woori Bank Principal and Interest Guaranteed Trust(Consolidated Trusts), Jeonju Iwon Ltd. and 45 SPCs, Heungkuk Global Private Placement Investment Trust No.1 and 14 beneficiary certificates

Associates	W Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., LOTTE CARD Co., Ltd., K BANK Co., Ltd., and others (Dongwoo C & C Co., Ltd. and 38 associates)

Other related parties	Woori Card Co., Ltd. and its subsidiaries, Woori Investment Securities Co., Ltd. and its subsidiaries and associates (*), Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and its associates, Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Asset Management Co., Ltd. and its subsidiaries and associates, Woori Asset Trust Co., Ltd., Woori Financial Capital Co., Ltd. and its subsidiaries and associates, Woori Financial F&I Co., Ltd. and its subsidiaries and associates, Woori Savings Bank, Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and its subsidiaries, Godo Kaisha Oceanos No. 1, WOORI ZIP 1, WOORI ZIP 2, JC Assurance Private Equity Partnership No. 2, IGEN 2022 Private Equity Fund No.1, Woori Venture Partners Co., Ltd., Woori Japan General Type Private Real Estate Feeder Investment Trust No.2-1

(*)	Woori Investment Bank Co., Ltd. was renamed to Woori Investment Securities Co., Ltd. following a merger with Korea Foss Securities Co., Ltd. for the year ended December 31, 2024.

(2)	Major assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		A title of account	December 31, 2024	December 31, 2023
Parent company	Woori Financial Group Inc.	Other assets	33,632	125,489
		Deposits due to customers	1,285,912	1,363,507
		Other liabilities	63,893	20,635
Subsidiaries	Woori America Bank	Cash and cash equivalents	528,095	79,816
		Loans	—	17,119
		Expected credit loss allowance	—	(11)
		Other assets	3	7
	PT Bank Woori Saudara Indonesia 1906 Tbk	Cash and cash equivalents	45,884	20,785
		Loans	205,800	322,350
		Expected credit loss allowance	(412)	(198)
		Other assets	48	26
	Woori Global Markets Asia Limited	Loans	415,455	404,506
		Expected credit loss allowance	(235)	(248)
		Other assets	55	6
		Deposits due to customers	8,371	1,790
	Woori Bank China Limited	Cash and cash equivalents	61,263	19,781
		Other assets	13,313	4,940
		Deposits due to customers	389,395	279,069
		Borrowings	43,405	13,589
		Other liabilities	13,303	4,892
	AO Woori Bank	Cash and cash equivalents	74,761	35,186
		Loans	155,932	153,741
		Expected credit loss allowance	(1,110)	(3,570)
		Other assets	15,459	7,143
		Deposits due to customers	6,119	5,394
	Woori Finance Myanmar Co., Ltd.	Loans	10,114	8,701
		Expected credit loss allowance	(19)	(18)
		Other assets	16	20
		Other liabilities	241	128
	Woori Bank Vietnam Limited	Cash and cash equivalents	15,064	10,318
		Loans	29,844	283,251
		Expected credit loss allowance	(58)	(601)
		Other assets	70	6,483
		Deposits due to customers	2,423	2,159
		Borrowings	44,100	434,780
		Other liabilities	1,175	4,280
	Woori Bank (Cambodia) PLC	Loan	308,700	699,757
		Expected credit loss allowance	(592)	(1,451)
		Other assets	3	14
		Other liabilities	328	178
	Woori Bank Europe	Cash and cash equivalents	3,426	5,086
		Loans	478,495	571,156
		Expected credit loss allowance	(1,083)	(2,175)
		Other assets	7,200	2,713
		Borrowings	81,327	66,801
	Banco Woori Bank do Brasil S.A.	Loans	8,232	3,739
		Expected credit loss allowance	(5)	(2)
		Other assets	57	10
	Wealth Development Bank	Other assets	—	4
		Other liabilities	120	39
	Korea BTL Infrastructure Fund	Other assets	9	9
	Consolidated trusts	Other liabilities	105,332	181,973
	Consolidated SPC	Loans	8,759	9,956
		Expected credit loss allowance	(27)	(37)
		Derivative assets	14,027	11,125
		Other assets	243	522
		Deposits due to customers	6,600	7,597
		Derivative liabilities	720	6,020
		Other liabilities	9,064	22,372
	Consolidated beneficiary certificates	Derivative liabilities	2,003	1,016

Related parties		A title of account	December 31, 2024	December 31, 2023
Associates	W Service Networks Co., Ltd.	Deposits due to customers	3,054	3,245
		Other liabilities	309	40
	Korea Credit Bureau Co., Ltd.	Deposits due to customers	780	771
	Korea Finance Security Co., Ltd.	Loans	3,200	3,197
		Expected credit loss allowance	(42)	(71)
		Deposits due to customers	1,145	1,323
		Other liabilities	3	5
	LOTTE CARD Co., Ltd.	Loans	14,700	—
		Expected credit loss allowance	(28)	—
		Derivative assets	1,075	—
		Other assets	48	—
		Deposits due to customers	20,207	62,587
		Other liabilities	273	289
	K BANK Co., Ltd.	Other assets	—	18
		Other liabilities	193,719	214,135
	Others (*)	Loans	41	41
		Deposits due to customers	1,993	3,632
		Other liabilities	232	992
Other related parties	Woori Card Co., Ltd. and its subsidiaries	Loans	5,880	5,158
		Expected credit loss allowance	(39)	(37)
		Derivative assets	315	95
		Other assets	12,943	4,580
		Borrowings	25,482	24,002
		Deposits due to customers	48,464	42,496
		Derivative liabilities	69,580	38,286
		Other liabilities	26,262	25,500
	Woori Investment Securities Co., Ltd. and its subsidiaries and associates	Deposits due to customers	990,946	230,276
		Other liabilities	2,811	16,870
	Woori FIS Co., Ltd.	Other assets	111	514
		Deposits due to customers	6,968	14,157
		Other liabilities	17,631	26,322
	Woori Private Equity Asset Management Co., Ltd. and its associates	Derivative assets	255	—
		Deposits due to customers	12,730	28,824
		Derivative liabilities	—	1,249
		Other liabilities	1	248
	Woori Finance Research Institute Co., Ltd.	Deposits due to customers	1,839	1,718
		Other liabilities	534	503
	Woori Credit Information Co., Ltd.	Other assets	7	—
		Deposits due to customers	9,469	10,537
		Other liabilities	9,857	10,038
	Woori Fund Service Co., Ltd.	Deposits due to customers	17,910	18,019
		Other liabilities	1,681	1,698
	Woori Asset Management Co., Ltd. and its subsidiaries and associates	Deposits due to customers	21,302	4,763
		Other liabilities	—	33
	Woori Asset Trust Co., Ltd.	Deposits due to customers	198,773	93,742
		Other liabilities	253	386

Related parties	A title of account	December 31, 2024	December 31, 2023
Woori Financial Capital Co., Ltd. and its subsidiaries and associates	Deposits due to customers	473,951	41,786
	Derivative liabilities	—	455
	Other liabilities	6,177	1,187
Woori Financial F&I Co., Ltd. and its subsidiaries and associates	Loans	4,900	165,800
	Expected credit loss allowance	(9)	(855)
	Other assets	—	71
	Deposits due to customers	13,984	20,012
	Other liabilities	178	39
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and its subsidiaries	Loans	—	19,589
	Expected credit loss allowance	—	(14)
	Other assets	—	24
	Deposits due to customers	—	153
	Derivative liabilities	1	186
Woori Savings Bank	Other assets	14	11
Godo Kaisha Oceanos No. 1	Loans	38,770	38,122
	Expected credit loss allowance	(272)	(58)
	Other assets	63	33
Woori Venture Partners Co., Ltd.	Deposits due to customers	78,494	23,000
	Other liabilities	359	151
WOORI ZIP 1	Loans	—	11,317
	Expected credit loss allowance	—	(1)
	Other assets	—	21
WOORI ZIP 2	Loans	—	16,063
	Expected credit loss allowance	—	(1)
	Other assets	—	30
JC Assurance Private Equity Partnership No. 2	Deposits due to customers	28	74
IGEN 2022 Private Equity Fund No. 1	Deposits due to customers	427	506
Woori Japan General Type Private Real Estate Feeder Investment Trust No.2-1	Derivative liabilities	—	587

(*)	Others include Partner One Value Up I Private Equity Fund, Dongwoo C & C Co., Ltd. and others as of December 31, 2024 and December 31, 2023.

(3)	Major gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related parties		A title of account	2024	2023
Parent company	Woori Financial Group Inc.	Fees income	19	34
		Other income	4,277	4,315
		Interest expenses	51,778	63,806
		Fees expenses	1,625	1,625
Subsidiaries	Woori America Bank	Interest income	347	619
		Fees income	432	306
		Other income	210	202
		Provision (Reversal) of impairment losses due to credit loss	(11)	7
	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	17,856	32,056
		Dividends income	16,697	13,993
		Fees income	254	177
		Provision (Reversal) of impairment losses due to credit loss	213	(150)
	Woori Global Markets Asia Limited	Interest income	23,387	22,298
		Fees income	150	6
		Provision (Reversal) of impairment losses due to credit loss	(14)	(4)
	Woori Bank China Limited	Interest income	48	367
		Fees income	579	445
		Gain on derivatives	54,050	20,060
		Interest expenses	444	464
		Fees expenses	217	134
		Loss on derivatives	10,824	21,344
		Reversal of impairment losses due to credit loss	—	(8)
	AO Woori Bank	Interest income	7,306	7,412
		Fees income	1	4
		Provision (Reversal) of impairment losses due to credit loss	(2,460)	799
	Banco Woori Bank do Brasil S.A.	Interest income	725	370
		Fees income	29	10
		Reversal of impairment losses due to credit loss	2	—
	Wealth Development Bank	Fees income	13	15
		Provision (Reversal) of impairment losses due to credit loss	81	5
	Korea BTL Infrastructure Fund	Dividends income	24,374	26,657
		Fees income	73	73
	Woori Finance Myanmar Co., Ltd.	Interest income	718	592
		Fees income	204	117
		Provision (Reversal) of impairment losses due to credit loss	22	16

			For the years ended December 31
Related parties		A title of account	2024	2023
	Woori Bank Vietnam Limited	Interest income	1,335	15,935
		Dividends income	6,483	—
		Fees income	515	382
		Gain on derivatives	1	—
		Interest expenses	12,951	8,095
		Provision (Reversal) of impairment losses due to credit loss	(546)	617
	Woori Bank (Cambodia) PLC	Interest income	30,337	4,231
		Fees income	492	470
		Provision (Reversal) of impairment losses due to credit loss	(708)	1,144
	Woori Bank Europe	Interest income	20,034	20,117
		Fees income	124	62
		Provision (Reversal) of impairment losses due to credit loss	(1,092)	1,857
	Consolidated trusts	Other income	5,728	6,552
		Interest expenses	3,547	6,193
	Consolidated beneficiary certificates	Gain on derivatives	—	602
		Loss on derivatives	988	—
	Consolidated SPC	Interest income	573	145
		Fees income	22,895	20,690
		Gain on derivatives	9,869	23,781
		Interest expenses	5	—
		Loss on derivatives	909	—
		Provision (Reversal) of impairment losses due to credit loss	(1,585)	5,906
Associates	W Service Networks Co., Ltd.	Dividends income	5	5
		Other income	35	—
		Interest expenses	37	35
	Korea Credit Bureau Co., Ltd.	Dividends income	90	90
		Interest expenses	—	9
	Korea Finance Security Co., Ltd.	Interest income	142	181
		Interest expenses	3	3
		Provision (Reversal) of impairment losses due to credit loss	(30)	28
	LOTTE CARD Co., Ltd.	Interest income	1,581	—
		Fees income	3,739	3,903
		Dividends income	15,591	13,199
		Gain on derivatives	1,075	—
		Interest expenses	4,127	5,665
		Loss es on derivatives	457	—
		Provision (Reversal) of impairment losses due to credit loss	12	186

			For the years ended December 31
Related parties		A title of account	2024	2023
	Others (*)	Dividends income	10,100	191
		Interest expenses	18,044	9,332
Other related parties	Woori Card Co., Ltd. and its subsidiaries	Interest income	974	673
		Fees income	89,354	96,666
		Gain on derivatives	2,865	6,162
		Other income	1,119	303
		Interest expenses	163	409
		Fees expenses	684	512
		Loss on derivatives	45,027	1,827
		Provision (Reversal) of impairment losses due to credit loss	(12)	54
	Woori Investment Securities Co., Ltd. and its subsidiaries and associates	Interest income	5	82
		Fees income	2,874	2,100
		Other income	1,098	577
		Interest expenses	107	104
		Fees expenses	47	338
		Provision (Reversal) of impairment losses due to credit loss	(14)	114
		Other expenses	91	—
	Woori FIS Co., Ltd.	Fees income	681	600
		Other income	7,725	10,622
		Interest expenses	—	2
		Other expenses	135,264	268,487
	Woori Private Equity Asset Management Co., Ltd. and its associates	Fees income	23	18
		Gain on derivatives	255	—
		Interest expenses	553	1,094
		Loss on derivatives	268	675
	Woori Finance Research Institute Co., Ltd.	Fees income	20	18
		Other income	806	732
		Interest expenses	78	78
	Woori Credit Information Co., Ltd.	Fees income	91	83
		Other income	765	751
		Interest expenses	507	449
		Fees expenses	17,249	16,399
	Woori Fund Service Co., Ltd.	Fees income	51	288
		Other income	384	284
		Interest expenses	587	551
		Fees expenses	35	106
	Woori Asset Management Co., Ltd. and its subsidiaries and associates	Fees income	89	78
		Interest expenses	25	65
		Fees expenses	—	167
	Woori Asset Trust Co., Ltd.	Fees income	262	277
		Interest expenses	5,538	2,966
		Fees expenses	11,905	7,652

		For the years ended December 31
Related parties	A title of account	2024	2023
Woori Financial Capital Co., Ltd. and its subsidiaries and associates	Interest income	—	18
	Fees income	3,965	3,401
	Gain on derivatives	—	999
	Interest expenses	47	49
	Loss on derivatives	6	—
	Provision (Reversal) of impairment losses due to credit loss	(6)	85
	Other expenses	1,857	787
Woori Financial F&I Co., Ltd. and its subsidiaries and associates	Interest income	9,739	533
	Fees income	576	180
	Interest expenses	15	15
	Provision (Reversal) of impairment losses due to credit loss	(707)	892
Woori Savings Bank	Fees income	925	989
Woori Venture Partners Co., Ltd.	Fees income	—	78
	Interest expenses	1,523	598
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and its subsidiaries	Interest income	196	280
	Provision (Reversal) of impairment losses due to credit loss	(14)	6
	Loss on derivatives	465	186
Godo Kaisha Oceanos No. 1	Interest income	702	381
	Provision (Reversal) of impairment losses due to credit loss	214	26
IGEN 2022 Private Equity Fund No.1	Interest expenses	1	1
WOORI ZIP 1	Interest income	59	124
	Provision (Reversal) of impairment losses due to credit loss	(1)	—
WOORI ZIP 2	Interest income	84	177
	Provision (Reversal) of impairment losses due to credit loss	(1)	1
Woori Japan General Type Private Real Estate Feeder Investment Trust No.2-1	Loss on derivatives	44	541

(*)	Others include Partner One Value Up I Private Equity Fund, Dongwoo C & C Co., Ltd. and others as of December 31, 2024 and 2023.

(4)	Major loan transactions with related parties for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2024
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	322,350	373,520	528,924	38,854	205,800
	Woori Global Markets Asia Limited	404,506	757,502	789,077	42,524	415,455
	AO Woori Bank	153,741	388,872	387,889	1,208	155,932
	Banco Woori Bank do Brasil S.A.	3,739	32,424	28,681	750	8,232
	Woori Finance Myanmar Co., Ltd.	8,701	176	—	1,237	10,114
	Woori Bank Vietnam Limited	283,251	81,880	337,698	2,411	29,844
	Woori Bank (Cambodia) PLC	699,757	52,223	408,820	(34,460)	308,700
	Woori America Bank	17,119	17,317	34,964	528	—
	Woori Bank Europe	571,156	2,470,815	2,557,929	(5,547)	478,495
	Consolidated SPC	9,956	1,022	2,219	—	8,759
Associates	LOTTE CARD Co., Ltd.	—	263,306	250,000	1,394	14,700
	Korea Finance Security Co., Ltd.	3,197	2,300	2,297	—	3,200
	Others	41	—	—	—	41
Other related Parties	Woori Financial Capital Co., Ltd. and its subsidiaries and associates	—	50,000	50,000	—	—
	Woori Card Co., Ltd. and its subsidiaries	5,158	—	—	722	5,880
	Woori Financial F&I Co., Ltd. and its subsidiaries and associates	165,800	856,300	1,017,200	—	4,900
	Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and its subsidiaries	19,589	—	19,784	195	—
	Godo Kaisha Oceanos No. 1	38,122	—	—	648	38,770
	WOORI ZIP 1	11,317	—	11,227	(90)	—
	WOORI ZIP 2	16,063	—	15,936	(127)	—

(*)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.

		For the year ended December 31, 2023
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Subsidiaries	PT Bank Woori Saudara Indonesia 1906 Tbk	582,958	66,995	341,095	13,492	322,350
	Woori Global Markets Asia Limited	422,470	852,313	878,863	8,586	404,506
	Woori Bank China Limited	15,539	39,114	56,418	1,765	—
	AO Woori Bank	148,839	521,368	522,914	6,448	153,741
	Banco Woori Bank do Brasil S.A.	8,491	3,768	8,590	70	3,739
	Woori Finance Myanmar Co., Ltd.	7,894	687	—	120	8,701
	Woori Bank Vietnam Limited	53,098	716,900	509,878	23,131	283,251
	Woori Bank (Cambodia) PLC	763,168	434,626	309,422	(188,615)	699,757
	Woori America Bank	16,214	68,468	68,194	631	17,119
	Woori Bank Europe	533,726	1,532,423	1,516,152	21,159	571,156
	Consolidated SPC	2,469,820	37,662	2,498,566	1,040	9,956
Associates	LOTTE CARD Co., Ltd.	50,000	201,510	251,510	—	—
	Korea Finance Security Co., Ltd.	3,397	2,497	2,697	—	3,197
	Others	251	41	251	—	41
Other related Parties	Woori Investment Bank Co., Ltd. and its subsidiaries and associates	—	1,522	1,522	—	—
	Woori Card Co., Ltd. and its subsidiaries	5,069	—	—	89	5,158
	Woori Financial F&I Co., Ltd. and its subsidiaries	—	216,300	50,500	—	165,800
	Woori G Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and its subsidiaries	20,459	—	—	(870)	19,589
	Godo Kaisha Oceanos No. 1	39,814	—	—	(1,692)	38,122
	WOORI ZIP 1	11,819	—	—	(502)	11,317
	WOORI ZIP 2	16,776	—	—	(713)	16,063

(*)	Settlement payment from normal operation among the related parties were excluded, and in case of a limited loan, it was presented as a net increase or decrease.

(5)	Changes in major deposits due to customers with related parties for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2024
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Parent company	Woori Financial Group Inc.	1,354,000	4,703,000	4,783,000	1,274,000
Subsidiaries	Woori Global Markets Asia Limited	—	51,883	45,358	6,525
Associates	W Service Networks Co., Ltd.	1,000	2,000	2,000	1,000
	Win Mortgage Co., Ltd.	600	2,266	1,479	1,387
Other related parties	Woori Credit Information Co., Ltd.	6,199	4,500	5,100	5,599
	Woori Fund Service Co., Ltd.	17,000	15,500	17,000	15,500
	Woori Investment Securities Co., Ltd. and its subsidiaries and associates	2,000	2,431	2,000	2,431
	Woori Finance Research Institute Co., Ltd.	—	9,600	8,800	800
	Woori Asset Trust Co., Ltd.	56,000	874,816	755,816	175,000
	Woori Private Equity Asset Management Co., Ltd. and its associates	22,000	114,000	126,000	10,000
	Woori Venture Partners Co., Ltd.	23,000	201,000	148,000	76,000

(*)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.

		For the year ended December 31, 2023
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Parent company	Woori Financial Group Inc.	1,595,000	5,379,000	5,620,000	1,354,000
Associates	W Service Networks Co., Ltd.	1,200	1,000	1,200	1,000
	Partner One Value Up I Private Equity Fund	100	—	100	—
	Korea Credit Bureau Co., Ltd.	3,000	—	3,000	—
	Win Mortgage Co., Ltd.	—	1,200	600	600
Other related parties	Woori Credit Information Co., Ltd.	4,699	4,600	3,100	6,199
	Woori Fund Service Co., Ltd.	14,500	17,000	14,500	17,000
	Woori Investment Bank Co., Ltd. and its subsidiaries and associates	2,000	—	—	2,000
	Woori Finance Research Institute Co., Ltd.	—	14,100	14,100	—
	Woori Asset Trust Co., Ltd.	96,000	605,286	645,286	56,000
	Woori Private Equity Asset Management Co., Ltd. and its associates	42,000	53,000	73,000	22,000
	Woori Asset Management Co., Ltd. and its subsidiaries and associates	10,000	—	10,000	—
	Woori Venture Partners Co., Ltd.	—	97,000	74,000	23,000

(*)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.

(6)	Major borrowing transactions with related parties for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2024
Related parties		Beginning balance	Borrowings	Repayment	Others	Ending balance
Subsidiaries	Woori Bank China Limited	13,589	127,565	97,749	—	43,405
	Woori Bank Vietnam Limited	434,780	180,720	571,400	—	44,100
	Woori Bank Europe	66,801	173,284	158,758	—	81,327
Other related parties	Woori Card Co., Ltd. and its subsidiaries	24,002	282,802	281,322	—	25,482

		For the year ended December 31, 2023
Related parties		Beginning balance	Borrowings	Repayment	Others	Ending balance
Subsidiaries	Woori Bank China Limited	5,447	55,005	46,863	—	13,589
	Woori Bank Vietnam Limited	304,152	617,405	486,777	—	434,780
	Woori Bank Europe	47,373	150,958	131,530	—	66,801
Other related parties	Woori Card Co., Ltd. and its subsidiaries	20,918	312,746	309,662	—	24,002

(7)	Guarantees with the related parties are as follows (Unit: Korean Won in millions):

1)	The amount of guarantees provided to the related parties by the Bank as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023	Warranty
PT Bank Woori Saudara Indonesia 1906 Tbk	46,081	47,235	Confirmed guarantees in foreign currencies and others
Woori Bank China Limited	234,196	221,820	Confirmed guarantees in foreign currencies and others
AO Woori Bank	11,811	11,502	Confirmed guarantees in foreign currencies and others
Banco Woori Bank do Brasil S.A.	10,560	10,552	Confirmed guarantees in foreign currencies and others
Woori Global Markets Asia Limited	262,395	233,577	Confirmed guarantees in foreign currencies and others
Woori Bank Europe	56,570	23,527	Confirmed guarantees in foreign currencies and others
Woori Bank Vietnam Limited	95,882	111,348	Confirmed guarantees in foreign currencies and others
Woori Finance Myanmar Co., Ltd.	20,286	13,926	Confirmed guarantees in foreign currencies
Wealth Development Bank	46,599	17,407	Confirmed guarantees in foreign currencies
LOTTE CARD Co., Ltd.	1,691	1,483	Confirmed guarantees in foreign currencies

2)	The amount of guarantees and unused loan commitments provided by the related parties to the Bank as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023	Warranty
Woori Card Co., Ltd. and its subsidiaries	122,847	124,091	Loan commitment in local currency
Woori Bank Vietnam Limited	226,515	242,283	Confirmed guarantees in foreign currencies and others
PT Bank Woori Saudara Indonesia 1906 Tbk	—	5,304	Confirmed guarantees in foreign currencies and others
Woori Bank China Limited	3,375	4,222	Confirmed guarantees in foreign currencies and others

(8)	The amount of commitments of derivatives and other commitments to the related parties as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2024	December 31, 2023
Woori Private Equity Asset Management Co., Ltd. and its associates	Derivatives	9,719	9,471
Woori Card Co., Ltd. and its subsidiaries	Derivatives	484,000	417,880
	Unsettled commitment	500,000	500,000
Woori Investment Securities Co., Ltd. and its subsidiaries and associates	Unsettled commitment	150,000	150,000
Woori Financial Capital Co., Ltd. and its subsidiaries and associates	Derivatives	—	40,000
	Unsettled commitment	200,000	200,000
Woori Financial F&I Co., Ltd. and its subsidiaries and associates	Unsettled commitment	345,100	67,800
Woori Finance Myanmar Co., Ltd.	Unsettled commitment	—	170
Woori Bank China Limited	Derivatives	115	150
Woori Bank (Cambodia) PLC	Loan commitment in foreign currency	398,370	220,487
	Unsettled commitment	248,430	111,275
Korea BTL Infrastructure Fund	Securities purchase commitment	240,078	240,078
Woori Bank Vietnam Limited	Loan commitment in foreign currency	—	7,543
	Unsettled commitment	117,156	90,675
Consolidated beneficiary certificates	Derivatives	15,767	14,714
	Securities purchase commitment	650,997	1,049,936
Consolidated SPC	Commercial paper purchase commitment and others	2,153,730	2,434,900
	Unsettled commitment	13,141	10,744
	Derivatives	1,131,500	1,443,400
Korea Finance Security Co., Ltd.	Unsettled commitment	400	403
LOTTE CARD Co., Ltd.	Unsettled commitment	498,400	498,400
	Derivatives	350,000	—
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Securities purchase commitment	4,664	4,664
Crevisse Lime Impact 1st Startup Venture Specialist Private Equity Fund	Securities purchase commitment	148	243
Samsung Together Korea IPPF Private Securities Investment Trust 3 [Equity-FoFs]	Securities purchase commitment	990,000	990,000
Woori-Q Corporate Restructuring Private Equity Fund	Securities purchase commitment	—	9,011

	Warranty	December 31, 2024	December 31, 2023
STASSETS No. 3 Private Equity Investment Limited Specialized In Start-up Ventures	Securities purchase commitment	3,000	6,000
NH Woori Newdeal Growth Alpha Private Equity Fund 1	Securities purchase commitment	11,379	26,404
BTS 2nd Private Equity Fund	Securities purchase commitment	1,854	4,774
Woori Financial Digital Investment Association No. 1	Securities purchase commitment	—	11,000
Woori Corporate Turnaround No. 1 Private Equity Fund	Securities purchase commitment	21,639	—
Green ESG Growth No. 1 Private Equity Fund	Securities purchase commitment	19,136	24,264
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust	Securities purchase commitment	—	13,099
Woori Equity Bridge Loan Private Placement Investment Trust No. 1	Securities purchase commitment	16,835	29,835
Woori GP Commitment Loan Private Placement Investment Trust No. 1	Securities purchase commitment	1,294	4,448
Woori GP Commitment Loan Private Placement Investment Trust No. 2	Securities purchase commitment	2,640	5,320
Woori GP Commitment Loan Private Placement Investment Trust No. 3	Securities purchase commitment	12,165	16,477
Woori Global Mid-market Secondaries Private Placement Investment Trust No. 1	Securities purchase commitment	6,162	8,546
Woori Senior Loan Private Placement Investment Trust No. 2	Securities purchase commitment	—	80,750
Woori Renewable New Deal Private Placement Investment Trust No. 1	Securities purchase commitment	15,574	32,366
Woori Woori Bank Partners Private Placement Investment Trust No. 1	Securities purchase commitment	327,861	332,452
Woori Woori Bank Partners Private Placement Investment Trust No. 2	Securities purchase commitment	386,165	431,226
Woori Private Real Estate Investment Trust No. 1	Securities purchase commitment	75,137	137,163
Woori Private Real Estate Investment Trust No. 5	Securities purchase commitment	72,712	106,758
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and its subsidiaries	Derivatives	72	16,826
Woori Japan General Type Private Real Estate Feeder Investment Trust No. 2-1	Derivatives	—	7,075

	Warranty	December 31, 2024	December 31, 2023
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1	Securities purchase commitment	331	323
Woori Policy-type New Deal (Infra Investment) Private Placement Investment Trust No.1	Securities purchase commitment	5,312	20,056
Woori Equity Investment General Type Private Investment Trust No.1	Securities purchase commitment	456	456
Woori Innovative Growth New Deal Private Placement Investment Trust No.3	Securities purchase commitment	—	27,300
Woori Fund Financing General Type Private Investment Trust	Securities purchase commitment	14,056	—
Woori Natixis Partnership Global Private Debt Fund No. 1-1 (USD)	Securities purchase commitment	117,236	—
Woori Seoul Beltway Private Special Asset Fund No. 1	Securities purchase commitment	30,949	34,437
JC Assurance Private Equity Partnership No. 2	Securities purchase commitment	859	859
Woori Asset Global Partnership Fund No. 5	Securities purchase commitment	97,500	127,500
Woori New Growth Credit Fund 1	Securities purchase commitment	23,050	25,177
Woori Clean Energy General Type Private Placement Investment Trust No.2	Securities purchase commitment	5,390	8,647
Woori Innovative Growth (Infrastructure) General Type Private Investment Trust No.2	Securities purchase commitment	27,429	28,272
Woori General Type Private Real Estate Investment Trust No. 6	Securities purchase commitment	81,265	275,940
Woori ESG Infrastructure Development General Type Private Investment Trust No. 2	Securities purchase commitment	7,359	8,694
Synaptic Future Growth Private Equity Fund I	Securities purchase commitment	2,649	4,389
Woori Dongbu Underground Expressway General Type Private Special Asset Investment Trust	Securities purchase commitment	15,178	—
Woori PE Secondary Private Placement Investment Trust No. 1	Securities purchase commitment	30,496	—
WOORI REFS GENERAL TYPE INVESTMENT TRUST No. 1	Securities purchase commitment	12,523	—
Woori Bank Partners General Type Private Investment Trust No.3	Securities purchase commitment	320,230	—
Woori Private Real Estate Investment Trust No. 7	Securities purchase commitment	152,541	—

	Warranty	December 31, 2024	December 31, 2023
Woori Senior Loan Private Placement Investment Trust No. 3	Securities purchase commitment	229,008	—
Woori Natixis Partnership Global Private Debt Fund No. 1-2 (EUR)	Securities purchase commitment	140,643	—
Woori Future Energy Private Special Asset Investment Trust (General) No.1	Securities purchase commitment	33,600	—

As of December 31, 2024 and 2023, the recognized provisions for guarantees and commitments are 8,367 million Won and 9,608 million Won, respectively, in relation to the guarantees provided to the related parties above.

(9)	The details of major investment and recovery transactions with related parties for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2024
The same parent company and its associates	Investment and others (*)	Recovery and others (*)
Green ESG Growth NO.1 Private Equity Fund	5,128	5,813
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust	13,099	7
Woori Equity Bridge Loan Private Placement Investment Trust No. 1	48,491	36,104
Woori GP Commitment Loan Private Placement Investment Trust No.1	9,918	12,956
Woori GP Commitment Loan Private Placement Investment Trust No.2	15,625	18,755
Woori GP Commitment Loan Private Placement Investment Trust No.3	4,835	726
Woori Global Mid-market Secondaries Private Placement Investment Trust No. 1	2,897	1,065
Woori Senior Loan Private Placement Investment Trust No. 2	228,019	215,818
Woori Renewable New Deal Private Placement Investment Trust No. 1	16,792	—
Woori Woori Bank Partners Private Placement Investment Trust No. 1	4,591	—
Woori Woori Bank Partners Private Placement Investment Trust No. 2	45,061	—
Woori Private Real Estate Investment Trust No. 1	12,026	25,501
Woori Private Real Estate Investment Trust No. 2	19,662	19,590
Woori Private Real Estate Investment Trust No. 5	34,046	—
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-2	16,335	19,514
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1	87,028	79,930
Woori Policy-Type New Deal (Infra Investment) Private Placement Investment Trust No.1	14,744	18,726
Woori Innovative Growth New Deal Private Placement Investment Trust No.3	27,300	—
Dream Company Growth no.1 PEF	—	4,510
Midas No. 8 Private Equity Joint Venture Company	—	119
Synaptic Green No.1 PEF	5,000	4,780
IGEN 2022 Private Equity Fund No. 1	4,600	5,026
Woori Senior Loan Private Placement Investment Trust No. 1	63,348	117,541
Woori Seoul Beltway Private Special Asset Fund No. 1	3,487	25
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	—	10,327
Woori General Private Equity Investment Trust 1 (Bond)	—	51,672
Woori General Private Equity Investment Trust 2 (Bond)	—	30,821
Japanese Hotel Real Estate Private Equity Fund No.2	6,347	5,382
Woori New Growth Credit Fund 1	26,950	25,194
Woori Clean Energy General Type Private Placement Investment Trust No.2	3,257	—
Woori Innovative Growth (Infrastructure) General Type Private Investment Trust No.2	843	—
Woori General Type Private Real Estate Investment Trust No. 6	194,675	3,132
Woori ESG Infrastructure Development General Type Private Investment Trust No. 2	1,335	—
Woori General Private Equity Investment Trust 3 (Bond)	—	60,398
Woori Asset Global Partnership Fund No. 5	30,000	—
Synaptic Future Growth Private Equity Fund I	7,401	7,976
Woori Dongbu Underground Expressway General type Private Special Asset Investment Trust	2,022	—
Woori PE Secondary Private Placement Investment Trust No. 1	17,851	8,660
Woori Short Term Government and Special Bank Bond Active ETF	—	12,287
WOORI REFS GENERAL TYPE INVESTMENT TRUST No. 1	37,477	274
Woori General Private Equity Investment Trust 5 (Bond)	60,000	—
Woori Big Satisfaction Private 3(Bond)	10,000	—
Woori General Private Equity Investment Trust 6 (Bond)	40,000	—
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks)	1,000	1,000
Woori Big Satisfaction Money Market Fund 1 (Government & Agency Bonds)	700,666	1,254,670
Woori Korea Ultra Short-term Bond Securities Investment Trust (Bond)	50,000	50,000
Woori General Private Equity Investment Trust 7 (Bond)	40,000	—
Woori Fund Financing General Type Private Investment Trust	134,945	15,281
Woori Natixis Partnership Global Private Debt Fund No. 1-1(USD)	28,882	428
Woori Private Real Estate Investment Trust No. 7	47,459	180
Woori Senior Loan Private Placement Investment Trust No. 3	70,992	—
Woori Smart General Private Equity Investment Trust No.1 (Bond)	40,000	—
Woori Real Estate Investment No. 1 Limited Liability Company	10,000	—

(*)	Investment and recovery transactions of subsidiaries and associates are described in Note 13. (5).

	For the year ended December 31, 2023
The same parent company and its associates	Investment and others (*)	Recovery and others (*)
Green ESG Growth No. 1 Private Equity Fund	5,736	—
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust	6,700	—
Woori G Equity Bridge Loan Private Placement Investment Trust No. 1	41,015	32,054
Woori G GP Commitment Loan Private Placement Investment Trust No. 1	1,826	5,253
Woori G GP Commitment Loan Private Placement Investment Trust No. 2	4,240	961
Woori G GP Commitment Loan Private Placement Investment Trust No. 3	523	—
Woori G Global Mid-market Secondaries Private Placement Investment Trust No. 1	4,014	646
Woori G Senior Loan Private Placement Investment Trust No.2	99,250	6,718
Woori G Renewable New Deal Private Placement Investment Trust No. 1	2,659	66
Woori G Woori Bank Partners Private Placement Investment Trust No. 1	16,725	—
Woori G Woori Bank Partners Private Placement Investment Trust No. 2	194,990	—
Woori G Private Real Estate Investment Trust No. 1	114,776	—
Woori G Private Real Estate Investment Trust No. 5	10,465	—
Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1	—	2,938
Woori G Policy-Type New Deal (Infra Investment) Private Placement Investment Trust No.1	15,164	—
WooriG Equity Investment General Type Private Investment Trust No.1	—	1,726
Woori Short Term Government and Special Bank Bond Active ETF	19,013	19,013
Woori Innovative Growth New Deal Private Placement Investment Trust No.3	14,000	—
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	2,000	—
Woori G Senior Loan Private Placement Investment Trust No. 1	—	3,915
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	—	10,119
Woori Seoul Beltway Private Special Asset Fund No. 1	2,709	—
Woori Smart General Private Equity Investment Trust 1(Bond)	40,000	—
Woori General Private Equity Investment Trust 1 (Bond)	50,000	—
Woori General Private Equity Investment Trust 2 (Bond)	30,000	—
Woori Big Satisfaction Money Market Fund (Government & Agency Bonds) Classic C	—	441,470
Woori New Growth Credit Fund 1	24,823	—
Woori G Clean Energy General Type Private Placement Investment Trust No.2	1,353	—
WooriG Innovation Growth(Infrastructure) General Type Private Investment Trust No.2	15,128	—
Woori Together Government & Agency Bonds USD Money Market Fund 1	65,195	—
Woori G Private Real Estate Investment Trust No. 6	24,060	—
Woori G ESG Infrastructure Development General Type Private Investment Trust No. 2	1,306	—
Woori General Private Equity Investment Trust 3 (Bond)	50,000	—
Woori Asset Global Partnership Fund No. 5	22,500	—
Synaptic Future Growth Private Equity Fund I	5,611	—
Woori PE Secondary Private Placement Investment Trust No. 1	8,678	—
WooriI25-09 Bond(above AA-) Active ETF	29,001	—

(*)	Investment and recovery transactions of subsidiaries and associates are described in Note 13. (5).

(10)	Compensation to key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Short-term employee benefits	14,655	11,810
Share-based payment	7,569	3,582
Retirement benefit service costs	833	632

Total	23,057	16,024

Key management includes registered executives and non-registered executives. Outstanding assets from transactions with key management amount to 3,523 million Won and 3,932 million Won, as of December 31, 2024 and 2023, respectively. Also, liabilities from transaction with key management amount to 69,372 million Won and 34,054 million Won as of December 31, 2024 and 2023, respectively.

(11)	The Bank and Woori Card Co., Ltd. and its subsidiaries are liable to jointly reimburse the Bank’s debts before the split.

(12)

Among the bonds issued by the Bank during the year ended December 31, 2024, Woori Investment Securities Co., Ltd. acquired 40,000 million Won in hybrid securities and sold them all on the issuance date. Among the bonds issued by the Bank during the year ended December 31, 2023, Woori Investment Bank Co., Ltd. acquired 30,000 million Won in hybrid securities and sold them all on the issuance date.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank as of December 31, 2024, and December 31, 2023 are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2024	December 31, 2023	For the years ended December 31
			2024	2023
Trust accounts	85,894,740	75,636,483	2,544,969	2,296,627

(2)	Receivables and payables from the transactions between the Bank and trust accounts as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Receivables
Trust fees receivables	46,273	48,383
Payables
Deposits due to customers	265,364	166,241
Borrowings from trust accounts	5,320,238	3,951,886

Total	5,585,602	4,118,127

(3)	Significant transactions between the Bank and trust accounts for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Revenue:
Trust fees	162,639	147,866
Termination fees	3,345	1,116

Total	165,984	148,982

Expense:
Interest expenses on deposits due to customers	955	957
Interest expenses on borrowings from trust accounts	152,045	94,292

Total	153,000	95,249

(4)

Principal guaranteed trusts and principal and interest guaranteed trusts As of December 31, 2024 and 2023, the carrying of principal guaranteed trusts and principal and interest guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Partial principal guaranteed trusts:
Household money	7,823	7,767
Corporate money	189	217
Installment plan purpose	1,544	1,515

Sub-total	9,556	9,499

Principal guaranteed trusts:
Old-age pension trusts	2,450	2,582
Personal pension trusts	399,860	429,068
Pension trusts	592,533	642,756
Retirement trusts	26,159	26,082
New personal pension trusts	6,084	6,441
New old-age pension trusts	815	892

Sub-total	1,027,901	1,107,821

Principal and interest guaranteed trusts:
Development trusts	19	19
Unspecified money trusts	334	334

Sub-total	353	353

Total	1,037,810	1,117,673

47.	LEASES

(1)	The future lease payments under lease contracts as of December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	December 31, 2024	December 31, 2023
Lease payments
Within one year	140,576	141,521
After one year but within five years	205,258	107,028
After five years	26,898	2,193

Total	372,732	250,742

(2)	Total cash outflows from leases for the years ended December 31, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2024	2023
Cash outflows for leases	171,368	132,159

(3)

There are no lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value for the years ended December 31, 2024 and 2023. The variable lease payments not included in the measurement of lease liabilities for the years ended December 31, 2024 and 2023 are 24,373 million Won and 32,016 million Won, respectively.

48.	EVENTS AFTER THE REPORTING PERIOD

In January, 2025, the Bank decided to implement a voluntary retirement program through labor-management agreement. As a result, the termination benefits to be recognized by the Bank in the first quarter of 2025 amount to 169,013 million Won.

Independent Auditors’ Review Report on Internal Control over Financial Reporting

(Based on a report originally issued in Korean)

To the shareholders and board of directors of

Woori Bank :

We have reviewed the accompanying Report on the Operational Status of Internal Controls over Financial Reporting (the “ICFR Report”) of Woori Bank (the “Bank”) as of December 31, 2024. The Bank’s management is responsible for designing and maintaining effective ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of ICFR, the Bank’s management stated: “Based on the assessment of the operational status of the ICFR as of December 31, 2024, the Bank’s ICFR has been effectively designed and is operating as of December 31, 2024, in all material respects, in accordance with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting (the “Conceptual Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea.(the “ICFR Committee”)”

We conducted our review in accordance with ICFR Review Standards issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Bank’s ICFR Report is free of material misstatement. Our review consists principally of obtaining an understanding of the Bank’s ICFR, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.

A company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of management and directors of the Bank; and (3) regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect material misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review of the Bank’s ICFR Report, nothing has come to our attention that causes us to believe that the Bank’s ICFR Report as of December 31, 2024 is not prepared, in all material respects, in accordance with the Management Guideline for Evaluation and Reporting of Internal Control over Financial Reporting issued by the ICFR Committee.

This report applies to the Bank’s ICFR in existence as of December 31, 2024. We did not review the Bank’s ICFR subsequent to December 31, 2024. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 4, 2025

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of and for the year ended December 31, 2024.